Form 20-F
period 2002-12-31
METRO INTERNATIONAL SA
filed 2003-06-19
CIK 1121850

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on June 18, 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2002
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from N/A to N/A

Commission file number: 000-30908

Metro International S.A.
(Exact name of Registrant as specified in its charter)

Metro International S.A.
(Translation of Registrant's name into English)

Grand-Duchy of Luxembourg
(Jurisdiction of incorporation or organization)

11, Boulevard Royal, L-2449, Luxembourg
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.
 None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Title of each class	Name of each exchange on which registered
Series A Shares (no par value)	Nasdaq SmallCap Market
Series B Shares (no par value)	Nasdaq SmallCap Market

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
 None

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

Series A Shares (no par value)	55,823,671
Series B Shares (no par value)	53,559,460

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes ☒    No ☐

        Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17 ☐    Item 18 ☒

GENERAL INFORMATION

        As used in this document, unless the context otherwise requires, references to "Metro International", "Metro", "Company", "we", "us" or "our" are to Metro International S.A. and its consolidated subsidiaries, references to "MTG" are to Modern Times Group MTG AB (publ) and references to the "MTG Group" are to MTG, its consolidated subsidiaries and "associated companies." (Associated companies are less than majority-owned and are accounted for according to the equity method.) References to "Metro Shares" are to our series A shares, without par value ("Metro A Shares"), together with our series B shares, without par value ("Metro B Shares"). The Metro A Shares carry one vote per share and the Metro B Shares have no voting rights, except when the rights and privileges attaching to the Metro B Shares are to be altered. See "Description of Securities—Voting Rights", and "—Variation of Rights". References to "Kinnevik" are to Industriförvaltnings AB Kinnevik (publ). References to "Millicom" or to "MIC" are to Millicom International Cellular S.A. and references to "Invik" are to Invik & Co. AB (publ).

        We publish our financial statements in U.S. dollars. Unless otherwise stated or the context otherwise requires, references to "U.S. dollars", "USD", "$" or "US$" are to the lawful currency of the United States, references to "kronor", "krona" or "SEK" are to the lawful currency of Sweden, references to "euro", "EUR" or "€" are to the common currency of twelve member states of the European Union, references to "Czech koruna" or "CZK" are to the lawful currency of the Czech Republic, references to "Hungarian forint" or "HUF" are to the lawful currency of the Republic of Hungary, references to "pounds sterling" or "£" are to the lawful currency of the United Kingdom and references to "Swiss francs" or "CHF" are to the lawful currency of Switzerland. Unless otherwise indicated, the financial information contained in this document has been prepared in conformity with internationally accepted accounting principles ("IAS"), which, as indicated in Note 26 of the Notes to the Consolidated Financial Statements, differ in certain material respects from generally accepted accounting principles in the United States ("U.S. GAAP"). Unless otherwise indicated, any reference in this document to Consolidated Financial Statements is to our Consolidated Financial Statements (including the Notes thereto) included herein.

FORWARD-LOOKING STATEMENTS

        Some of the statements in this document are forward-looking. These forward-looking statements include statements relating to our performance in "Item 5. Operating and Financial Review and Prospects" and statements relating to trends and anticipated developments in the industry in "Item 4. Information on the Company" in this document. In addition, we may make forward-looking statements in future filings with the Securities and Exchange Commission, and in written material, press releases and oral statements issued by or on behalf of us.

        Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections. Therefore, you should not place undue reliance on them. Forward-looking statements include statements regarding the intent, belief or current expectations of us or our officers (including statements preceded by, followed by or that include forward-looking terminology such as "may", "will", "should", "believes", "expects", "anticipates", "estimates", "continues" or similar expressions or comparable terminology) with respect to various matters. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contemplated in any forward-looking statement. Such factors include, but are not limited to, the factors set forth in "Item 3. Key Information—Risk Factors".

PART I

Item 1. Identity of Directors, Senior Management and Advisers

        This item is not applicable.

Item 2. Offer Statistics and Expected Timetable

        This item is not applicable.

Item 3. Key Information

SELECTED FINANCIAL DATA

        You should read the selected consolidated financial information set forth below in conjunction with "Item 5. Operating and Financial Review and Prospects" and the consolidated financial statements, including the Notes thereto, in "Item 18. Financial Statements".

        Metro International was formed in December 1999 as a holding company. Metro International was spun-off from MTG in August 2000 and was constituted from all of the free newspaper operations of MTG's publishing business. The combination of these MTG businesses in May 2000 to form the group has been accounted for as a merger of entities under common control since MTG controlled each of the businesses for all periods presented herein. These consolidated financial statements have been prepared in accordance with IAS, which, as described in Note 26 of the Notes to the Consolidated Financial Statements, differ from U.S. GAAP in certain material respects.

	Year ended December 31,
	1998	1999	2000	2001	2002
	(in US$ thousands, except no. of shares and per share data)
Consolidated statement of operations data:
Net sales	43,943	62,318	91,939	109,908	142,836
Costs of production	(23,068)	(39,401)	(94,945)	(107,291)	(114,984)

Gross income (loss)	20,875	22,917	(3,006)	2,617	27,852
Selling expenses	(6,350)	(7,196)	(18,062)	(30,244)	(36,959)
Administrative and development expenses(1)	(10,551)	(23,835)	(38,942)	(50,064)	(45,136)
Site closure costs	—	—	—	—	(4,519)
Share of earnings in associated companies	—	—	—	(1,395)	(798)

Other operating expenses	(80)	(3,613)	(3,674)	(3,473)	(3,635)

Operating income (loss)	3,894	(11,728)	(63,684)	(82,559)	(63,195)
Interest expense related parties	(139)	(2,952)	(5,166)	(5,230)	(6,285)
Other financial items, net	(130)	(731)	322	3,648	(11,038)

Income (loss) before income tax	3,625	(15,411)	(68,528)	(84,141)	(80,518)
Current tax	(3,010)	(4,057)	(2,360)	(1,545)	(1,106)
Deferred tax	1,190	(924)	(315)	(950)	8,361

Income (loss) after income tax	1,806	(20,392)	(71,203)	(86,636)	(73,263)
Minority interests in losses(2)	91	—	—	693	1,392

Net Income (loss)	1,897	(20,392)	(71,203)	(85,943)	(71,871)
Basic and diluted loss per share		(0.31)	(1.07)	(1.02)	(0.66)
Outstanding number of shares		66,375,156	76,088,489	109,383,131	109,383,131
Consolidated statement of operations data:
Amounts in accordance with US GAAP
Net income (loss)	1,897	(19,403)	(71,203)	(85,943)	(69,225)
Basic and diluted loss per share		(0.29)	(1.07)	(1.02)	(0.63)

	Year ended December 31,
	1998	1999	2000	2001	2002
	(in US$ thousands, except no. of shares and per share data)
Consolidated balance sheet data:
ASSETS
Non-current assets
Intangible assets
Licenses, net	241	178	242	149	108

Goodwill, net(3)	23,288	21,445	16,668	13,406	10,624

	23,529	21,623	16,910	13,555	10,732
Property, plant and equipment
Machinery and equipment, net	1,192	2,641	5,253	4,928	4,918

	1,192	2,641	5,253	4,928	4,918
Financial assets
Shares in associated companies	—	—	—	1	94
Receivables from associated companies	—	—	—	2,917	2,872
Deferred tax assets	1,613	631	423	4	8,582
Long-term receivables	—	—	1,502	2,077	2,343

	1,613	631	1,925	4,999	13,891
Total non-current assets	26,344	24,895	24,088	23,482	29,541
Current assets
Current receivables
Accounts receivable, net	5,308	7,446	15,677	21,721	35,964
Tax receivable	69	103	—	—	—
Share purchase option	—	10	10	10	—
Other current receivables	271	3,904	6,434	8,850	6,705
Prepaid expenses	599	771	5,717	2,944	2,442

	6,247	12,234	27,838	33,525	45,111
Cash and cash equivalents	444	49	73,792	35,888	23,989

Total current assets	6,691	12,283	101,630	69,413	69,100

TOTAL ASSETS	33,025	37,178	125,718	92,895	98,641

SHAREHOLDERS EQUITY AND LIABILITIES
Shareholders equity	1,105	(27,304)	(19,982)	(43,202)	(114,081)
Minority interest	—	—	—	(666)	(2,341)
Long-term liabilities
Convertible debenture loan(4)	—	—	22,080	22,080	41,631
Long-term liabilities to related companies(5)	2,421	42,643	64,965	64,258	73,565
Liabilities to minority partners	—	—	—	1,781	2,805
Long-term bank loans	—	—	—	—	30,216
Deferred tax payable	—	—	—	777	1,185
Total long-term liabilities	2,421	42,643	87,045	88,896	149,402
Current liabilities
Short-term bank loans	—	—	18,488	6,755	15,498
Accounts payable	2,486	9,934	22,935	16,576	28,396
Consideration payable for share acquisitions	21,066	—	—	—
Other liabilities	3,232	5,487	3,312	8,415	6,160
Accrued expenses	2,715	6,418	13,920	16,121	15,607

Total current liabilities	29,499	21,839	58,655	47,867	65,661

TOTAL LIABILITIES	31,920	64,482	145,700	136,763	215,063
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES	33,025	37,178	125,718	92,895	98,641

Consolidated balance sheet data:
Amount in accordance with US GAAP
Total assets	33,025	38,167	126,707	93,884	102,276
Total shareholders equity	1,105	(26,314)	(18,993)	(42,213)	(110,446)
Total shareholders equity and liabilities	33,025	38,167	126,707	93,884	102,276

	Year ended December 31,
	1998	1999	2000	2001	2002
	(in US$ thousands)
Consolidated statement of cash flow:
Net cash flow generated by (used in) operations	(860)	(5,249)	(66,437)	(85,308)	(65,525)
Net cash flow used in investing activities	(594)	(26,336)	(5,822)	(7,541)	(3,428)
Net cash flow provided by (used in) financing activities	1,419	31,199	146,254	55,125	56,536
Net increase/decrease in cash and cash equivalents	(35)	(386)	73,995	(37,724)	(12,417)
Cash and cash equivalents at beginning of year	491	444	49	73,792	35,888

Currency effects on cash	(12)	(9)	(252)	(180)	518

Cash and cash equivalents at the end of year	444	49	73,792	35,888	23,989

NOTES

(1)
Costs for the development of new Metro locations, which included travel expenses and the cost of consultants, are included in administrative costs. The significant increases in 1999, 2000 and 2001 were due to the further expansion of development activities in these years. The decrease in 2002 is due to a reduction in development activities during the year.

(2)
The minority interest in losses relates to minority shareholdings in certain of our local operating subsidiaries. These are only recorded if the losses are covered by capital contributed by the minority shareholder or if the minority shareholder has an obligation to contribute capital and is expected to be able to fulfill such obligation.

(3)
The goodwill relates to the acquisition of the shares of minority shareholders in Tidnings AB Metro, Metro International, Metro Prague (in 1999) and Metro Hungary (in 2001). The minority shares in Tidnings AB and Metro International were acquired in 1995 and 1996, but final additional payments were made in 1999 (SEK 170 million corresponding to U.S. dollars 20.6 million) as certain conditions were met.

(4)
In May 2000 the Company issued to MTG $23.5 million aggregate nominal value of Metro Convertible Debentures in exchange for a similar amount of the Company's net indebtedness to MTG. The Metro Convertible Debentures bear interest at the rate of 6% per annum and will mature on August 15, 2004. The Metro Convertible Debentures may be converted by the holders into an equal number of Metro A Shares and Metro B Shares, in full or in part, at any time or from time to time during their term at a conversion price of $1.42 per Metro A Share and $1.42 per Metro B Share. In connection with the private placement of our shares in December 2000, MTG converted into Metro A Shares $1.42 million principal amount of the Metro Convertible Debentures, receiving 1,000,000 Metro A Shares. The outstanding Metro Convertible Debentures are convertible into 7,296,895 Metro A Shares and 8,296,895 Metro B Shares, representing 12.5% of our share capital and 11.6% of our total voting rights after conversion (before the exercise of outstanding stock options and Metro subordinated 6.25% convertible notes). In May 2002, we issued Metro subordinated 6.25% convertible notes to MTG with a nominal value of $20 million in exchange for shares in TV4, a Swedish TV company, in which MTG holds a minority stake. Metro subsequently sold these TV4 shares to a third party for approximately SEK 200 million. The Metro subordinated 6.25% convertible notes mature in May 2007 and are convertible into 9,950,249 Metro B Shares, representing 8.3% of our share capital after conversion (before the exercise of outstanding stock options and Metro Convertible Debentures).

(5)
As of December 31, 2002, this consisted of indebtedness of $50.1 million, including capitalized interest, to Kinnevik and $23.5 million to MTG. On February 2, 2000, we executed a Master Loan Agreement with Kinnevik under which we have drawn down a total of SEK 441.8 million The loan is repayable on 30 days' notice by Kinnevik, and is secured by the shares in certain of our subsidiaries. Although this facility is repayable on demand by Kinnevik, it is classified as long-term debt in our annual and interim accounts because Kinnevik has confirmed that it will not ask for any repayment in 2003. On August 15, 2000, we entered into a $23.5 million three-year term loan facility with MTG. See "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources" for a discussion of changes to the capitalization of the Company. In June 2002, we secured SEK 400 million from a new bank facility with Nordea and this facility was fully drawn down by December 31, 2002. The annual interest payable on this amount is STIBOR plus 3%. Of this amount, SEK 100 million was held back as pledged cash collateral in favor of Nordea and SEK 300 million has been used for financing the Company's operations. Under the terms of this facility and subject to satisfaction of certain covenants, Metro may not otherwise use such SEK 100 million until July of 2003. See "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources" for a detailed description of the terms of the Nordea loan.

RISK FACTORS

        You should carefully consider the following risk factors and other information in this document before you decide to invest in our shares. You should note that this document contains certain "forward-looking" statements, including statements about our expectations of our business and future performance. Important factors that could cause our actual results to differ materially from the forward-looking statements are set forth below and elsewhere in this document.

We currently have limited liquidity and additional financing may be unavailable

        We have in the past relied upon debt and equity financing from Kinnevik, MTG and other related companies in order to fund our operations and expansion. In addition, on December 21, 2000, we raised $61.4 million (on a net basis) from the private placement of 2,913,333 Metro A Shares and 5,800,000 Metro B Shares. Subsequently, in October 2001, we raised approximately $65.1 million (on a net basis) from a private placement of 17,623,800 Metro A Shares and 15,670,842 Metro B Shares.

        In May 2002, we issued Metro subordinated 6.25% convertible notes to MTG with a nominal value of $20 million in exchange for one million TV4 A Shares, which we subsequently sold for SEK 200 million. Also, in June 2002, we entered into a SEK 400 million credit facility with a leading Swedish financial institution, Nordea.

        We are dependent upon continuing financial support from our principal shareholders. Our liquid resources together with our guaranteed further financing facilities, which includes financial support from our principal shareholders, are sufficient for us to operate throughout 2003 as a going concern. Although we currently believe that our financing is sufficient for the remainder of 2003, we might incur unexpected costs or revenue losses at our existing operations which could lead to our current resources proving insufficient. If our current financing proves insufficient, then certain of our publications might have to be discontinued. Any such action could have a material adverse effect on our financial condition, results of operations and future prospects.

        When we require additional funds, our ability to raise additional capital might be limited or we may not be able to raise funds on favorable terms, which would have a material adverse effect on our profitability and could have a material adverse effect on our financial condition, results of operations and future prospects. See "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources".

We have operating losses and negative cash flow

        Primarily as a result of the young average age of our operations, in the year ended December 31, 2002, we generated operating losses of $63.2 million and negative net cash flow from operations of $65.5 million. Given these losses and the risks inherent in a young company such as ours, we might not achieve profitability or positive cash flows in the short-term or for a longer period of time. Our future ability to generate a positive cash flow and operating profits will depend on a number of factors that are difficult to predict or not under our control. These factors include, among others:

  •
  our ability to establish our newspapers as an advertising medium in our current markets;

  •
  the level of competition in our markets and its effect on our advertising prices;

  •
  our ability to control costs;

  •
  our ability to attract, retain and motivate qualified personnel;

  •
  the local market conditions and the economic conditions in our cities and countries of operation; and

  •
  the regulatory risks of our industry such as the implementation of new advertising taxes that would reduce the profit margin on our sales.

        We can give no assurance that we will be successful in adequately addressing these and other risks. If we fail to do so, it could have a material adverse effect on our prospects, financial condition and results of operations. You should note that because of our significant growth since the launch of our operations, comparisons of the results presented for us are not indicative of future financial results.

We will have significant future operating expenditures that could negatively affect our cash flow

        We have experienced significant growth since the beginning of operations in 1995. This growth has required us to incur substantial operating expenses. We have recently launched newspapers in Paris, Marseille, Lyon, Aarhus and Hong Kong. Even though we are not currently in the process of introducing Metronewspapers in any new cities, we might in the future consider the introduction of Metro newspapers in certain other parts of the world. If our assumptions about local economic conditions and market dynamics in prospective markets prove to be incorrect, or if other factors prove different than we expect, future losses could be higher than anticipated.

Our significant indebtedness could harm our financial condition

        As at December 31, 2002, our total indebtedness was $163.7 million. For a discussion of our indebtedness, see "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources". Depending on our resources at the time these loans are called, we may not be able to repay our indebtedness.

        On February 2, 2000, we executed a Master Loan Agreement with Kinnevik under which we have drawn down a total of SEK 441.8 million. The loan (and capitalized interest) is repayable on 30 days' notice by Kinnevik and is secured by shares in certain of our subsidiaries. Although this facility is repayable on demand by Kinnevik, it is classified as long-term debt in our annual and interim accounts, because Kinnevik has confirmed that it will not ask for any repayment in 2003. In January 2003 we drew-down a further SEK 150 million under the Master Loan Agreement.

        In May 2000 we issued to MTG $23.5 million aggregate nominal value of Metro 6% convertible debentures in exchange for a similar amount of our net indebtedness to MTG. On December 21, 2000 MTG converted $1.42 million of these convertible debentures into 1,000,000 A shares. In addition, in May 2002, we issued Metro subordinated 6.25% convertible notes to MTG with a nominal value of $20 million in exchange for shares in TV4, a Swedish TV company, in which MTG holds a minority stake. Metro subsequently sold these TV4 shares to a third party for SEK 200 million. Certain risks are associated with the use of convertible debt instruments as a financing mechanism. If the market price of Metro Shares were to fall below the conversion price, which could be the case if we were to suffer from poor financial performance or for other reasons, we will be additionally negatively affected because the convertible debt instruments would not be converted into equity and we would be obliged to redeem them upon their maturity.

        In June 2002, we secured a SEK 400 million credit facility from a leading Swedish financial institution, Nordea. The borrower is Metro Sweden Holding AB, the parent company of Metro Nordic Sweden AB and Tidnings AB Metro. The credit facility is secured by pledges of the shares in Metro Sweden Holding AB and a guarantee by Metro International S.A. The annual interest payable on this loan is initially STIBOR plus 3%; the interest margin reduces as interest cover increases. See "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources" for a detailed description of the terms of the Nordea loan.

We may not be successful in certain of our markets and may incur costs to discontinue operations

        While we carefully evaluate each proposed new geographic location before commencing publication of a Metro edition, we may subsequently choose to discontinue publication of a Metro edition if local market conditions prove to be materially different than expected. During December 2000 we discontinued the publication of Morning News in Newcastle. In February 2002, we discontinued the publication of the Swiss edition, Metropol, which we launched in January 2000. In January 2002 we also discontinued publication of the Buenos Aires edition, Publimetro, which we launched in October 2000. Our French operations have suffered significant losses. We may choose to discontinue the French or other existing editions should our operating environment in a particular geographic market prove unprofitable, which may in turn have an adverse effect on our business. Additionally, we might incur certain costs in association with the discontinuation of certain of our publications that could effect our financial result. Although discontinuing operations that are not profitable may decrease the losses we incur in the long term, short term costs may adversely affect our results of operations.

We are subject to strong competition resulting in downward pressure on our advertising rates which adversely affects our revenue growth

        Our newspapers compete for readership and advertising sales with the leading daily subscription newspapers and other publications in the markets in which we operate. These newspapers often have significantly greater resources than we do. We also face competition from other "free" newspapers in an increasing number of our markets of operation. In Stockholm, we face competition from Stockholm City a free newspaper launched in October 2002, which has negatively affected our revenues and profits. In the Netherlands the company that publishes de Telegraf, a leading Dutch subscription newspaper, has also launched a free newspaper, Spits. Our revenues are being adversely affected by competition in Helsinki from Uutislehti 100, in Copenhagen from Urban, in Rome from Leggo, in Milan from Leggo and City and in Madrid, Barcelona and Paris from 20 Minutes. This competition could adversely affect our revenue growth. We face competition from free newspapers in a number of our other markets as well.

        In markets where we face substantial competition from such newspapers, we may be forced to offer customers deep discounts on our listed advertising prices for extended periods of time to remain competitive, or ultimately to close certain newspaper operations that are unlikely to prove profitable in the face of competition. Maintaining these deeply discounted selling prices for an extended period of time would have a material adverse effect on the financial condition of the operations concerned.

        Our newspapers also compete for advertising sales with magazines and other print media, as well as other forms of media such as television, radio and to a lesser extent the Internet and outdoor media, such as advertising on bill boards and signs.

  We may not be recognized in official market readership survey statistics which will limit our ability to increase advertising revenue

        In most markets, there are readership survey statistics recognized, by advertisers as "official", meaning that they are the most widely recognized in the market. These statistics are typically sponsored by the main industry participants and are based on surveys of sample segments of the local population, although the methodologies vary from market to market. While we demand to be included in these official market statistics in our markets of operation, it often takes some time before we are so included, and competitors sometimes actively seek to prevent us from being so included. Our competitors have been successful in doing so in certain of our markets. Not being included in these official statistics may limit our ability to increase advertising revenue.

Our advertising revenues are affected by general economic conditions

        The level of demand for advertising, and therefore the level of advertising revenues, are both dependent upon general economic conditions in the markets in which we operate. Increases in advertising revenues generally correspond with economic recoveries, while decreases generally correspond with economic downturns and regional and local economic recessions, like those being experienced currently in many locations around the world. Therefore, the local market conditions and national economic conditions in our markets are likely to affect our operating results and strategic decisions. For example, Metro chose to discontinue its operations in Buenos Aires in 2002 as a consequence of the grave economic conditions in Argentina.

Some of our markets may be less profitable than others because advertising markets are less developed or because of other operating peculiar factors

        The advertising markets in certain of the countries in which we operate, for example in the Czech Republic and Hungary are not yet fully developed, and the demand for advertising depends on the future development of these transitional economies. In these transitional economies, advertising rates are significantly lower than in established markets, although our costs in these markets are lower as well. A newspaper's high readership may not necessarily translate into high advertising rates because advertising customers may not be accustomed to or have access to market research on advertising effectiveness and are also likely to base purchase decisions on perceptions of readership demographics. In certain markets our revenue may be limited if advertisers do not perceive our readers as a suitable target group for their advertising. In certain markets a significant proportion of the newspaper advertising buying is concentrated in a small number of agencies. These agencies can, for a number of reasons, such as insufficient contact with relationship managers or influence by competitors over the agencies choose not to advertise in Metro despite its relative merits as an advertising media. Our business, results of operations and financial condition could suffer if the emerging advertising markets in which we operate develop more slowly or in a different manner than we anticipate.

The seasonal nature of our business means our revenues vary from quarter to quarter

        Our advertising revenues are subject to significant seasonal variations, with revenues in most markets being at their highest levels in the second and fourth quarters of each year, and at their lowest in the third quarter. Revenues are higher in the fourth quarter because of the higher advertising expenditures customary in the run up to the Christmas holiday season. The summer months usually account for the lowest level of advertising expenditures during the year due to the school and summer holiday season.

We are often dependent on distribution contracts

        In some of our markets, distribution of our newspaper depends on contractual agreements with local transportation authorities. We can give no assurance that the local transportation authorities will renew these contracts on favorable economic terms when they expire in the coming years or, if they are not renewed, that we will be able to find adequate alternative distribution arrangements. Also, we cannot assure you that our counterparties will perform their obligations under the contracts at all times.

        If the legal or political environment changes in the markets in which we operate, the relevant local transportation authority may choose or be required to repudiate the distribution contract. Legal remedies may not be available in a timely fashion or may not exist at all in such cases.

Legal uncertainties relating to our operations in certain of our current or proposed markets may adversely affect our operations

        In certain countries in which we operate, there may be doubts over the legality of a transport authority's participation in the distribution of our newspaper. In the Netherlands, a complaint was filed with the Dutch Competition Authority regarding our exclusive distribution agreement with NS Stations; the competitor appealed the dismissal of the complaint. The appeal was won by Metro, but the competitor has filed an appeal with a special court in Rotterdam for a review of the Authority's decision. In Montreal, a large Quebec-based newspaper publisher has filed suit against the public transport authority claiming that our exclusive distribution agreement violates the Canadian Charter and requesting an injunction enjoining the agreement. The injunction has been denied and the trial is ongoing. A ruling is expected during 2003. Although we believe this claim to be without merit, there can be no assurance that the legality of this distribution agreement will be upheld in court. See "Item 8. Financial Information—Legal Proceedings".

        Any litigation or suspension of operations in any market could materially adversely affect us. Our business, results of operations and financial condition could suffer as a result of any of these or other uncertainties in the markets in which we operate.

We may not be able to use the Metro name in certain markets

        In certain countries in which we operate, we may be prohibited from using the Metro name and mark. Currently there are other newspapers published by other companies using the Metro name, including a free newspaper in London. We may not be able to prevent other newspapers from using the Metro name and, in certain circumstances, we may have to introduce a newspaper using a name other than Metro. Our newspaper in Warsaw is currently published as "Metropol", in Santiago as "Publimetro", in Barcelona as "Metro Directe", in Madrid as "Metro Directo", in Toronto as "Metro Today", in Athens as "Metrorama" and in Copenhagen as "MetroXpress". In our existing markets, there are currently disputes in relation to the use of the Metro name in Italy, Greece, Spain, Denmark, Poland, Chile, France and Hungary. We are also currently involved in disputes in relation to the use of the Metro name in certain other markets. See "Item 8. Financial Information—Legal Proceedings". If we were prohibited to use the Metro name and mark, our operations might be negatively affected.

We may face opposition in the new markets that we enter from trade, labor or other organizations

        We launched Metro in Paris in February 2002 and were met with well-publicized organized opposition, some of which was of questionable legality, from labor organizations in respect of, among other things, our use of distributors for our Paris edition. Such opposition, in part at least politically motivated, had an adverse effect on the production, distribution and advertising of our Paris edition and thereby has negatively affected the profitability of our operations in France. While we expect to continue to distribute the Paris edition without such opposition, any future opposition from labor organizations or other groups may have an adverse impact on our business in Paris. Similar risks exist in all of our other markets.

Minority investors in certain of our subsidiaries have rights and interests that may negatively affect our profitability

        In many cases, when we launched newspapers, we sought to secure a distribution contract with the local transportation authority. To induce the local transportation authority to enter such distribution contracts with us, we have offered certain investors a minority shareholding in the relevant local subsidiary. In addition, we have offered minority shareholdings in the relevant local subsidiary as an incentive to local partners. Minority investors like these have certain rights in the local subsidiary, such as the right to approve any increase in share capital, and some have protection against dilution of their holdings in the subsidiary. Such minority investors may have goals that differ from ours, and we cannot assure you that the existence of such rights in a subsidiary will not cause inefficiencies as compared with wholly owned entities. In certain of our subsidiaries we have in the past had disputes with such minority investors and we cannot assure you that further disputes will not arise in the future that might negatively affect our profitability.

Restrictions on foreign ownership may limit our ability to generate advertising revenues

        In certain countries where we have newspapers there have been or still are legal restrictions on foreign ownership of publishing companies. In such countries, we have entered into arrangements with local partners in order to comply with these foreign ownership restrictions while still seeking to maintain editorial and operational control of our newspapers.

        Furthermore, where such restrictions exist, we may be limited to holding a minority stake in the relevant local publishing subsidiary, and the majority shareholders may have goals or interests that differ from ours. We cannot assure you that such restrictions on our ability to obtain full ownership of certain local publishing subsidiaries will not adversely affect our editorial or business operations in the subject locations. Canada is at present the only market in which we operate where these restrictions apply.

Advertising taxes may adversely affect our revenues

        Prior to 2001, our ability to generate advertising revenues in our Toronto operations was adversely affected by Canadian income tax laws preventing companies from deducting costs of advertising in publications more than 25%-owned or de facto controlled by non-Canadian entities. However, in March 2001, we entered into an agreement with Torstar Corporation, a Canadian entity, and on June 29, 2001, the Canadian Customs and Revenue Authority approved the merger between our Toronto publication and the free daily published by Torstar Corporation under the title "Today". Immediately following the approval, the merger transaction was completed and on July 9, 2001, the new joint venture launched its first issue under the title "Metro Today". We own 80% of the local company responsible for the advertisement sales for Metro Today (the Torstar Corporation owns the other 20%); in addition, we own 25% of the local operating subsidiary that publishes Metro Today in Toronto (the Torstar Corporation owns the other 75%). As Metro Today is now a Canadian company-controlled publication, the preclusion of advertising cost deductions for Canadian income tax purposes is no longer applicable. If we were subject to similar regulations in other jurisdictions, our financial condition and results of operations would be adversely affected.

We may not be able to enter into adequate contracts with local printing companies

        We generally attempt to outsource our printing requirements to printing companies that are not affiliated with any of our competitors. See "Item 4. Information on the Company—Printing". The number of independent printing companies in any one location that meet our quality standards is, however, limited, and we may not always be able to enter into a contract with an independent printing company on good terms or at all. We may not be able to enter into a contract with an independent printing company with sufficient capacity should we subsequently decide to increase our printing requirements in that market. The production of our newspapers is also highly dependent on the performance of the printing company, and any loss of production quality, persistent failures to meet production deadlines or temporary or permanent cessation of trading could materially adversely affect our business, financial condition and results of operations.

The volatile cost of raw materials we use may significantly increase our costs of operations

        Newsprint, the paper on which newspapers are printed, is the single largest raw material we use and our most significant operating cost, accounting for approximately 14% of our operating expenses in 2002. Newsprint is a commodity, and its costs are cyclical and vary widely from period to period. For example, newsprint costs rose during 2001 but fell during both 2002 and the first quarter of 2003. In 2001 the average price paid by us for newsprint in Europe was $550 per ton, while the average cost of newsprint in the United States was $600 per ton. In 2002 the average price paid by us for newsprint in Europe was approximately $496 per ton, the average cost of newsprint in the United States was approximately $463 per ton, and in Hong Kong the average cost of newsprint was approximately $460 per ton.

        Under the paper supply contracts we have entered into regarding our operations in Europe and Asia, our costs are generally fixed for a period until end of 2003. If the cost of newsprint were to increase when we are renegotiating our newsprint contracts we may have to bear any large increase in the price of newsprint in the markets in which we operate. We do not hedge our exposure to newsprint price fluctuations. Any significant increase in the cost of newsprint will therefore have a negative impact on our financial condition and results of operations.

We are exposed to foreign currency fluctuations

        We have certain exposure to fluctuations in currency exchange rates. We believe that a substantial portion of the risks of our operations in multiple currencies is and will continue to be mitigated by the structural matching that occurs as a result of the fact that, because we conduct a substantial portion of our operations with respect to each of our newspapers on a local basis, we incur, and we expect to continue to incur, many of our expenses (including financial expenses) in the same currency in which we invoice our services relating to such costs. Most of our exposure is instead due to the translation of our revenues into U.S. dollars, our reporting currency, as described below. In 2002, approximately 18.9% of our operating expenses were denominated in U.S. dollars and 19.5% in Swedish kronor, 36.9% in euro and 7.3% in Danish kronor. In 2002, only 10.4% of our revenues were denominated in U.S. dollars and 33.4% in Swedish kronor, 31.2% in euro, 7.3% in Danish kronor and 5.3% in Hungarian forints. In 2001, 7.2% of our revenues were in U.S. dollars, in 2000, 3.9% of our revenues were in U.S. dollars and we had no U.S. dollar revenues in previous years. Of our revenues in 2000, 65.1% of our revenues were denominated in Swedish kronor and in 2001 45.6% of our revenues were denominated in Swedish kronor. In addition, at December 31, 2002, long-term liabilities amounting to $50.1 million to Kinnevik and the Nordea loan of SEK 400 million (of which SEK 100 million of the drawn down balance is held on deposit as a cash collateral in favor of Nordea) are denominated in Swedish kronor. We expect that as our operations further develop a significant portion of our revenues will be denominated in other currencies, which will likely be the relevant local currency in each case. Given the recent weakening of the U.S. dollar relative to the currencies in which most of our revenues are denominated, translation exposure has had a positive effect on our reported sales figures in recent periods. At the same time our operating losses have increased as a result of the weakening of the U.S. dollar against certain of the currencies in which our loss making operations are denominated.

        Although we maintain our books and report our results in U.S. dollars, most of our assets and liabilities are located, and most of our operations are conducted, outside the United States, and most of our local subsidiaries record their assets and liabilities and their results in their books in reporting currencies other than the U.S. dollar. The translation risk associated with currency fluctuations has in the past affected, and we expect it will continue to affect, our financial condition. The translation gain/loss amounted to a gain of $1.4 million in 2000, a gain of $2.5 million in 2001 and a loss of $8.5 million in 2002.

        The currencies of certain emerging markets into which we may expand have depreciated significantly in the past, including by way of devaluation, against the major Western currencies, including the U.S. dollar, and there is a risk that certain of such currencies will continue to fall in value. Depreciation of such currencies could have an adverse effect on our performance and investments in operations in such countries. The weakening of the U.S. dollar against the Swedish kronor, the Euro, the Hungarian florint, the Danish krona, the Czech korona, the Korean won, the Canadian dollar and the Polish szlotty has positively affected our revenues in 2002, but we cannot predict how the future performance of the U.S. dollar against these currencies will continue to affect our future revenues.

        We monitor our foreign currency exposure closely but our current policy is not to hedge our exposure.

Inflation in certain emerging markets may negatively affect our revenues

        The economies of certain emerging markets in which we operate or into which we might expand in the future may experience significant rates of inflation. An increase in the rate of inflation in a country in which we operate could have an adverse effect on our performance and results of operation in that country, due in part to the risk that an increase in the rate of inflation may have an adverse effect on the economy, which in turn would negatively affect our revenue.

There is a risk of error in forward-looking statements

        All statements in this document that are not clearly historical in nature are forward-looking. We wish to caution you that these forward-looking statements, such as those regarding our plans and strategies, our anticipation of revenues from designated markets, statements regarding the development of our businesses and our anticipated capital expenditures and funding requirements, involve inherent risks and uncertainties, and there is a significant risk that such statements will prove to be incorrect. Actual results and developments may be materially different from those expressed or implied by such statements. You should carefully review the other risk factors set forth in this section of this document for a discussion of various factors that could cause actual results to be materially different from those contained in any forward-looking statement.

We rely on key personnel for our success

        We rely on a relatively small core management team, and we are dependent on the performance of our officers and key employees. Given our stage of development, we are and will continue to be dependent on our ability to retain and motivate high quality personnel, especially our management and key sales staff in our countries of operation. We cannot assure you that we will be able to attract or retain qualified personnel in the future. Our future success also depends on our continuing ability to identify, hire, train and retain other qualified technical, sales, marketing and managerial personnel. Any inability to attract and retain our officers and key employees and the necessary technical, sales, marketing and managerial personnel could have a material adverse effect on our business, financial condition and results of operations.

We do not expect to pay dividends in the foreseeable future

        We have not declared or paid any dividends on any class of our capital stock since our formation and do not expect to pay dividends for the foreseeable future. We do not presently expect to pay dividends at any time prior to achieving positive operating cash flow. Furthermore, cash distributions by us may be restricted by certain covenants we might agree to in future debt financings. This could continue long after we have begun to achieve positive operating cash flows.

We are a holding company and are partly dependent upon cash flows from our subsidiaries

        We are a holding company that conducts its operations through local operating companies. We hold no significant assets other than our investments in and advances to the local operating companies and are dependent upon receipt of sufficient funds from the local operating companies to meet our own obligations. Our ability to benefit from the distribution of any assets of the local operating companies upon liquidation of any such local operating companies will be subject to the prior claims of such local operating companies' creditors, including trade creditors.

        Each of the local operating companies may under applicable law be prohibited from paying dividends or making other distributions unless such payments are made out of profits available for distribution. Other statutory and general legal obligations also may affect the ability of the local operating companies to make payments to us in order to repay inter-company loans.

Majority control of the company is concentrated and other shareholders have limited influence over our management and affairs

        Jan H. Stenbeck, former Chairman of our Board of Directors, passed away on August 19, 2002. The estate of Mr. Stenbeck is currently in probate (or the equivalent proceedings under applicable local law) in both Luxembourg and Sweden. A Luxembourg notary is administering the estate (at the direction of the heirs) in Luxembourg. A Swedish executor has also been appointed. The Luxembourg notary is currently in control of the of the estate's substantial direct or indirect shareholdings in Metro, Kinnevik and MTG that are greater than those of any other shareholder. These shareholdings could, in the aggregate, be deemed under the U.S. federal securities laws to constitute control of such companies. The distribution of Mr. Stenbeck's estate will most likely take more than a year to resolve. For a more detailed discussion of the relationship among our principal shareholders, see "Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions". Invik and Kinnevik also may, given the size of their holdings of Metro Shares and the other relationships described in "Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions", be deemed to control us. Invik, together with Mr. Stenbeck's estate, Emesco AB ("Emesco"), Kinnevik, Kinnevik BV, Gunnarsvik AB and MTG (assuming the conversion by it of the Metro Convertible Debentures and the Metro subordinated 6.25% convertible notes into our shares), beneficially own shares representing approximately 57.1% of our voting rights and approximately 40.1% of our share capital on a fully diluted basis (before the exercise of any outstanding stock options). Consequently, such a group, acting together, would be able to elect our entire Board of Directors and to control our management and affairs. In addition, the existing and some former directors and officers of Metro and MTG held as of December 31, 2002 options to acquire new shares in Metro representing none of our voting rights and 10.1% of our share capital. Other holders of Metro A Shares may therefore have limited influence over our management and affairs. Holders of the Metro B Shares have no voting rights and will therefore have a limited influence over our management and affairs. See "—Our Metro B shares have no voting rights" below.

Our Metro B shares have no voting rights

        The holders of the Metro A Shares will have the right at each meeting of the shareholders to cast one vote for every share and to determine the outcome of virtually all matters submitted to shareholders for approval. The Metro B Shares offered have no voting rights, except in very limited circumstances under Luxembourg corporate law. As a result, holders of Metro B Shares will generally have no right to vote on any matters submitted to shareholders for approval, including the election of directors.

The market price of our shares may be volatile

        Due to the limited liquidity of our shares, the market price of our shares has been, and in the future may be, subject to wide fluctuations. A number of other factors may also significantly affect the market price of our shares, such as our operating results and general economic and perceived business trends.

The existence of shares eligible for future sale could adversely affect market price and dilute your shareholdings

        There are currently 55,823,671 Metro A Shares and 53,559,460 Metro B Shares outstanding. In addition, MTG holds $22.1 million aggregate nominal value of Metro 6% Convertible Debentures and $20 million aggregate nominal value of Metro 6.25% convertible notes. The Metro 6% Convertible Debentures bear interest at the rate of 6% per annum, payable annually in arrears, and mature in May 2004. The Metro 6% Convertible Debentures may be converted by MTG in full or in part at any time or from time to time during their term at a conversion price of $1.42 per Metro A Share and $1.42 per Metro B Share. The Metro 6% Convertible Debentures are convertible into 7,296,895 Metro A Shares and 8,296,895 Metro B Shares, representing 12.5% of our share capital and 11.6% of our total voting rights after conversion (before the exercise of outstanding stock options and the Metro 6.25% convertible notes). The Metro 6.25% convertible notes bear interest at the rate of 6.25% per annum, payable semi-annually in arrears, and mature in May 2007. The Metro 6.25% convertible notes may be converted by MTG into Metro B Shares in full or in part at any time after June 24, 2002 and until May 2007 at a conversion price of $2.01 per Metro B Share, subject to adjustment. The Metro 6.25% convertible notes are initially convertible into 9,950,248 Metro B Shares representing 7.4% of our share capital after conversion (before the exercise of outstanding stock options but including the Metro 6% convertible notes). In connection with the private placement of our shares in December 2000, MTG converted into Metro A Shares $1.42 million principal amount of the Metro Convertible Debentures, receiving 1,000,000 Metro A Shares. Furthermore, members of our management, Board of Directors and advisors held as of December 31, 2002 options to acquire, through the issuance of new shares by the Company, up to 11,051,000 Metro B Shares, representing 10.1% of our share capital on a fully diluted basis (excluding the MTG Convertible Debentures). See "Item 6. Directors, Senior Management and Employees—Compensation of Directors and Officers—Options to Purchase Securities from the Company".

There may not be a liquid trading market for our shares

        We cannot predict the extent to which investor interest in the Metro Shares will lead to the development or continuance, after development, of a trading market and how liquid that market might be. No assurance can be given that a liquid trading market will develop or continue.

        Between January 20, 2003 and February 25, 2003 our shares listed on the Stockholm Stock Exchange were listed on the O-list Observation list because the structure of our Board of Directors did not fulfill the Stockholm Stock Exchange's requirements regarding the appointment of independent directors and because Metro had not provided sufficient information to enable the follow-up review to be completed satisfactorily. The shares were removed from the Observation list on February 25, 2003 when we had complied with the Stockholm Stock Exchange's requirements. Such a listing may affect the confidence of investors in our shares. The price and liquidity of our shares may suffer in Sweden and the price and liquidity of our Series A and Series B shares listed on the Nasdaq SmallCap Market may be adversely affected as well.

Regulatory and other legal developments may adversely affect our business

        Advertisers are subject to specific taxes in many of the jurisdictions in which we operate. Additionally, as a foreign company we may be subject to certain taxes to which domestic companies are not subject. Such targeted taxes may place us at a competitive disadvantage when compared to local companies and our business, financial condition and results of operations may be negatively affected.

Item 4. Information on the Company

HISTORY AND DEVELOPMENT OF THE COMPANY

        Metro International S.A. ("Metro International") is a joint stock company ("Société Anonyme") incorporated and existing under the laws of the Grand-Duchy of Luxembourg. Metro International was incorporated and registered under number B-73.790 on December 29, 1999, with the Luxembourg Register of Commerce and Companies. Our registered office is 11, Boulevard Royal, L-2449, Luxembourg and our telephone number is (352) 27 751 350. Our address in the United States is TPI Metro, 153 East 53rd Street, 59th Floor, New York, NY 10022.

        The Metro concept was originally launched in February 1995 when Tidnings AB Metro ("Tidnings AB"), a wholly owned subsidiary of MTG Publishing AB (which is, in turn, wholly owned by MTG), first published Metro, a free newspaper, in Stockholm. In 1996, MTG Publishing AB created a holding company for its free newspaper operations that were launched outside the Nordic countries. Metro International was formed in December 1999 as a holding company. Metro International was spun-off from MTG in August 2000 and was constituted from all of the free newspaper operations of MTG's publishing business.

        The following table shows the launch dates for our newspapers in the markets in which we operate.

Edition	Month of Launch
Stockholm	February 1995
Prague	July 1997
Gothenburg	February 1998
Budapest(1)	September 1998
The Netherlands(2)	June 1999
Malmö	September 1999
Helsinki	September 1999
Santiago	January 2000
Philadelphia	January 2000
Toronto	June 2000
Rome	July 2000
Milan	October 2000
Warsaw	November 2000
Athens	November 2000
Montreal	March 2001
Barcelona	March 2001
Boston	May 2001
Madrid	August 2001
Copenhagen(3)	September 2001
Paris	February 2002
Marseille	February 2002
Lyon	March 2002
Hong Kong	April 2002

(1)
Since early 2001, Metro Budapest has expanded to nationwide distribution in Hungary.

(2)
Metro Holland is distributed on a nationwide commuter rail network system in the Netherlands and on the subway systems in Rotterdam.

(3)
MetroXpress in Copenhagen expanded distribution to Aarhus and the eastern part of Jutland in April 2002.

        During December 2000 we discontinued the publication of Morning News in Newcastle and in March 2001 we also chose to discontinue the publication of Everyday in Stockholm. In February 2002, we discontinued publication of editions in Switzerland (launched in January 2000) and in January 2002 in Buenos Aires (launched in October 2000).

Metro concept

        The Metro concept can be summarized as follows:

  •
  To publish the Metro newspaper carrying "headline" national, international and local news in a standardized accessible format intended to enable commuters to read it during a typical journey time of approximately 20 minutes. We intend our newspapers' content to be politically and religiously unbiased.

  •
  To identify the distribution method most suitable to our product in each city we enter. Initially, our distribution was largely by way of a contract with the principal commuter transportation provider in each city. However, since we may not always be able to obtain such a contract, and in order to attract the readership advertisers value, we also use other distribution methods such as hand distribution at or near to transportation networks, office buildings, university campuses and shopping malls.

  •
  Our income is almost exclusively earned from advertising.

Capital expenditures

        The following table sets forth our capital expenditures by region for each year in the three-year period ended December 31, 2002:

  Capital expenditure

	2000	2001	2002
	(in US$ thousands)
Sweden	1,025	240	276
France	—	—	637
Rest of Europe	2,203	1,002	686
Rest of World	1,576	433	575
Headquarters	51	320	98

Total capital expenditure	4,855	1,995	2,272

Metro made no material reclassifications, mergers or consolidations of the Company or any significant subsidiaries during 2002 and up to the date of this report. The capital expenditures incurred during 2002 were financed through both internal resources as well as utilizations of the external financing described below in Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.

BUSINESS OVERVIEW

        We publish the following newspapers in the locations indicated:

Metro	Stockholm, Gothenburg and Malmö (Sweden)
Montreal (Canada)
Prague (Czech Republic)
Helsinki (Finland)
Hungary
Rome and Milan (Italy)
The Netherlands
Philadelphia and Boston (United States)
Paris, Lyon and Marseille (France)
Seoul (South Korea)(1)
Metropol	Warsaw (Poland)
MetroXpress	Copenhagen (Denmark)
Metro Today	Toronto (Canada)
Metro Directe	Barcelona (Spain)
Metro Directo	Madrid (Spain)
Publimetro	Santiago (Chile)
Metropolis Daily	Hong Kong (China)
Metrorama	Athens (Greece)

(1)
The Metro publication in South Korea is owned and operated by a third party under a franchise license from Metro.

        We distribute our newspapers free of charge, Monday through Friday, with a weekend edition distributed in Stockholm and Hong Kong on Saturdays. We design a distribution system for each newspaper to maximize access to the largest concentrations of demographically attractive readerships in the relevant city. Accordingly, the distribution of our newspapers is either through self-service racks generally located around transport networks or office buildings, by way of hand distributors, also generally located around such transportation networks or by hand distributors around large universities in certain cities. In some locations, distribution also occurs through retail and other outlets. Metro editions are also available to download in PDF format from the Internet. Certain distribution methods, such as the Internet, do not provide us with an independent source of advertising revenue.

        Our newspapers carry "headline" national, international and local news in an accessible tabloid format. Our design, as opposed to the design of the traditional daily newspaper, enables commuters to read it in full during a typical commuter's journey time of approximately 20 minutes. We seek to minimize and control costs by acquiring most of our news and photographs from third parties, which, given the nature of the content of our newspapers, is more efficient than producing the content ourselves. We also outsource our printing and truck distribution requirements. We seek to standardize the design and layout in all our publications to achieve cost efficiency.

        Our principal objective is to quickly develop our newspaper into a leading newspaper in the respective markets, optimize the cost base, establish a diversified customer base, grow revenues and minimize the period of time from launch to profitability.

        According to information published on global circulation figures by ABC, NRC, ZenithOptimedia, the Wall Street Journal and the publishers websites, our newspapers cumulatively represent the fourth highest newspaper circulations in the world. For example, Bild Zeitung, a German newspaper and The Sun, an English newspaper, representing two of the largest newspaper circulations in the world, had an average daily circulation of approximately 4.0 million and 3.6 million, respectively, as of November, 2002. We had an average daily cumulative circulation of approximately 4.4 million as of November 2002. Each day in our cities we have a total readership of approximately 12.3 million, and more than 48% of readers of Metro are under the age of 35. The circulation figures of the other newspapers mentioned are not perfectly comparable to our circulation figures because the other circulation figures are generally based on publication in one location, while our circulation figures are based on publication in all of our cities of operation at such time and in different local languages. As noted above, not all printed copies are distributed in each of our cities of operation. In addition, the other newspapers mentioned are paid-for newspapers, whereas ours are distributed free-of-charge.

        Our revenue is derived almost exclusively from selling advertising space in our newspapers. Our advertisers range from businesses local to each newspaper to multinational businesses, and we are seeking to gain contracts from international companies who will take advertising space in a number of our publications around the world. Advertising takes the form of display and classified advertisements. In many of our editions, due to the large amount of recruitment classifieds, we also print a supplement containing only recruitment advertisements one or two times per week.

        We have experienced significant growth since the beginning of operations in 1995. Reflecting the young average age of our newspapers, we generated operating losses of $63.2 million and negative cash flow from operations of $65.5 million in 2002. Given these losses, the risks inherent in a young company such as ours, we may not achieve profitability or positive cash flows in the next several years.

Strategy

        Our principal objective is to quickly develop our newspapers into leading, profitable newspapers in their respective markets of publication. The principal elements of our strategy are set forth below:

  •
  Increase readership levels and market share of our newspapers through marketing activities and advertising discounts.

  •
  Distribute to attractive target demographics during morning commute into city center.

  •
  Focus on bringing launched cities to profitability within a suitable timeframe both by increasing advertising revenues and by focusing on cost efficiency.

  •
  Emphasize standardized design and layout of the newspaper across markets with local adaptations as appropriate.

  •
  Maintain operating costs at a low and flexible level through centralizing certain common functions, outsourcing our printing and distribution requirements (such as truck transport of our newspapers) and purchasing news and photographs from third parties.

  •
  Leverage economies of scale on sales and purchasing.

Overview of our Market Segments

        We publish newspapers in established newspaper markets and also in some emerging newspaper markets. In 2000, we launched newspapers in Santiago, Newcastle, Philadelphia, Zurich, Toronto, Rome, Buenos Aires, Milan, Warsaw, Athens and the evening edition, Everyday, in Stockholm. During December 2000 we discontinued the publication of Morning News in Newcastle and in March 2001 we also chose to discontinue the publication of Everyday in Stockholm. In 2001, we launched new editions in Barcelona, Montreal, Boston, Madrid and Copenhagen. During 2002, we launched new editions in Paris, Marseille, Lyon and Hong Kong; expanded the Copenhagen edition to Aarhus and discontinued the publications in Switzerland and Buenos Aires. In addition, in 2002 we sold a franchise license to a group of third party investors for a Metro publication in Seoul, South Korea. We believe that the newspaper and advertising markets in many of the cities in which we operate differ in terms of maturity. The acquisition of readership and advertising market share in many of the new cities may therefore also differ in terms of difficulty.

Traditional Market Segments

        The newspaper industry in any country is typically divided into two main segments: (1) national newspapers, which are generally large circulation, daily newspapers that contain national and international news and features and are distributed throughout the country, and (2) regional and local newspapers, which are generally small circulation, daily or weekly newspapers that emphasize regional and local news and features and are distributed primarily at the regional, city, town or village level. In the traditional industry segments, most of the advertising in national newspapers targets a wide geographical cross-section of the population of the given country, whereas advertising in regional and local newspapers generally targets specific regional or local audiences.

        The regional and local newspaper industry in any country generally consists of paid-for newspapers, which are published daily or weekly, and free newspapers, which are generally published weekly. Paid-for newspapers commonly place more emphasis on editorial content and features and generate proportionately higher levels of readership per copy. They also command higher advertising rates per copy than free newspapers. Free newspapers, however, generally provide advertisers with an attractive medium by offering higher penetration for a targeted market area or targeted market segment. Free newspapers may also complement a publisher's paid-for newspapers by achieving a greater degree of market coverage than paid-for newspapers can achieve alone.

        Regional and local newspapers also enable small businesses and individuals to advertise solely in their own local markets at a lower cost than that of placing a comparable advertisement in a national newspaper. Therefore, the typical regional or local newspaper does not rely to the same degree as a national newspaper on major national retailers, manufacturers and service providers for advertising revenues.

        Advertising revenues are generally the largest component of a newspaper's revenues, followed by circulation revenues, if any. Advertising rates are based, among other things, upon the following factors:

  •
  the size of the market in which the newspaper operates,

  •
  average disposable income of the population,

  •
  the newspaper's circulation,

  •
  the newspaper's readership,

  •
  the demographic make-up of the market,

  •
  the availability of alternative advertising media in the market, and

  •
  the relative maturity of the newspaper advertising market and the media market generally.

        Newspaper advertising is divided into two principal categories: display advertising and classified advertising. Display advertising generally involves more sophisticated graphics and appears on pages with editorial text, while classified advertising involves advertisements with line-by-line text that generally appear on pages dedicated exclusively to the relevant categories of advertisements. The principal categories of classified advertising include Recruitment, Automotive and Entertainment.

        In the newspaper industry generally, each copy of a newspaper is usually read by more than one person, and readership numbers are therefore typically significantly higher than circulation levels.

Our Market Segments

        Our newspaper concept blends characteristics of each of the national, regional and local traditional newspaper segments. Our newspapers are generally distributed free of charge at the city level rather than on a national level, but their editorial content, which emphasizes "headline" national news, followed in importance by international and local news, is more similar to that of paid-for newspapers. Our newspapers present the news in a format designed to be more concise and easier to read than traditional national newspapers, however, and their advertising targets a specific local audience. We believe that our newspapers therefore combine the appeal to readers of a national newspaper with the appeal to advertisers of a free-of-charge newspaper. Our newspapers are also designed to appeal to the broad range of morning commuters to work.

        We believe our newspapers are a complement to traditional paid-for national newspapers. MPG agency Paris has recently stated that the free daily newspapers Metro and 20 Minutes have become a "complement for national daily press", in terms of target (more than half the readers of freesheets do not read paid press) and geographical reach (they are everywhere in the city). Metro worldwide internal research shows that, generally speaking, Metro readership over-represents the younger target groups such as 13-34, while under-representing the over-45 age group. Moreover, it is generally admitted by the newspaper industry, that free dailies increase national readership, by bringing new readers to newspapers, which may switch later to paid-for press. For these reasons we believe that our newspapers only compete marginally with paid-for press in terms of readership.

        Market research in the Swedish market has shown that many readers of our newspapers read national newspapers at home and read our newspaper on their commute or at work during the day. This market research has also shown that to some extent, our newspaper shares the same market as evening newspapers. We believe that there is similar readership behavior in the other markets in which we operate, but we have not conducted any market research to confirm this perception on a worldwide basis.

        The following table sets forth our revenue by geographic market for each year in the three-year period ended December 31, 2002 (substantially all of our revenue is derived from sale of advertising).

  Net sales (external)

	2000	2001	2002
	(in US$ thousands)
Sweden	59,870	50,129	47,756
France	—	—	3,835
Rest of Europe	25,250	45,348	66,024
Rest of World	6,819	14,431	25,030
Headquarters(1)	—	—	191

Total net sales	91,939	109,908	142,836

(1)
The net sales for headquarters refers to franchise fee from Seoul, South Korea.

        The only basis for segmentation described above is geographical, with our headquarters costs specified separately. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers.

        The category "Rest of Europe" represents the newspapers in Stockholm, Prague, Gothenburg, Hungary, the Netherlands, Helsinki, Malmö, Rome, Milan, Warsaw, Athens, Barcelona, Madrid, Copenhagen, Aarhus, Paris, Marseilles and Lyon. The category "Rest of World" represents Santiago, Philadelphia, Toronto, Montreal, Boston and Hong Kong.

Operations

        We publish our newspapers using four colors of ink, each morning, five times per week, with a weekend edition distributed in Stockholm and Hong Kong on Saturdays. Each version is published in one edition and is distributed in time for commuters to read in the morning. It is produced in tabloid format. We are generally able to increase or decrease the number of copies we print and distribute to respond to seasonal variation in demand within the bounds of the minimum and maximum number of copies per day specified in many of our printing contracts.

Circulation

        In general, where we distribute through self service racks, more than 90% of the copies of our newspaper are picked up. Where we distribute by hand, the percentage of copies handed out varies from city to city, depending on such factors as whether hand distribution is the only distribution method in a given city or a supplement to self-service racks. As is generally the case in the newspaper industry, because each copy of our newspapers is typically read by more than one person, we believe that our readership numbers are significantly higher than their circulation levels. This view has been confirmed in a number of Gallup readership surveys. The latest Gallup survey in November 2002 indicated that we had an average number of readers per copy of 2.8.

Editorial Content and Process

        We have designed our newspapers to provide a broad overview of the daily news. The Metro concept focuses on "headline" national news, but also provides coverage of international and local news. We edit our newspaper content so that it takes approximately 20 minutes to read. Our editorial policy is generally to be free from religious and political bias (although each edition includes one editorial column) and to omit content of a sensationalist or prurient nature often associated with tabloid newspapers. We seek to develop the Metro concept through a high degree of standardization among our newspapers, based on the experience we have gained so far and our success with the Metro concept in Sweden and elsewhere. However, within the general guidelines of the Metro concept, and subject to any necessary strategic changes to the concept deemed necessary by headquarters management, countries are independently responsible for the editorial content of their local editions of our newspaper.

        We select the majority of news and sports stories from the various news agencies with which our local subsidiaries have agreements. For example, Metro Stockholm purchases for publication local, national and international news and photographs from a number of news agencies, including Tidningarnas Telegrambyra, a Swedish news agency, and Scanpix, a photography agency. Our local operating subsidiaries purchase news and photographs from these agencies by subscription at either a fixed or variable fee. These fees do not represent a significant portion of their total operating expenses.

        Furthermore, in order to decrease costs and utilize the synergies across our editions, we have centralized functions relating to printing and paper, marketing and distribution.

        The target content balance for our newspapers is approximately 50% news content and 50% advertisements, although this may also be limited by our distribution contracts. However, when we launch an edition in a new city, the editorial content often comprises approximately 80% of the newspaper during the initial phase while the newspaper is developing its readership base and its relationship with local advertisers.

        We have purchased software which our local operating subsidiaries use for editing. The software we use allows for full electronic pagination and enables editors to use desktop publishing systems to collate and edit editorial text and illustrations and input and combine advertising with the editorial copy on computer screens. The software we use also allows the transmission of completed pages directly to the printer, thereby simplifying the pre-press process. This system enables the editorial and advertising staff to retain full control over the layout, content and formatting of the final copy. The use of technology to produce full-page layout maximizes operating efficiency and provides greater control over production costs because it eliminates the need for manual paste-ups in preparation for printing as well as the need for distribution of page negatives among various locations.

Advertising Sales

        Advertising revenues are the source of substantially all of our revenues. In general, each local operating subsidiary conducts all of its advertising sales.

        When we have launched a new edition, we have trained the sales force of the local subsidiary, with the guidance of our experience in Sweden and elsewhere. The local operating subsidiaries make advertising sales both to large advertising agencies and directly to advertising clients. Individual team members have the authority to take advertising bookings and agree discounts within a clearly defined set of parameters.

        When we have launched new editions, we have found that our inclusion in any official or quasi-official local readership data is important in demonstrating the penetration of the newspaper and has a direct impact on advertising sales. Prior to our inclusion in these figures, we usually have to offer very significant discounts, above standard discount levels to advertisers to counteract the lack of any officially recognized data as to our readership. Even after we are so included in these figures, we may well need to continue to offer significant discounts until we are fully accepted by the advertisers or to meet competitive pressures.

        Our newspapers carry display and classified advertising. The largest customers for display advertising are local companies placing advertisements through agencies, most commonly as part of wider media brand-building campaigns. We do not expect that our newspapers will be dependent on any particular advertiser. In general no individual customer or advertising agency accounts for a material proportion of our sales.

        At the time of launch, a newspaper will often carry a relatively low proportion of classified advertising which may then increase as the edition becomes more established. For example, a recruitment supplement may be introduced, carrying mainly classified advertising.

        Our newspapers make advertising sales to advertising agencies and directly to advertisers. Advertising sales to advertising agencies carry commissions payable to the agencies of approximately 15% of the revenues received from advertising customers, with bonus commissions in certain emerging markets of up to an additional 25% based upon volume of sales. Our local operating subsidiaries pay their advertising sales forces a base salary supplemented by a commission based upon actual achieved sales compared to pre-agreed targets.

        We have entered into joint advertising agreements in certain of our locations. In Boston we entered into a joint advertising agreement with The Boston Globe under which our Boston edition cooperates with The Boston Globe in advertising sales to the recruitment advertising market in the Boston area. In Stockholm we have a cooperation agreement with a subscription daily newspaper for the sale of advertisements to entertainment and leisure industry advertisers.

        According to surveys conducted by third parties, a high percentage of our readers are members of the youth and female demographic groups, both of which are attractive to advertisers. This may be attributable to the fact that these groups are comparatively high users of public transport systems during the hours in which we distribute and where we generally target our distribution efforts.

        Metro's loyalty club, Club Metro, has been introduced in all of our Metro editions worldwide. The idea is to try to copy the success of the Club Metro in Sweden where we have established a successful track record of, for instance, generating revenues (commissions) from the marketing of travel deals and other promotions to our readers. These commissions, however, represent a small share of our total revenues.

        Seasonality.    Our advertising revenues are subject to significant seasonal variations, with revenues in most markets being at their highest levels in the second and fourth quarters of each year, and at their lowest in the third quarter. Revenues are higher in the fourth quarter because of the higher advertising expenditures customary in connection with the Christmas season. The summer months usually account for the lowest level of advertising expenditures during the year.

Printing and paper

        We outsource our printing requirements to third party printers, usually not affiliated with one of our competitors. The number of independent printing companies in each market is generally limited. Most of the printing contracts described below which are said to be for a fixed term expire no earlier than December 31, 2003, with some of the contracts extending for one or more years beyond that date. The unit cost of the raw material newsprint paper depends on current market price. We generally bear the risk of price increases, but also benefit from a reduction of newsprint market prices. During 2002 the cost of newsprint has been fixed with the leading suppliers of newsprint paper to our operations in Europe and Asia.

        In connection with the publication of Metro Stockholm, Tidnings AB has printing contracts with TTAB and Tabloidtryck i Norden AB for a fixed term subject to renewal. Under the contract, printing costs are adjusted annually for inflation as measured by the Swedish consumer price index, and Tidnings AB also bears any increase in newsprint costs. For Metro Gothenburg, Tidnings AB has a printing contract with Adargo Press AB for a fixed term subject to renewal. Under this contract, printing costs are adjusted for certain increases in the underlying costs of production. In 2003 the contract with Adargo Press AB was renegotiated and the cost of printing is now fixed during the contractual period which expires in December 2004. For Metro Malmö the existing printing contract with JMS Offset AB has been renewed until April 2005.

        In Hong Kong, our wholly owned local subsidiary (Metro Publishing HK) has entered into a printing contract with PPG, a printing company in Hong Kong, for a period of six months starting April 15, 2003. The contract, which does not bind us to use PPG exclusively, is subject to termination by Metro on 90 days' notice. Printing costs are fixed at about 17% below last year's level.

        In the Netherlands, our local subsidiary has entered into printing contracts with two separate printing companies, Drukkerij Dijkman BV and Wegener Grafische Groep BV. Neither of these printing companies alone has the capacity to meet our printing requirements exclusively. Our printing contract with Drukkerij Dijkman BV has an initial term of three years and shall be automatically extended for two years unless earlier terminated. The printing costs are fixed for the term of this contract. We have undertaken to negotiate a new price if the prices of the input material for the newspaper change considerably. Drukkerij Dijkman BV is able to print approximately 150,000 copies of Metro Holland per day. Our printing contract with Wegener Grafische Groep BV expires in September 2004. The printing costs are fixed but may be increased each year in accordance with the regulations of the Dutch Royal Federation of Printing Companies. Under this printing contract we have undertaken to order at least 120,000 copies per day of Metro Holland on each publishing day. Wegener Grafische Groep BV is also able to print approximately 150,000 copies of Metro Holland per day. Notwithstanding the aggregate contractual limitation of 300,000 copies, both of our printers have agreed to print, and are printing, greater numbers of copies of Metro Holland.

        In France the printing of our editions are divided between the Paris edition and the Marseille and Lyon editions. In Paris we entered into a printing contract with France Soir on February 15, 2002 for a period of two years. In Marseille and Lyon we have a printing contract with IPS until the end of June 2003 subject to an additional period of six months.

        In addition to the printing contracts described above, we have entered into printing contracts with similar terms in the other cities in which we operate. We believe that through our printing contracts, we achieve favorable pricing on the production of our newspapers. In general, these contracts set prices allowing for an upward or downward adjustment, within a certain range, of the number of copies printed to match the required circulation of our newspapers. Traditional paid-for newspapers are generally required, because of their subscription format, to maintain a certain level of circulation regardless of the level of advertising. In contrast, we are able to adjust to a limited extent the level of one of our newspaper's circulation as well as the number of pages depending on readership demand and level of advertising on any given day.

        Newsprint.    Newsprint, the paper on which newspapers are printed, is the single largest raw material we consume and our most significant operating cost, after payroll costs, accounting for approximately 14% of our operating expenses in 2002. Newsprint is a commodity product, and its costs are cyclical, varying widely from period to period. For example, newsprint costs increased approximately 40% per metric ton in 1995 on an industry-wide basis, causing the average cost per metric ton of newsprint in the first half of 1996 to be significantly higher than in the first half of 1995. Newsprint costs decreased significantly in the second half of 1996 and fell further in 1997 and 1998. After decreasing in the first half of 1999, newsprint costs in the second half of 1999 rose to the same level as they were at in late 1998, continuing to rise into 2000. The cost of newsprint increased by almost 20% in 2001 before falling during 2002 and in the first quarter of 2003 the prices were back down to the same level as during 2000. For 2001 the average price paid by us for newspaper in Europe was $550 per ton, while the average cost of newsprint in the United States was $600 per ton. In 2002 the average price paid by us for newsprint in Europe was approximately $496 per ton, the average cost of newsprint in the United States was approximately $463 per ton, and in Hong Kong the average cost of newsprint was approximately $460 per ton.

Distribution

        Distribution Contracts and Other Arrangements.    We provide our newspapers free of charge. We generally have had distribution arrangements with commuter transportation authorities in the markets in which we operate relating to the distribution of our newspapers on the commuter rail, subway, bus and/or tram systems in those markets. Our intention is for commuters to pick up all of our newspapers printed on any given day by approximately 10:00 am. Our newspapers have generally been distributed through specially designed racks installed at numerous distribution points in the transit stations area. Filling or refilling our racks is done either by us or by the employees of the transport authority when the contract requires that. We estimate that the cost of installing the racks has ranged from approximately $75,000 to $150,000 in each of our locations. In Barcelona, Boston, Milan, Santiago, Madrid, Aarhus and Copenhagen our newspaper is mainly distributed by hand. In Seoul the newspaper is distributed exclusively by hand. In addition, we now supplement our distribution arrangements in several other markets with distribution by hand, and sometimes via retail and other outlets. In general, we may expand our use of different distribution points in city centers. In the future, we may increasingly expand into cities without first entering a contract with a local transport authority, but simply by using these or other distribution options as we did in Milan. See "Item 3. Key Information—Risk Factors—We are often dependent on distribution contracts".

        In April 1998, we renewed our distribution contract with AB Storstockholms Lokaltrafik, the organization which operates the public transport system in Stockholm, relating to the distribution of Metro Stockholm. The contract had a fixed term ending on December 31, 2005 that could be automatically extended for another five-year period unless terminated with twelve months' notice by either party. The contract requires us to pay a fixed fee and a percentage of the profit before tax from Metro Stockholm above a certain level, which shall be adjusted according to a consumer price index. In March 2003, we extended the distribution contract until 2010, see further "Item 8. Financial Information—Significant Changes".

        In October 1997, we entered into a distribution contract with the City of Gothenburg, relating to the distribution of Metro Gothenburg. In June 2001 we entered into a new distribution contract with Västtrafik Göteborgsområdet AB and others taking effect as of January 1, 2002. The contract has a fixed term ending December 31, 2006, but will automatically extend for a period of twelve months, unless it is terminated by either party upon six months' notice. The contract requires us to make payments according to a fee schedule and to the number of newspapers distributed.

        In Hong Kong we have a contract with MTR network, the subway system in Hong Kong, to distribute by hand and racks in the subway system for three years starting April 2002. The contract will be extended for another five years should both parties agree at the end of the first three years. The paper is also distributed by hand at 50 other central locations mainly focused on the Hong Kong island itself. In March 2002, we entered into a distribution contract with DHL. The contract has been renewed for another half year ending in October 2003. MTR shall be entitled to terminate the contract if Metro violates the editorial and advertising standards set up by MTR without satisfactory remedies. MTR receives a percentage of our revenues with a fixed minimum fee. MTR also receives a daily rent of HK$850 for any publishing days. MTR has agreed not to allow for distribution of a similar free newspaper throughout the duration of the distribution contract, but it is free to engage in the sale of other newspapers, magazines and other publications in the subway system. The agreement with MTR prohibits Metro from competing in the recruitment advertising market.

        On June 23, 1999, we entered into a distribution contract with NS Stations B.V., the company operating railway stations in the Netherlands, relating to the distribution of Metro Holland. The contract has a fixed term ending in 2004, but will automatically extend for a successive five-year period unless, prior to the expiration date in 2004, notice has been given with respect to the termination events described below. NS Stations B.V. may terminate the contract after three years if the distribution of Metro Holland results in a decrease of 15% or more in the sales of newspapers by the kiosks located in NS Rail stations. Either party may terminate the contract if there is a change in control of the other party or if, after four years, a survey of NS Rail passengers shows that passengers view the distribution of Metro Holland as a nuisance. We will be required to pay a fee, exclusive of value added tax, that increases in each of the first three years of the contract term and a fee indexed on the basis of the CBS Consumer Index "Alle Huishoudens" in subsequent years of the contract term, provided that such annual fee shall not be less than the fee paid in the preceding year. NS Stations B.V. affiliates shall be entitled to a 10% discount on advertising list prices for advertisements ordered. NS Stations B.V. has agreed not to participate in the distribution of a free newspaper during the term of the contract, although the distribution of Stationsmagazine, a magazine published quarterly which is distributed on the trains, is excluded from such undertaking.

        The hand distribution in Paris is carried out through Globe Diffusion with which we have a contract with until end of June 2003, subject to a further 12-month extension. The trucking distribution is handled by Distripaq in both Paris, Marseille and Lyon. The hand distribution in Marseille and Lyon is carried out through Delta Diffusion.

        On September 15, 1999, we entered into a distribution contract with Rotterdamse Elektrische Tram (RET), the company operating the tram system in Rotterdam, relating to the distribution of Metro Holland. The contract has a five-year term ending in 2004, but will automatically extend for a successive five-year period unless, prior to the expiration date in 2004, notice of termination has been given. We will be required to pay a set fee to RET during each year of the contract.

        We have also entered into distribution agreements with public transportation companies in Malmö, Helsinki, Rome, Toronto, Philadelphia, Prague, Budapest and Montreal. The local transportation authorities are, in general, entitled to one free page in each edition, through which the transportation company may communicate news, information and advertising regarding the transportation system to its passengers. It may also sell these pages to third parties for advertising.

        Delivery.    We have outsourced to delivery companies the distribution of our newspapers from the printer to the subway stations and other distribution points. The local operating subsidiary determines how many, and to which precise distribution points, copies should be distributed based on estimated demand and relevant data. Although our primary distribution points are and will generally continue to be at subway or commuter rail stations, we also distribute our newspapers at other locations, including bus terminals, gas stations, shopping malls or other public or transport-related locations.

        Environment.    Our distribution policy includes a carefully formulated environmental component. The local subsidiary may install containers specifically designed to collect used copies from readers as they exit a subway system, as is the case, for example, in our Stockholm operation, and these copies are subsequently recycled. The local operating subsidiary may also contract with cleaning firms to remove each day from the local metro stations our newspapers that have been discarded in the recycling containers or elsewhere. This demonstrates to the local transportation authorities our commitment to a litter-free transportation environment. Metro purchases its newsprint from companies committed to environmentally sound forest and production methods.

        On-line Edition.    All of the Metro editions are now available for download via PDF from the Internet. This is Metro's lowest cost distribution platform, which will also enable content and advertising to be tailored to readers around the world in the future.

Franchise arrangements

        We charge a franchise fee of up to 8% of gross income to our operating subsidiaries for the rights to use the Metro concept, and we intend to do so with any other local subsidiary that we establish where practicable. This franchise fee is eliminated in our consolidated financial figures. We also charge a franchise fee based on a percentage of revenues of the company owning the South Korean Metro edition that is positively affecting our consolidated result.

Operating Subsidiaries and Minority Shareholders

        To facilitate the launch of certain of our newspapers we offered certain local transportation authorities or companies operating the transportation system or other distribution outlet a minority interest in our local operating subsidiary. See "Item 3. Key Information—Risk Factors—We are often dependent on distribution contracts".

Metro Hungary

        In December 1997, Metro International and two individuals who assisted in negotiations with the local transportation authority in Budapest entered into a shareholders' agreement to form Metro Hungary under the laws of the Republic of Hungary, with the two individuals each holding a 10% stake. We have since purchased one of these 10% minority stakes and now hold a majority interest of 90% in Metro Hungary, with the remaining minority shareholder holding 10%. During the first four years of operation, the remaining minority shareholder was guaranteed a minimum equity interest of 5%, even if a capital increase or debt to equity conversion would otherwise dilute his holdings below such threshold. Certain important decisions relating to Metro Hungary, such as increasing its share capital, will need the approval of the minority shareholder.

Metro Holland

        In June 1999, we formed Metro Holland under the laws of the Netherlands. We hold a 90.01% interest in Metro Holland, following our transfer of 9.99% of the shares in Metro Holland to minority shareholders in May 2000. See "Legal Proceedings" below. The shareholders' agreement between us and the individual shareholders in Metro Holland provides that we have the right to appoint four of the five members of Metro Holland's Board of Supervisory Directors, while the individual shareholders have the right to jointly appoint the fifth member. Important decisions relating to Metro Holland, such as a merger or split-up, amendment of the articles of association, dissolution, granting of subscription rights to third parties and exclusion of preemptive rights, require a majority of 91% of the votes cast. The shareholders' agreement also provides for certain restrictions on the transferability of shares in Metro Holland.

Metrorama Athens

        We own 98% of the company responsible for publishing our Athens edition and 96% of the company responsible for the advertising in our Athens edition. The remaining shares are held by Mr. George Massavetas, a private individual. We are currently involved in a negotiation with Mr. Massavetas regarding the share capital increase in the Greece companies.

Metro Toronto

        In Toronto, we have entered into an agreement with Torstar Corporation, a Canadian entity. On June 29, 2001 the Canadian Customs and Revenue Authority approved the merger between our Toronto publication and the free daily published by Torstar Corporation under the title "Today". Immediately following the approval the merger transaction was completed and on July 9, 2001, the new joint venture launched its first issue under the title "Metro Today". We own 80% of the local company responsible for the advertisement sales for Metro Today (the Torstar Corporation owns the other 20%); in addition, we own 25% of the local operating subsidiary that publishes Metro Today in Toronto (the Torstar Corporation owns the other 75%).

        The Torstar Corporation publishes The Toronto Star and had launched GTA Today, a free paper that, until our agreement with the Torstar Corporation, had competed with Metro in Toronto.

Metro Montreal

        We produce Metro Montreal with the Transcontinental Group, one of the largest publishing companies in Canada and one of North America's leading commercial printers. We own 80% of the local company responsible for the advertisement sales (the Transcontinental Group owns the other 20%). In addition, we own 25% of the local operating subsidiary that publishes Metro in Montreal (the Transcontinental Group owns the other 75%).

Metro Copenhagen

        In Copenhagen and Aarhus we produce MetroXpress with the Danish publishing group, A-Pressen, a company owned by the national association of Denmark's employment unions. We own 70% of the company which operates MetroXpress and A-Pressen owns 30%.

Other Editions

        Our local operating subsidiaries that produce our newspapers in Sweden, Prague, Helsinki, Philadelphia, Italy, Warsaw, Santiago, Barcelona, Boston, Madrid, Paris, Lyon, Marseille and Hong Kong are wholly owned.

Competition

        Our newspapers compete for readership and advertising sales with the leading daily and other newspapers in the markets in which we operate. These leading newspapers often have considerably larger resources than we currently have. We also face competition from other "free" newspapers in an increasing number of our markets of operation. In Stockholm, we face competition from Stockholm City a free newspaper launched in October 2002, which has negatively affected our revenues and profits. In the Netherlands the company that publishes de Telegraf, a leading Dutch subscription newspaper, has also launched a free newspaper, Spits. Our revenues are being adversely affected by competition in Helsinki from Uutislehti 100, in Copenhagen from Urban, in Rome from Leggo, in Milan from Leggo and City and in Madrid, Barcelona and Paris from 20 Minutes. This competition could adversely affect our revenue growth. We face competition from free newspapers in a number of our other markets as well. In markets where we face substantial competition from such newspapers, we may be forced to offer deep discounts on advertising rates for extended periods of time to remain competitive, or ultimately to close certain newspaper operations that are unlikely to prove profitable in the face of competition. Our newspapers also compete for advertising sales with magazines and other print media, and other types of media such as television and radio. In addition, competitors have launched and may continue to launch newspapers using our business concept in metropolitan areas where we do not currently operate.

Plans for International Expansion

        We have in the past introduced the Metro concept in a number of strategic locations. Our efforts have traditionally involved discussions with transportation authorities in cities in certain parts of the world that have well developed communications and transportation infrastructures. In 2002 we sold our first Metro franchise to a South Korean group of external investors. We currently have no intention to continue our international expansion during 2003, but subject to appropriate financial conditions, such expansion could be a part of future plans.

SUBSIDIARIES

        Our subsidiaries, owned directly or indirectly by Metro International S.A., as of December 31, 2002 are as follows:

Name of subsidiary	Country	Ownership
Metro Nordic Sweden AB	Sweden	100
Tidnings AB Metro	Sweden	100
Metro Sweden Holding AB	Sweden	100
Rally Television AB	Sweden	100
Everyday Distribution AB	Sweden	100
Oy Metro Lehti Ab	Finland	100
Metro International
Luxembourg Holding S.A.	Luxembourg	100
Metro International UK Ltd	United Kingdom	100
Clarita B.V.	Netherlands	100
Metro Ceska Republika a.s.	Czech Republic	100
MTG Metro Gratis Kft	Hungary	90
Metro International AB	Sweden	100
Metro Holland BV	Netherlands	90
Metro Publication Schweiz AG	Switzerland	100
Metro News Co Newcastle Ltd	United Kingdom	100
Modern Times Group MTG
Chile Ltda	Chile	100
Tiempos Modernos S.A.	Chile	100
Transit Publications Inc Metro	USA	100
Transit Publications Inc Metro PA	USA	100
Boston Metro Publishing, Inc.	USA	100
Metrorama Publishing Ltd	Greece	98
Metrorama Sales and Services Ltd	Greece	96
Edizione Metro Sarl	Italy	100
Metro Publicita Sarl	Italy	100
Metronews Canada Inc.	Canada	100
TPP Sp.zo. o.	Poland	100
Metronews S.L.	Spain	100
Metro Publishing Hong Kong Limited	Hong Kong	100
Publication Metro France S.A.S.	France	100
Metro Xpress Denmark A/S	Denmark	70

Description of Property

        We lease office space in all of the cities in which we publish our newspaper. We also lease office space in Luxembourg, New York and London, where we provide headquarter and management services for our operations. Our printing and distribution are all outsourced. We believe that our properties are in good operating condition and are suitable and adequate for our operations.

Item 5. Operating and Financial Review and Prospects

        You should read the following section in conjunction with the Consolidated Financial Statements and the Notes thereto appearing elsewhere in this document. The Consolidated Financial Statements and the other financial information relating to us set forth in this section have been prepared in accordance with IAS. IAS differ in certain material respects from U.S. GAAP. See Note 26 of the Notes to the Consolidated Financial Statements.

        You should note that all statements in this section of the document that are not clearly historical in nature are forward-looking. These forward-looking statements involve inherent risks and uncertainties. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made. Actual results and developments may be materially different from those expressed or implied by such statements, and any of such statements could prove to be incorrect. See "Risk Factors—There is a risk of error in forward-looking statements" "for a discussion of various factors that could cause actual results to be materially different from those contained in any forward-looking statement.

Overview

        As of December 31, 2002 we published the newspaper Metro in Stockholm, Gothenburg and Malmö (Sweden), Montreal (Canada), Prague (Czech Republic), Helsinki (Finland), Hungary, Boston and Philadelphia (United States), Rome and Milan (Italy), the Netherlands, Paris, Marseille, Lyon (France) and Hong Kong; the newspaper Metropol in Warsaw (Poland); the newspaper Publimetro in Santiago (Chile); the newspaper Metrorama in Athens (Greece); the newspaper Metro Directe in Barcelona (Spain); the newspaper Metro Directo in Madrid (Spain); the newspaper Metro Today in Toronto (Canada) and the newspaper MetroXpress in Copenhagen and Aarhus (Denmark). In Seoul (South Korea) a group of external investors publishes a Metro edition under a franchise from us. All our newspapers are distributed free of charge Monday to Friday (and Saturdays in Stockholm and Hong Kong) through self-service racks generally located around transport networks or by way of hand distributors. Our revenues are derived for the most part from selling advertising space in our newspapers.

        We have experienced significant growth since the beginning of operations in 1995. Primarily as a consequence of the young average age of our operations, in 2000 we generated net sales of $91.9 million, operating losses of $63.7 million and negative net cash flow from operations of $66.4 million, and in 2001, we generated net sales of $109.9 million, operating losses of $82.6 million and negative net cash flow from operations of $85.3 million. In 2002, we generated net sales of $142.8 million, operating losses of $63.2 million and negative cash flow from operations of $65.5 million. Given these losses and the risks inherent in a young company such as ours, we do not expect to achieve profitability or positive cash flows in the next several years. You should note that because of the rapid growth since the launch of our operations, comparisons of the results presented for us are not indicative of future financial results.

        Our experience has shown that when we enter a new city there is a significant period of time between our launching a newspaper and it becoming cash flow positive. So far only our operations in Stockholm, Gothenburg, Prague, Santiago and Budapest have achieved positive operating income in 2002 on an annual basis, while certain of our other operations have achieved positive operating income on a quarterly and monthly basis. While print runs, a key component of our costs, are ultimately set at the discretion of management and can in general be varied at short notice, in order to gain acceptability in the market print runs must be maintained at relatively fixed levels. Consequently, when we are launching a new newspaper, our ability to limit our costs in the light of minimal revenues is restricted. In addition, until a newspaper gains a certain degree of acceptance in a market, we have to heavily discounting of our advertising list prices in order to attract customers, which means that although we have to incur the cost of printing pages carrying advertising, the revenue attributable to these pages in the early stages of a newspaper's operation will be relatively low. In some of our cities of operation this has led to heavy discounts of up to 90% of market rates, especially where another free newspaper is offering similar discounts. As our acceptance grows over time, however, we aim to reduce our discounts, thus increasing revenues. Furthermore, many newspapers (free or otherwise) have had to discount their advertising rates in 2002 due to the current economic slow-down. In any event, even after we have gained acceptance in a market we are still likely to offer some discounts relative to market rates to encourage revenue growth, but we believe that over time these discounts can be reduced.

        A number of the cities in which we have more recently launched a newspaper have significantly greater populations than many of the other cities in which we operate. In order to have a successful development of our operations in cities of this type, immediately on launch we have had to print and distribute far more newspapers than we do in many of the other cities in which we operate. Some of our cities are also in geographic regions in which we do not have any other presence and which do not benefit from any regional support from our other operations. In order to launch successfully in some of these cities we have had to establish an administrative infrastructure and commence distribution of the newspaper relatively quickly in order to, as far as possible, preempt any action taken by the existing local newspapers and other third parties to spoil our entry into that market. The costs involved in this approach have in certain instances been very high. The peak negative cash flow when we have introduced our editions into certain markets has been much higher than it has been in our other cities of operation, and these deeply negative cash flows may persist for a long period.

        Margins also vary from city to city, depending on a number of factors. These include the prevailing market advertising rate, which depends primarily on the level of competition existing in the market between advertising media. The readership of the newspaper in that city is a major factor in attracting advertisers, particularly if the readership attained is of a demographic group attractive to advertisers. Different distribution methods may also affect margins as the costs associated with different methods vary.

        We discontinued the publication of our newspaper in Newcastle, which we launched in January 2000, in December 2000. We discontinued the publication of Everyday, a free evening newspaper which we launched in Stockholm in August 2000, in March 2001. We discontinued the publication of our editions in Switzerland (launched in January 2000) in February 2002 and Buenos Aires (launched in October 2000) in January 2002. We may decide to close certain other newspaper operations over time should they be unlikely to prove profitable in the face of competition or because of other factors.

        In 2001, the global advertising market experienced a decline in advertising spending as compared to 2000. The decline in advertising spending, measured in constant prices, continued during 2002 with a decline of 0.7 percent, according to the ZenithOptimedia Advertising Expenditure Forecasts December 2002. In Sweden, the advertising sales for the Swedish newspaper advertising segment was down year on year by 7.0 percent in 2002 according to the research institute Zenith Media estimates. In Holland, the print advertising market decreased by 6.9 per cent in 2001 compared to 2000 and the decline continued in 2002 with a year on year decrease of 2.8 percent, at current prices, according to Zenith Media estimates. Further, according to Zenith Media estimates, the newspaper advertising markets in the U.S., Spain, France and Italy decreased by 1.0 percent, 2.3 percent, 1.2 percent and 3.2 percent, respectively, in 2002.

Factors Affecting Revenues

        We derive almost exclusively all of our revenues from advertising sales. Our revenues are primarily affected by the volume of advertisements and the level of advertising rates we can charge to our advertising customers. The level of advertising rates is in turn dependent, on, among other factors, the general economic climate, the competitive environment, the degree of concentration of buying with advertising agencies as well as the particular readership our newspapers achieve which may, in turn, be affected by the actions of competitors. The advertising revenues we record in U.S. dollars are also dependent on the exchange rates between the U.S. dollar and the local currencies of the markets in which we operate.

Advertising Rates and Customers

        The most significant factors affecting our revenues are the level of competition, the number of advertising customers, the amount of advertising space they buy, the level of our advertising rates, the rate at which we discount these rates in a given market, and the quality of our sales personnel. Our strategy as a new market entrant is to generally offer significant discounts on our advertising rates for an extended initial period in order to build up a customer base. While we hope to be able to raise our advertising rates and/or decrease the discounts we offer in our markets over time, any new or continued rate reductions by the relevant local competitors could force us to offer increased discounts for an extended period of time to remain competitive. Substantial discounts over an extended period of time would have an adverse effect on our revenues and, hence, profitability. In any event, even after we have gained acceptance in a market we are still likely to offer significant discounts relative to market rates to encourage revenue growth.

        The level of demand for advertising, and therefore the level of advertising rates and discounts, depends to a great extent on general economic conditions affecting the local market. The local market conditions in our markets therefore are very likely to affect our operating results. See "Risk Factors—Our advertising revenues are affected by general economic conditions". In addition, due to the current economic conditions, newspapers generally have had to discount their advertising rates in 2002.

        Our advertising revenues are subject to significant seasonal variations, with revenues in most markets being at their highest levels in the second and fourth quarters of each year, and at their lowest levels in the third quarter. Revenues are higher in the fourth quarter because of the higher advertising expenditures customary during the Christmas season. The summer months usually account for the lowest level of advertising expenditures during the year.

        In the case of some of our newspapers, Stockholm in particular, we have previously derived a significant proportion of our revenue from recruitment advertising. As a result of the recent economic downturn we have already seen recruitment advertising revenues experience a decline in both 2001 and 2002. In the event that the recent economic downturn continues or worsens, we expect that recruitment advertising revenues will fall further. In our newly started operations the recruitment advertising sales offers a growth opportunity, even in a declining market.

        Our newspapers make advertising sales to advertising agencies and directly to advertisers. Sales to advertising agencies carry relatively high commissions (see also "—Factors Affecting Expenditures" below). Advertising sales to advertising agencies carry commissions payable to the agencies with bonus commissions, based upon volume of sales, sometimes also applied.

        In addition, the quality and skill of our sales staff in each location in which we operate can have a significant effect on our revenues. See "Risk Factors—We rely on key personnel for our success ". We continuously aim to improve the quality of our sales staff but in some cities this process takes longer than in others.

        We believe that the number of pages of our newspapers will grow and the proportion of advertising content as compared to editorial content will increase in the future as the advertising markets develop in certain of our markets or as our newspapers become established in a market. We can give no assurance, however, that any such developments in the advertising markets will occur, or that our newspapers will become established in our existing or other markets, or that any such developments will lead to increased sales to local advertisers. Our ability to increase the proportion of advertising content is limited by several of our distribution contracts, which specify the maximum amount of advertisements that can be carried, compared to the amount of editorial. This limit is usually around 50%, and once we reach this level in order to carry more advertising we will have to include additional editorial content (in such a way as to preserve our existing format).

Foreign Exchange Exposure

        As mentioned above, movements in the exchange rates between the U.S. dollar and the currencies of the markets in which we currently operate will affect the amount of revenue we record in U.S. dollars. In 2002, approximately 18.9% of our operating expenses were denominated in U.S. dollars and 19.5% in Swedish kronor, 36.9% in euro and 7.3% in Danish kronor. In 2002, only 10.4% of our revenues were denominated in U.S. dollars and 33.4% in Swedish kronor, 31.2% in Euro, 7.3% in Danish kronor and 5.3% in Hungarian florints. In 2001, 7.2% of our revenues were in U.S. dollars, in 2000, 3.9% of our revenues were in U.S. dollars and we had no U.S. dollar revenues in previous years. Of our revenues in 2000, 65.1% were denominated in Swedish kronor and in 2001 45.6% of our revenues were denominated in Swedish kronor. In addition, at December 31, 2002, long-term liabilities amounting to $50.1 million to Kinnevik and the Nordea loan of SEK 400 million (of which SEK 100 million of the drawn down balance is held on deposit as a cash collateral in favor of Nordea) are denominated in Swedish kronor. We expect that as our operations further develop a significant portion of the revenues will be denominated in other currencies, which will likely be the relevant local currency in each case. Given the recent weakening of the U.S. dollar relative to the currencies in which most of our revenues are denominated, translation exposure has had a positive effect on our reported sales figures in recent periods. At the same time the operating losses of our loss making operations have often increased as a result of the weakening of the U.S. dollar against the respective local currencies. The table below sets forth, for the periods and dates indicated, the exchange rate for the dollar against the Swedish kronor based on the Noon Buying Rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

Swedish Krona/Dollar Exchange Rates
(Kronor per Dollar)

	At End of Period	Average Rate(1)	High	Low
1998	8.103	7.965	8.335	7.580
1999	8.505	8.301	8.650	7.706
2000	9.440	9.226	10.335	8.367
2001	10.457	10.433	11.027	9.325
2002	8.695	9.723	10.729	8.695
November 2002	9.076	9.065	9.169	8.971
December 2002	8.695	8.933	9.072	8.695
January 2003	8.614	8.637	8.792	8.475
February 2003	8.505	8.484	8.565	8.410
March 2003	8.474	8.544	8.703	8.365
April 2003	8.170	8.431	8.643	8.170
May 2003	7.765	7.921	8.147	7.748

(1)
The average of the Noon Buying Rates on the last business day of each full month or portion of a month during the relevant period.

Factors Affecting Expenditures

        Our principal costs are for printing services expenses, newsprint, fees paid to news and photographic agencies, included under "costs of production"; the costs of our fixed distribution arrangements, included under "selling expenses"; and project development, included under "administration and development expenses". Payroll costs are included under all their costs categories on a departmental basis.

Printing Expenses

        Newsprint, the paper on which newspapers are printed, is the single largest raw material we use and our most significant operating cost, accounting for approximately 14% of our operating expenses in 2002. Newsprint is a commodity product, and its costs fluctuate in a cyclical manner varying from period to period. For example, newsprint costs increased approximately 40% per metric ton in 1995 on an industry-wide basis, causing the average cost per metric ton of newsprint in the first half of 1996 to be significantly higher than in the first half of 1995. Newsprint costs decreased significantly in the second half of 1996 and fell further in 1997 and 1998. After decreasing in the first half of 1999, newsprint costs in the second half of 1999 rose to the same level as they were at in late 1998 and continued to rise into 2000. The cost of newsprint increased by approximately 20% per metric ton in 2001 but fell during 2002 and in the first quarter of 2003 the prices in Europe were back to the same level as during 2000. In 2000 the average price paid by the Company for newsprint in Europe was approximately $495 per ton, and the average cost of newsprint in the United States was approximately $610 per ton. In 2001 the average price paid by us for newsprint in Europe was approximately $550 per ton, and the average cost of newsprint in the United States was approximately $600 per ton. In 2002 the average price paid by us for newsprint in Europe was approximately $496 per ton, the average cost of newsprint in the United States was approximately $463 per ton, and in Hong Kong the average cost of newsprint was approximately $460 per ton.

        Under the paper supply contracts we have entered into regarding our European and Asian operations, our newsprint costs were fixed for a period until end of 2003. We may therefore, beginning in 2004, have to bear any large increase in the cost of newsprint in the markets in which we operate if the cost of newsprint were to increase prior to the renegotiation of the newsprint contracts. We do not hedge our exposure to newsprint price fluctuations. Any significant increase in the cost of newsprint would therefore have a negative impact on our financial condition, results of operations and cash flows.

News Purchases

        We purchase news and photographs from a number of agencies by subscription at either a fixed or variable fee. See "Item 4. Information on the Company—Editorial Content and Process".

Distribution Arrangements

        Sales and marketing expenses include primarily the fixed and profit-related fees payable to the local transportation authorities for the distribution of our newspapers, costs of filling fixed distribution racks and hand distributing our newspapers. As we have expanded, we have moved away from our initial strategy of focusing exclusively on obtaining distribution contracts with local transport operators. Other methods of distribution now adopted include hand distribution, as is currently the case in Barcelona, Paris, Boston, Milan, Santiago and Madrid. Racks sited at the "high footfall" points are the principal means of distribution for other operations, including Philadelphia and Athens.

Project Development

        We have experienced significant growth since the beginning of operations in 1995. This growth has required us to incur substantial operating expenses and to make certain capital expenditures. We launched newspapers in Toronto in June 2000, in Rome in July 2000, in Buenos Aires and in Milan in October 2000 and in Warsaw and Athens in November 2000. In 2001 we launched in Montreal and Barcelona in March 2001, in Boston in May 2001, in Madrid in August 2001 and in Copenhagen in September 2001. In 2002 we launched new editions in Paris, Marseille, Lyon, and Hong Kong. If our assumptions about local economic conditions and market dynamics in certain markets prove to be incorrect, or if other factors prove different than we expect, the losses incurred before we achieve positive cash flows could be significantly higher.

Advertising Agency Commission

        All advertising agency commissions are deducted from sales. Reported sales are net of all discounts.

Foreign Exchange Translations

        As mentioned above, variances in the exchange rates between the U.S. dollar and the local currencies in the markets in which we operate will affect the amount of expenses we record in U.S. dollars. As the number of markets in which we operate increases, our financial exposure to variances between local currencies and the U.S. dollar may increase.

Critical Accounting Policies

        Metro's Consolidated Financial Statements are prepared in accordance with International Accounting Standards, (IAS), which differ in certain significant respects from generally accepted accounting principles in the United States (U.S. GAAP). The principal differences between IAS and U.S. GAAP are further discussed in Note 26 to the Consolidated Financial Statements appearing elsewhere in this Annual Report.

        The preparation of Metro's Consolidated Financial Statements requires the use of estimates, judgments and assumptions that affect the reported amounts of assets, liabilities and provisions at the date of the financial statements and the reported amounts of sales and expenses during the periods presented. In preparing these financial statements, Metro's management has made its best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. The application of these accounting principles involves the exercise of judgment and use of assumptions as future uncertainties and, as a result, actual results could differ from these estimates. In accordance with the Financial Reporting Release No. 60 (FR60) issued by the Securities and Exchange Commission of the United States, registrants are required to provide additional disclosure of accounting principles in which estimates, judgments and assumptions are particularly sensitive and which, if actual results differ, may have a material impact on the financial statements. The accounting principles applied by Metro that are deemed to meet these criteria are discussed below:

        Impairment of long-lived assets.    In accordance with IAS, licenses, goodwill, machinery and equipment are amortized over their useful lives. Useful lives are based on management's estimates of the period that the assets will generate revenue. The Company reviews long-lived assets used in its business and investments in affiliated companies on an annual basis for impairment, or whenever events or changes in circumstances indicate that the carrying amount of an asset or a group of assets may not be recoverable. The Company uses operating results as its primary indicators of potential impairment. If there is any indication that a tangible or intangible non-current asset has been impaired, the recoverable amount of the asset should be estimated. The recoverable amount is the higher of the asset's net selling price and its value in use, estimated with reference to management's projections of future cash flows. If the recoverable amount of the asset is less than the carrying amount, an impairment loss is recognized and the carrying amount of the asset is reduced to the recoverable amount. Determination of the recoverable amount is based upon management's projections of future cash flows which are generally made by use of internal business plans or forecasts. While management believes that estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect our valuations.

        Deferred income taxes.    Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. Deferred tax assets are recognized if it is more likely than not that an asset will be realized. Valuation allowances are established where expected future taxable income does not support the realization of the deferred tax asset. In the event that actual results differ from the management's estimates or management adjust these estimates in future periods, an additional valuation allowance may need to be established that could materially impact our financial position and results of operations.

Result of Operations

Gross income

        Our net sales were $91.9 million in 2000, $109.9 million in 2001 and $142.8 million in 2002.

        Net sales from our Swedish operations decreased from $59.9 million in 2000 to $50.1 million in 2001 and decreased to $47.8 million in 2002. This decrease in net sales in 2001 was partly attributable to the decrease in the advertising market in Sweden. In 2001, the advertising sales for the major Swedish "daily morning newspapers" declined on a year on year basis by 17.6 percent compared to 2000, according to the research institute SIFO. During August 2000 we launched the publication of Everyday in Stockholm, a free evening newspaper. Although Everyday had gained a significant readership level, revenues from this newspaper had been disappointing, and we discontinued the publication of Everyday in March 2001. The discontinuation of the Everyday newspaper also contributed to the decrease in net sales in 2001. The advertising market for "Newspapers", i.e. city, evening and regional titles, in Sweden declined during 2002 by 7 percent on gross basis compared to 2001, according to the research institute ZenithMedia. The decrease in the advertising market in Sweden has had a negative effect on our sales of advertising, including recruiting advertising, thereby negatively affecting the Swedish net sales during 2001 and 2002. In the end of 2002 our advertising sales were negatively affected by the increased competition through new entrants in the market with aggressive pricing resulting in a downward pressure on advertising prices.

        Net sales from our operations in France were $3.8 million in 2002. We launched Metro in Paris in February 2002 and met with well-publicized orchestrated opposition in France, from labor organizations in respect of, among other things, our use of hand distributors for our Paris edition. Such opposition had an adverse effect on the production, distribution and advertising of our Paris edition and thereby negatively affected the profitability of the France operations.

        Net sales from our operations in the Rest of Europe were $25.3 million in 2000, $45.3 million in 2001 and $66.0 million in 2002. The growth in revenues in 2001 is attributable equally to the growth of the existing newspapers and to the launch of Metro in Barcelona, Madrid and Copenhagen. The growth in revenues in 2002 reflects the increased maturity of our operations, the growth in revenues of each edition in the Rest of Europe segment and the launch of an edition in Aarhus. During 2002 our Spanish operations increased their net sales substantially as a consequence of increased maturity of the operations. The Italian operations reported a combined year on year increase in net sales of 71%.

        Net sales from our operations in the Rest of the World were $6.8 million in 2000, $14.4 million in 2001 and $25.0 million in 2002. Approximately half of the increase in net sales in 2001 is attributable to the launch of the new editions in Boston and Buenos Aires and the remaining increase is due to increased sales in the established operations in Santiago and Philadelphia. The increase in revenues in 2002, despite the loss of the sales from the discontinuance of the operations in Buenos Aires is mainly attributable to the launch of the new edition in Hong Kong and the substantial growth of the existing editions. Our operations in Boston, for example, was launched in May 2001 and therefore contributed only partly to the net sales of during 2001 but had full impact on the 2002 net sales.

        Costs of production were $94.9 million in 2000, $107.3 million in 2001 and $115.0 million in 2002. Costs of production decreased as a percentage of revenues from 103.3% in 2000 to 97.6% in 2001 and decreased to 80.1% in 2002. The absolute increases in the costs of production are mainly attributable to the launch of several new newspapers over the periods in question. Costs of production have been, and will be, negatively affected in the future by the large print runs necessary in some of the cities in which we have expanded. Severe competitive pressures leading to higher discounts, lower sales and increased circulation in certain of our cities of operation, especially Philadelphia, Newcastle (discontinued in December 2000), Helsinki and Switzerland (discontinued in 2002) have also negatively affected sales growth relative to expenses. Competition also lengthens the time before revenue growth can exceed expense levels. Costs were also affected by price increases in newsprint commencing in the middle of 1999 and continuing until 2001. The decrease of costs in 2001 as a percentage of sales is due to the launch of a cost savings program concerning a reduction in the number of employees, administration costs and purchasing, renegotiations of print and distribution contracts as well as the discontinuation of Metro Newcastle edition and the Everyday edition in Stockholm. The decrease of costs as a percentage of sales continued into 2002 due to the sales growth of the existing editions and realization of further cost savings, in line with our business model whereby our cost has a fixed base resulting in increased margins as sales increase.

        As a result of the foregoing factors, our gross income (loss) was ($3.0) million in 2000, $2.6 million in 2001 and $27.9 million in 2002.

Selling, Administrative and Development Expenses

        Selling expenses were $18.1 million in 2000, $30.2 million in 2001 and $37.0 million in 2002. These expenses have been increasing with advertising volume of business and the launch of several new newspapers.

        Administrative expenses were $38.9 million in 2000, $50.1 million in 2001 and $45.1 in 2002. The decrease in administration expenses is a consequence of the cost savings program launched in 2001 and increased economies of scale effects. In 2000, $18.5 million of our expenses were general and administrative costs associated with our headquarters which includes the setting up of operations, including business development and pre-launch costs, in Switzerland, Buenos Aires and Newcastle (all three subsequently discontinued), Rome, Philadelphia, Santiago, Toronto, Milan, Warsaw, Athens and Stockholm for Everyday (subsequently discontinued). In 2001 and 2002 the headquarters costs totaled $25.9 million and $21.4 million respectively.

        General and administrative costs incurred at operating entities increased between 2000 and 2001 as the volume of our operations and the number of cities in which we operated grew.

        Amortization of goodwill was $3.7 million in 2000, $3.5 million in 2001 and $3.6 million in 2002. The goodwill resulted from the acquisition of the minority shareholder's interest in Sweden, Hungary and the Czech Republic.

        Site closure costs amounting to $4.5 million in 2002 relate primarily to the write down of net assets, legal advice and costs associated with early termination of contracts and redundancies in respect of Zurich, Buenos Aires and Rio de Janeiro.

        The Group's share of earnings in associated companies' profits or losses after financial items is reported under share of earnings in associated companies in the income statement. In 2002 Metro's share of such losses amounted to $0.8 million, and in 2001 the share of losses amounted to $1.4 million. The Group's associated companies are our two Canadian companies and the Swedish company Dubbelnöje AB.

        As a result of the foregoing factors, our operating losses were $63.7 million in 2000, $82.6 million in 2001 and $63.2 million in 2002.

Operating income/loss by segment

        The operating income from our Swedish operations was $6.9 million in 2000, $6.6 million in 2001 and $7.6 million in 2002. Although both Stockholm and Gothenburg generate positive operating income, Malmö continues to operate at a loss on an annual basis, primarily due to the difficulties in distribution presented by the fragmentation of the public transportation system there and the consequent limitation on revenues as discussed above.

        The operating loss from our operations in the Rest of Europe increased from $32.1 million in 2000 to $39.0 million in 2001 and decreased to $22.6 million in 2002. The majority of these losses are attributable to losses being incurred in Helsinki, Madrid, Rome, Barcelona, Milano, Warsaw and Copenhagen newspapers. Of the operating losses in Rest of Europe during 2002, a total of $3.3 million is attributable to closure costs of discontinued businesses. The costs in 2002 have decreased compared to 2001 as a consequence of the maturing of the business and the lower rate of expansion.

        The operating loss from our operations in the Rest of the World was $19.2 million in 2000, $24.3 million in 2001 and $12.1 million in 2002. In 2000, losses are primarily attributable to initial operating losses in Santiago, Buenos Aires, and Toronto. In 2001 losses are attributable to initial operating losses in Montreal and Boston and the operating losses for the editions launched prior to 2001. In 2002, losses are primarily attributable to operating losses in Montreal, Boston, Philadelphia and Hong Kong. Of the operating losses in the Rest of the World during 2002, a total of $1.2 million is attributable to closure costs of discontinued businesses.

        Our headquarters operated at a loss of $19.3 million in 2000, $25.9 million in 2001 and $21.4 million in 2002. Almost no revenue is generated by our headquarters, which provides global administrative, license development, sales, marketing and legal services to our newspapers. Costs have risen as the business has grown globally. During 2001 and 2000 payments to consultants assisting Metro in starting up new newspapers around the world were charged to the headquarters. The lower level of expansion during 2002 and the cost cutting program initiated in 2001 has reduced the operating losses for the headquarters. Our newspapers are charged a franchise fee of up to 8% of turnover in respect of the use of the Metro concept. Payment of this franchise fee has no impact on our consolidated financial statements or segmented results.

Interest expense, related companies

        Our operations to date have been partly financed by loans and convertibles, including from MTG and Kinnevik. Borrowings have increased with the expansion of operations around the world and the incurrence of negative cash flows at most of our cities. We incurred interest expenses to MTG and Kinnevik of $5.2 million in 2000, $5.2 million in 2001 and $6.3 million in 2002.

Other financial items

        Other financial items were $0.3 million in 2000, $3.6 million in 2001 and $-11.0 million in 2002. The 2000 costs are primarily attributable to foreign exchange losses related to Swedish kronor denominated borrowings. Interest expenses increased in 2001 due to short term financing from third party banks. In 2001, we had foreign exchange gains related to borrowings amounting to approximately $2.5 million. In June 2002 Metro received a SEK400 million loan from Nordea, a leading Swedish bank. The increase in interest expenses in 2002 is attributable to costs associated with the Nordea loan.

Taxes

        Current taxes amounted to $(2.4) million in 2000, $(1.5) million in 2001 and $(1.1) million in 2002. Deferred taxes amounted to $(0.3) million in 2000, $(1.0) million in 2001 and $8.4 million in 2002. The significant majority of the current taxes which have arisen to date are attributable to our Swedish operations. A majority of the deferred tax assets are attributable to the operations in Netherlands, Greece, Czech Republic, Hungary, Chile, Spain and Boston. We do not have any net operating loss carry forwards against which to offset future operating income in Sweden, although we do have net operating loss carry forwards available in other countries in which we operate. The unrecognized net operating loss carry forwards at December 31, 2002 amounted to $232.1 million. As a result of the above factors, net loss was $71.2 million in 2000, $85.9 million in 2001 and $71.9 million in 2002.

Net income/loss

        Net loss for the years ended December 31, 2000, 2001 and 2002, was US$ 71,203,000, US$ 85,943,000 and US$ 71,871,000 respectively.

  Liquidity and Capital Resources

        We have in the past relied upon debt and equity financing from Kinnevik, MTG and other related companies in order to fund our operations and expansion. In addition, on December 21, 2000, we raised $61.4 million (on a net basis) from the private placement of 2,913,333 Metro A Shares and 5,800,000 Metro B Shares. In October 2001, we approximately raised an additional $65.1 million (on a net basis) through a private placement of 17,623,800 Metro A Shares and 15,670,842 Metro B Shares. In May 2002, we issued subordinated convertible notes to MTG with a nominal value of $20 million. Also, in June 2002, we entered into a debt financing arrangement of SEK 400 million with Nordea, a leading Swedish bank. In January 2003 Metro drew down a further SEK 150 million on the Kinnevik loan. In February 2003, MTG deferred repayment of its existing loan to Metro of $23.5 million by twelve months until August 15, 2004. MTG also extended the period of conversion of the Metro 6% Convertible Debentures by twelve months until May 23, 2004. In February 2003, Kinnevik agreed not to call in its SEK 592 million loan to us during 2003. See "Item 8. Financial Information—Significant Changes".

        In order to raise additional capital in 2003, we will issue rights to subscribe for new Metro A Shares to holders of our Swedish Depository Receipts (except those holders domiciled in the United States, Canada and Japan, who will receive a cash payment equivalent to the amount realized from the sale of their tradable rights). Eligible shareholders will be offered the opportunity to subscribe for one new Metro A Share for each Metro A Share or Metro B Share held at a price of SEK 2.30 per share. This rights issue will be fully underwritten by Kinnevik, which has indicated that it intends to take up its rights in the offering based on its current shareholding in the Company. If the issue is not fully subscribed, current shareholders will be permitted to subscribe for the remaining shares pro rata based on their current holdings. We expect the offer to commence during the second half of July 2003. Kinnevik is providing short-term bridge financing to the Company on the same terms as the Kinnevik loan. We plan to repay this financing with the proceeds of the rights issue. At the same time, we will convert SEK 1.151 million of existing interest-bearing liabilities owing to Kinnevik and MTG (excluding the bridge financing) into equity by an issue of new Metro A Shares and new Metro B Shares at a price of SEK 3.75 per share.

        The following table sets forth certain information about our cash flows:

	Year ended December 31,
	2000	2001	2002
	(US$ thousands)
Net cash flow used in operations	(66,437)	(85,308)	(65,525)
Net cash flow used in investing activities	(5,822)	(7,541)	(3,428)
Net cash flow provided by financing activities	146,254	55,125	56,536
Net increase (decrease) in cash and cash equivalents	73,995	(37,724)	(12,417)

Cash and cash equivalents at beginning of year	49	73,792	35,888

Currency effects on cash	(252)	(180)	518

Cash and cash equivalents at the end of year	73,792	35,888	23,989

        Net cash flow used in operations was $66.4 million in 2000, $85.3 million in 2001 and $65.5 in 2002 due primarily to the young average age of our operations. The majority of the cash flow was used to finance the loss making subsidiaries and our headquarters operations.

        Net cash flow used in investing activities was $5.8 million in 2000, $7.5 million in 2001 and $3.4 million in 2002. The decrease in 2002 is attributable to the lower rate of expansion in 2002 compared to previous years.

        Net cash flow provided by financing activities was $146.3 million in 2000, as a result of increased borrowings from MTG and Kinnevik to fund operations and also because, on December 21, 2000, we raised $61.4 million (on a net basis) from the private placement of 2,913,333 Metro A Shares and 5,800,000 Metro B Shares. For 2001 our net cash flow provided by financing activities was $55.1 million as a result of the private placement in September 2001 of 17,623,800 Metro A shares and 15,670,842 Metro B shares, with which we raised approximately $65.1 million (on a net basis) and as a result of the repayment of short-term credit facilities with Nordea and Svenska Handelsbanken for an aggregate amount of SEK 100 million. In addition, interest on the Kinnevik loan was capitalized. For 2002 our net cash flow provided by financing activities was $56.5 million as a result of the Metro 6.25% convertible notes issued in May 2002 and the utilization of SEK 400 million of the Nordea loan (SEK 100 million of the drawn down balance is held on deposit as a cash collateral in favor of Nordea) and capitalization of loan interest on the Kinnevik Facility.

        On February 2, 2000, we executed a Master Loan Agreement with Kinnevik (the "Kinnevik Facility") under which, as of December 31, 2002, we have drawn down a total of SEK 441.9 million including capitalized interest of SEK 20 million as of December 31, 2001 and SEK 26.5 million as of December 31, 2002. The loan carries an interest of STIBOR increased with a margin that is dependent on the ratio of net debt to EBITDA. Initially the margin is 3.0% per annum, and it decreases to 1.5% per annum if the ratio of net debt to EBITDA is 2.0 or less. The loan (and capitalized interest) is repayable on 30 days' notice by Kinnevik. This loan is secured by shares in Metro Hungary, Metro Prague and Metro Holland. Although this facility is repayable on demand by Kinnevik, it is classified as long-term debt in our annual and interim accounts. The loan is treated in this manner because Kinnevik has agreed that it will not call in the loan during 2003.

        Our primary source of liquidity has historically been debt and equity financing from Kinnevik, MTG and related companies. On May 23, 2000, MTG exchanged $23.5 million of our indebtedness to MTG for $23.5 million aggregate nominal value of Metro Convertible Debentures which bear interest at a rate of 6% per annum, payable annually in arrears, maturing in May 2003, subject to roll-over. MTG has extended the period of conversion under this agreement by twelve months until May 23, 2004. These debentures may be converted by the holders into an equal number of Metro A Shares and Metro B Shares, in full or in part, at any time or from time to time during their term at a conversion price of $1.42 per Metro A Share and $1.42 per Metro B Share. In connection with the private placement of our shares in December 2000, MTG converted $1.42 million principal amount of the Metro Convertible Debentures into Metro A Shares, receiving 1,000,000 Metro A Shares.

        On August 15, 2000, we entered into a $23.5 million three-year term loan facility with MTG, and we have drawn down the entire amount. Interest is payable at a rate of LIBOR plus 2% per annum. MTG has deferred repayment under this agreement by twelve months until August 15, 2004.

        On December 21, 2000, we raised from both related and non related parties $61.4 million (on a net basis) from the private placement of 2,913,333 Metro A Shares and 5,800,000 Metro B Shares. In order to cover our liquidity requirements before this private placement was completed, Invik, one of our major shareholders, on November 6, 2000, advanced to us $5 million of this amount and, in lieu of cash repayment of such advance, received, as part of this private placement, 833,333 Metro A Shares, based upon the price paid by and on substantially similar terms as the other purchasers in this private placement.

        On July 25 and September 4, 2001, Kinnevik advanced us a total of $20 million. Kinnevik subsequently participated in the private placement by acquiring 10,236,138 Metro A shares. The private placement in October 2001 raised approximately $65.1 million (on a net basis) from both related and non-related participants by issuing 17,623,800 Metro A shares and 15,670,842 Metro B shares. MTG participated in the private placement by acquiring 263,862 new Metro A Shares and 3,267,142 new Metro B Shares.

        In May 2002, we issued subordinated 6.25% convertible notes to MTG with a nominal value of $20 million. These Metro 6.25% convertible notes bear interest at the rate of 6.25% per annum, payable semi-annually in arrears, and mature in May 2007. The Metro 6.25% convertible notes may be converted by MTG into Metro B Shares in full or in part at any time after June 24, 2002 and until May 2007 at a conversion price of $2.01 per Metro B Share. The Metro 6.25% convertible notes are initially convertible into 9,950,248 Metro B Shares representing 8.3% of our share capital after conversion.

        On June 18, 2002 we signed a revolving SEK 400 million credit facility agreement with Nordea Bank. This facility was fully drawn down as of December 31, 2002. The borrower is Metro Sweden Holding AB, the parent company of Metro Nordic Sweden AB and Tidnings AB Metro. The credit facility is secured by pledges of the shares in Metro Sweden Holding AB and a guarantee by Metro International S.A. The annual interest payable on the net drawn down amount is STIBOR increased with a margin that is dependent of the ratio of net debt to EBITDA for the borrower group. Initially the margin is 3.0 percent per annum, decreasing to 1.5 percent per annum upon the ratio of net debt to EBITDA falling to 2.0 or less.

        SEK 100 million of the drawn down balance is held on deposit as a cash collateral in favor of Nordea. This SEK 100 million restricted cash deposit can be released if the ratio of net debt (as defined in the agreement) to EBITDA for the borrower group is less than 2.0. The earliest date of release is June 30, 2003. The facility expires on October 18, 2005 and is amortized by 1/6th, i.e. SEK 66.7 million every 6 months. The date of the first amortization is June 30, 2003.

        As of December 31, 2002, our total long-term debt including current maturities a majority of which was to related parties, was $163.7 million.

Operating and Capital Expenditures and Funding Requirements

        We have incurred substantial start-up costs in connection with our expansion of the Metro concept. The amount and timing of future operating loss financing requirements depends on a variety of factors, many of which are not under our control. Metro's business is not capital expenditure intensive, but an ongoing financing requirement does exist. If the current financing were to prove insufficient, then certain of our publications might have to be discontinued. Primarily as a result of the recent rapid expansion of our operations and the costs involved in introducing our newspapers into new markets we have generated substantial operating losses and consequently negative net cash flow from operations. Given these losses and the risks inherent in a young company such as ours, we might not achieve profitability or positive cash flows in the short-term or for a longer period of time and we will require significant further financing.

        We are dependent upon continuing financial support from our principal shareholders. Our liquid resources together with our guaranteed further financing facilities, which includes financial support from our principal shareholders, are sufficient for us to operate throughout 2003 as a going concern.

        When we require additional funds, our ability to raise additional capital might be limited or we may not be able to raise funds on favorable terms, which would have a material adverse effect on our financial condition, results of operations and future prospects.

        Set forth below is a table setting forth our expenditures for each year in the three-year period ended December 31, 2002:

Capital expenditures

	Year ended December 31,
	2000	2001	2002
	(in U.S.$ thousands)
Sweden	1,025	240	276
France	—	—	637
Rest of Europe	2,203	1,002	686
Rest of World	1,576	433	575
Headquarters	51	320	98

	4,855	1,995	2,272

Long-term financial obligations and other commercial commitments

        The following tables sets forth the long-term financial obligations and commercial commitments for the company as of December 31, 2002:

	Total	Less than 1 year	1-3 years	4-5 years	After 5 years	No maturity
	(In U.S. $ thousands)
Long-term debt, including current maturities	163,715	15,498	128,666	19,551	—	—

Future rent payable on non-cancellable operating leases

(in USD thousands)
2003	1,380
2004	696
2005	224
2006 and thereafter	—
Total	2,300

        The Company has entered into distribution and printing contracts in each location in which it publishes a newspaper. These contracts are of different lengths and, in many cases, the Company has the option to terminate the contract with less than one year's notice. In some instances there are non-cancellable contractual commitments extending beyond 12 months. The increase in the distribution and printing contracts is due to our the expansion of our operations and renewal of certain of our existing contracts. These payments at December 31, 2002, were as follows:

Future payments on non-cancellable distribution and printing contracts

(in USD thousands)
2003	24,350
2004	10,305
2005	7,033
2006 and thereafter	—
Total	41,688

Off-Balance Sheet Financial Instruments

        In 2000 and 2001 the Kinnevik loan was secured by the shares in the subsidiary that held the MIC Option. The market value of the MIC Option was not reflected in our financial statements of those years. In June 2002 the MIC Option expired and the security for the Kinnevik loan was replaced by pledges of shares in certain of our operating subsidiaries.

        We do not currently have any off-balance sheet financing arrangements, including swaps or other derivative instruments.

Inflation

        Inflation has not had a significant effect on our results of operations and financial condition during the years that Metro has been in operation.

U.S. GAAP Reconciliation

        We prepared our Consolidated Financial Statements and Interim Financial Statements in accordance with IAS, which differ in certain material respects from U.S. GAAP. See Note 26 of the Notes to the Consolidated Financial Statements for a description of significant differences between IAS and U.S. GAAP as they relate to us.

Implementation of the euro

        On January 1, 2002, all agreements made with reference to national currencies of European Monetary Union member countries were automatically referenced to the euro. The implementation of the euro did not have a material effect on the Company.

Item 6. Directors, Senior Management and Employees

Board of Directors and Executive Officers

        Under the Luxembourg Companies Act, the Board of Directors is responsible for the organization of a company and the management of its affairs. The Board of Directors is also responsible for ensuring that satisfactory controls exist in the areas of accounting and the management of assets. The President is appointed by the Board of Directors and is in charge of our day-to-day management according to guidelines and instructions issued by the Board of Directors. The members of the Board of Directors are elected at the Annual General Meeting and serve for a period which expires at the end of the next Annual General Meeting. The Chairman is elected by the Board of Directors for a term of one year.

        Our Board of Directors, executive officers and management group, with their respective positions in our and other companies, are currently as set forth in the table below. Each of our current directors was elected for a period until the general shareholders meeting in May 2003 at the extraordinary shareholders meeting in February 2003. The general shareholders meeting in May 2003 reelected the directors appointed in February 2003 for a period until the general shareholders meeting in 2004. Our directors do not have service contracts providing any benefits upon termination of employment. The employment contracts of our senior management are terminable with a notice period of between six and eighteen months and do not provide any other benefits upon termination of employment.

Name	Position	Appointed
Board Members
Vigo Carlund (born in 1946)	Chairman of the Board of Transcom WorldWide S.A., and member of the board of Tele2 AB and Viking Telecom AB. President and CEO of Industriförvaltnings AB Kinnevik.	Chairman of the Board since 2003.
Cristina Stenbeck (born in 1977)
	Vice chairman of the Board of Invik & Co. AB, Industriförvaltnings AB Kinnevik. Chairman of the Board of Emesco AB and Société Européene de Communication S.A. Member of the Board of MTG, Tele2, Transcom and Millicom.	Vice Chariman of the Board since 2003.
Anders Fällman (born in 1962)
	President and CEO of Invik & Co. AB. Executive vice president of Metro 2000-2002. Previously an attorney with Advokatfirman Cederquist since 1987, as a partner since 1995. Currently CEO and President of Invik and member of the Board of Kinnevik.	Member of the Board since 2003.

Lance Primis (born in 1946)	Member of the Board of Torstar Corporation and AvalonBay Communities Inc. Formerly President and CEO of The New York Times Company	Member of the Board since 2003.
Paddy Byng (born 1965)	Managing Director of Ledbury Limited. Previously Senior Vice President of Polo Ralph Lauren Corporation.	Member of the Board since 2003.
H C Ejemyr (born in 1944)	Former Executive Vice President of Modern Times Group MTG AB. Managing director of the MTG Free-TV business in Sweden.	Member of the Board since 1999.
Hans-Holger Albrecht (born in 1963)
	President and CEO of MTG. Has been active in MTG since 1997 as head of the Pay-TV operations and subsequently as head of all television operations. Previously has held number of positions in CLT-UFA S.A. Member of the Board of P4 Radio Hele Norge ASA.	Member of the Board since 2002.
Executive Officers
Pelle Törnberg (born in 1956)	President and CEO of Metro International S.A. Previous Chairman of the Board of Directors of MTG. Member of the Board of Directors of MTG.	President of Metro International S.A. since 2000; employed by the Kinnevik Group since 1988, including as a Vice President since 1993 and President & CEO of Modern Times Group MTG AB, 1995-2000.
Jens Torpe (born in 1950)	Executive Vice President. Chief Operating Officer.	Executive officer since 1999, he became president of TV3 Denmark in 1992 and president of the TV3 Group in 1997. He worked for MTG from 1992 until June 2000.
Steve Nylundh (born in 1968)	Executive Vice President. Americas and Business Developement
Executive officer since 2000, he has been active in Kinnevik since 1993 as administrative assistant to the CEO of Kinnevik Media (now MTG). He was appointed head of MTG Radio in 1994, vice president of TV 1000 Sverige AB in 1995 and vice president of MTG in 1996.

Robert Patterson (born in 1968)	Chief Financial Officer.
Employed by the Company since October 2001. He has previously worked for Invensys Plc between 1994 and 2001. Prior to this he was a chartered accountant and conducted audits for a wide range of clients.

Compensation of Directors and Officers

	2002	2001	2000
Group
Board of Directors, presidents and vice presidents
Companies in Sweden	—	—	—
Companies outside Sweden	3,298	4,803	2,246
Total	3,298	4,803	2,246
of which, variable salary	45	—	—
Other employees
Companies in Sweden	6,086	6,323	4,758
Companies outside Sweden	29,644	23,362	10,625
Total	35,730	29,685	15,383
Total salaries and other remuneration	39,028	34,488	17,629
Social security expenses	6,683	6,217	4,053
of which, pension costs	1,779	637	944
Parent company
Board of Directors, presidents and vice presidents	3,298	4,803	2,246
of which, variable salary	45	—	—
Other employees	2,750	1,785	2,675
Total salaries and other remuneration	6,048	6,588	4,921
Social security expenses	425	624	402
of which, pension costs	140	273	214

Remuneration to senior executives

Principles

        Remuneration of the CEO and other senior executives comprises a base salary, bonus and other benefits. Other senior executives include vice presidents and the CFO. The variable remuneration is based on actual performance relative to pre-established goals. The remuneration of the CEO was approved by the Board of Directors, whilst the remuneration of senior executives was set by the CEO.

Remuneration and other benefits during the year

	Base salary	Variable remuneration	Other benefits	Pension costs	Financial Instruments
Jan Hugo Stenbeck, Chairman of the Board	—	—	—	—	—
Uriel Savir, Chairman of the Board	172	—	—	—	—
Uriel Savir, Director of the Board	304	—	—	—	—
HC Ejemyr, Director of the Board	13	—	—	—	—
Pelle Törnberg, CEO	835	—	124	164	—
Other senior executives (5 persons)	1,601	45	204	125	—
Total	2,925	45	328	289	—

        Jan Hugo Stenbeck was the Chairman of the Board until his death on August 19, 2002. Uriel Savir was elected Chairman of the Board on August 22, 2002. The CEO and the other members of the Company's senior executives are entitled to pension commitments. Pension commitments are secured through premiums paid to third party insurance companies. If the Company terminates the employment of senior executives, salary will be paid to them during the period of notice, which is between 6-18 months. For future years, Mr. Törnberg is entitled to a pension contribution of 10% of his annual salary. Mr. Törnberg would be entitled to the equivalent of one year gross salary in the event his employment was severed.

Financial instruments

        Certain of our senior executives, our CEO and the Chairman of the Board (Uri Savir) has been granted options in Metro with the following distribution. See "—Options to Purchase Securities from the Company" below for a further description of the option program.

Programs from prior years Stock options 2001/2009 Number
Chairman of the Board	414,845
CEO	2,283,035
Other senior executives	4,446,027
Total	7,143,907

Options to Purchase Securities from the Company

        During 1998 and 1999, the Company granted options to employees and independent directors of the Company to acquire shares in certain of the MTG businesses consolidated herein to form the Company. The options were granted for a fixed number of shares and at a fixed exercise price that was equal to estimated fair market value on the date of grant. Each option vests in three equal tranches: the first over three years, the second over four years and the third over five years. Under the option agreements no shares were to be sold during a lock-up period of two years after the exercise of the options.

        As of January 1, 2000, the Company increased the exercise prices of all outstanding options to adjust for the impact of the merger of the MTG entities which were to be included in the spin-off. This did not result in any additional intrinsic value accruing to the option holders.

        During 2000, after the demerger from MTG, the Company granted certain members of the Board of Directors and certain key managers the option to purchase Metro B shares. The options were granted for a fixed number of shares and at a fixed exercise price that was equal to fair market value on the date of grant. Each option vests in three equal tranches: the first over three years, the second over four years and the third over five years.

        In May 2001, the Company increased the number of granted options to a certain key manager to purchase Metro B shares at a fixed purchase price of US$ 7.50 per share by 30,000. Tranches of 10,000 options each are exercisable in July 2003, 2004 and 2005. These options all expire in July 2006. No compensation expense was recognised under IAS and US GAAP since the exercise price is higher than the fair market value at the date of the grant.

        In May 2001, the Company granted certain key managers the option to purchase up to 60,000 Metro B shares at a fixed purchase price of US$ 7.50 per share. Tranches of 20,000 options each will become exercisable commencing in May 2004, 2005 and 2006. These options all expire in May 2007. No compensation expense was recognised under IAS and US GAAP since the exercise price is higher than fair market value at the date of the grant.

        In October 2001, the Company increased the number of granted options to a certain key manager to purchase Metro B shares at a fixed purchase price of US$ 3.14 per share by 761,000. Tranches of 254,000 options each are exercisable in October 2001, 2002 and 2003. These options all expire in October 2004. No compensation expense was recognised under IAS and US GAAP since the exercise price equals fair market value at the date of the grant.

        In December 2001, the Company granted a certain key manager options to purchase up to 30,000 Metro B shares at a fixed purchase price of US$ 4.18 per share. Tranches of 10,000 options each will become exercisable commencing in December 2004, 2005 and 2006. These options all expire in December 2007. No compensation was recognised under IAS and US GAAP since the exercise price equals fair market value at the date of the grant.

        In May 2001, the Company decreased the exercise prices of certain of the granted options from US$ 9.67 to US$7.50.

        In December 2001, the Company decreased the exercise price of certain of the granted options from US$ 7.50 to US$ 4.18.

        During 2001, the Company cancelled 846,761 options for Metro B shares granted to former employees.

        During 2002, the Company cancelled 260,000 options for Metro B shares granted to former employees and directors.

        There were 4,986,406 options exercisable as of December 31, 2002.

Employees

        As of December 31, 2002, we had 1,022 full time equivalent employees, compared to 988 members of staff as of December 31, 2001 and 765 as of December 31, 2000. In addition, for distribution of our newspapers by hand, in general, we either outsource or hire part-time labor. While some of our employees are members of unions, we do not generally enter into collective bargaining agreements. We believe that relations with our employees are good.

Share ownership

        As of December 31, 2002, our Board of Directors and executive officers held, as a group, 156,440 of our Metro A Shares and 795,131 Metro B Shares, representing 0.9% of outstanding Metro Shares and 0.3% of our voting share capital. Our Board of Directors and executive officers held as of

December 31, 2002, as a group, options covering no Metro A Shares and 11,051,241 Metro B Shares. As of December 31, 2002 the different tranches have the following terms:

Number of options	Exercise rate	Date of grant	Date of expiration
6,718,597	3.14	10/29/98	10/29/04
1,522,022	3.36	02/05/99	02/05/05
829,960	9.67	08/23/00	08/23/06
1,610,662	4.18	08/23/00	08/23/06
280,000	4.18	12/07/00	12/07/06
60,000	4.18	05/28/01	05/28/07
30,000	4.18	12/17/01	12/17/07

        Pelle Törnberg holds 65,084 of our Metro A Shares and 566,978 of our Metro B Shares, representing 1.1% of our issued and outstanding Metro B Shares, 0.6% of our outstanding Metro Shares. None of our directors and none of our other executive officers beneficially own, on an individual basis, shares representing 1% or more of the issued and outstanding Metro A Shares or the issued and outstanding Metro B Shares.

Item 7. Major Shareholders and Related Party Transactions

  Major Shareholders

        The estate of Mr. Jan H. Stenbeck, our former Chairman of the Board of Directors has substantial direct and indirect shareholdings in Metro International that are greater than those of any other shareholder. The estate of Mr. Stenbeck is currently in probate (or equivalent proceedings under applicable local law) in both Luxembourg and Sweden. A Luxembourg notary is administering the estate (at the direction of the heirs) in Luxembourg. A Swedish executor has also been appointed. The Luxembourg notary is currently in control of the estate's substantial direct or indirect shareholdings in us, Kinnevik, Invik and MTG. The distribution of Mr. Stenbeck's estate will most likely take more than a year to resolve.

        As far as we are aware, Metro International is neither directly nor indirectly owned or controlled by another corporation or any government, and there are no arrangements in place the operation of which would result in a change in its control. However, Invik and Kinnevik may, given the size of their holdings of Metro Shares, their Board representation and other relationships described below, be deemed to control us. Except as set forth below, Metro International is not aware of any persons who own more than 5% of the Metro Shares.

	Shareholders of Metro International SA, as of December 31, 2002
Owner	Number of Metro A Shares	Number of Metro B Shares	Percent of total Metro Shares	Percent of total votes in Metro
Kinnevik, incl. Subsidiaries(2)(3)	15,999,010	835,000	15.4%	28.7%
Invik & Co. AB(1)	7,222,082	—	6.6%	12.9%
Svenska Enskilda Banken	4,099,861	9,764,294	12.7%	7.3%
Skandia Funds	3,446,423	1,841,279	4.8%	6.2%
Emesco AB(4)	3,191,993	—	2.9%	5.7%
Estate of Stenbeck, Jan Hugo	1,528,852	—	1.4%	2.7%
Nordea Funds	1,324,543	887,731	2.0%	2.4%
Hagströmer Securites AB	1,323,600	—	1.2%	2.4%
Modern Times Group MTG AB	1,263,862	3,267,142	4.1%	2.3%
Banco fonder	879,311	1,908,750	2.5%	1.6%
Handelsbanken	699,892	6,891,879	6.9%	1.3%
Klingspor family	512,759	33,936	0.5%	0.9%
Småbolagsfonden	475,800	—	0.4%	0.9%
Catella	400,000	—	0.4%	0.7%
Föreningssparbanken AB	397,786	2,150	0.4%	0.7%
Chase Manhattan Bank	367,371	914,056	1.2%	0.7%
Sveriges Läkarförbund	339,240	129,360	0.4%	0.6%
Robur	332,271	417,386	0.7%	0.6%
Korsnäs AB:s Sociala Fond	329,237	42	0.3%	0.6%
Lannebo Fonder	328,510	930,000	1.2%	0.6%
Directors and Officers(5)	156,440	795,131	0.9%	0.3%
Other	11,204,828	24,941,324	31.8%	20.0%
TOTAL	55,823,671	55,559,460	100.0%	100.0%

(1)
Mr. Stenbeck was the Chairman of the Board of Directors of Invik. The estate of Mr. Stenbeck is currently in probate (or the equivalent proceedings under applicable local law) in both Luxembourg and Sweden. A Luxembourg notary is administering the estate (at the direction of the heirs) in Luxembourg. A Swedish executor has also been appointed. The Luxembourg notary is currently in control of the estate's substantial direct and indirect shareholdings in Invik that are greater than those of any other shareholder. Consequently, the estate of Mr. Stenbeck could, in the aggregate, be deemed under the U.S. federal securities laws to control Invik and to share the power to direct the voting of Metro Shares held by Invik. The distribution of Mr. Stenbeck's estate will most likely take more than a year to resolve.

(2)
Mr. Stenbeck was the Chairman of the Board of Directors of Kinnevik. The estate of Mr. Stenbeck is currently in probate (or the equivalent proceedings under applicable local law) in both Luxembourg and Sweden. A Luxembourg notary is administering the estate (at the direction of the heirs) in Luxembourg. A Swedish executor has also been appointed. The Luxembourg notary is currently in control of the estate's substantial direct or indirect shareholdings in Kinnevik that are greater than those of any other shareholder. Consequently, the estate of Mr. Stenbeck could, in the aggregate, be deemed under the U.S. federal securities laws to control Kinnevik and to share the power to direct the voting of Metro Shares held by Kinnevik. The distribution of Mr. Stenbeck's estate will most likely take more than a year to resolve.

(3)
Former and existing managers of MTG and related companies have options, through a company jointly owned by such managers (approximately 88%) and Kinnevik (approximately 12%), to acquire in the future 179,093 Metro A Shares and 417,884 Metro B Shares held by Kinnevik. This company now owns 6,807 Metro A Shares and 15,884 Metro B Shares according to the shareholders register available for Metro.

(4)
The estate of Martha Stenbeck, Mr. Stenbeck's deceased mother, was the previous owner of Emesco (formerly Afti). Following the distribution of the estate, the majority owner of Emesco has been a charitable, irrevocable trust established under the laws of Liechtenstein, Sapere Aude Trust reg. The trustees (persons unrelated to Mr. Stenbeck) have full voting and investment power with respect to the shares.

(5)
As of January 31, 2002, 156,440 Metro A Shares and 795,131 Metro B Shares were owned directly by Metro's officers and directors as a group except for Pelle Törnberg, none of our directors and none of our executive officers beneficially owns, on an individual basis, shares representing 1% or more of the issued and outstanding Metro A Shares or the issued and outstanding Metro B Shares. Members of our management, Board and advisors (including Mr. Stenbeck's estate) hold options to acquire, through the issue of new shares by the Company, 10.1% of Metro's issued and outstanding share capital. See "Item 6. Directors, Senior Management and Employees—Options to Purchase Securities from the Company".

Significant changes in share ownership

        Our Company was wholly owned by the MTG Group prior to August 2000. The Annual General Meeting of MTG's shareholders on May 25, 2000, approved the proposal that all of the shares in our Company be distributed as a special dividend to the shareholders of MTG in the form of a distribution of one Metro A Share for each MTG A Share and 3 Metro A Shares and 7 Metro B Shares for each ten MTG B Shares (the "Spin-Off"). On August 21, 2000, 100% of the Metro Shares were distributed to MTG shareholders who were holders of record on August 18, 2000.

        In May 2000 the Company issued to MTG $23.5 million aggregate nominal value of Metro Convertible Debentures in exchange for an identical amount of the Company's net indebtedness to MTG. The Metro Convertible Debentures bear interest at the rate of 6% per annum and would originally have matured on May 23, 2003. MTG has deferred payment of the Metro Convertible Debentures until May 23, 2004. The Metro Convertible Debentures may be converted by the holders into an equal number of Metro A Shares and Metro B Shares, in full or in part, at any time or from time to time during their term at a conversion price of $1.42 per Metro A Share and $1.42 per Metro B Share. In December 2000, MTG converted $1.42 million into 1,000,000 Metro A shares. The Metro Convertible Debentures are convertible into 7,296,895 Metro A Shares and 8,296,895 Metro B Shares, representing 12.5% of our share capital and 11.6% of our total voting rights after conversion (before the exercise of outstanding stock options).

        On December 21, 2000, we raised $61.4 million (on a net basis) from the private placement of 2,913,333 Metro A Shares and 5,800,000 Metro B Shares. In connection with the private placement of our shares in December 2000, MTG converted into Metro A Shares $1.42 million principal amount of the Metro Convertible Debentures, receiving 1,000,000 Metro A Shares. Invik, one of our major shareholders, received, as part of this private placement, 833,333 Metro A Shares.

        In October, 2001, we raised $65.1 million (on a net basis) from the private placement of 17,623,800 Metro A Shares and 15,670,842 Metro B Shares. Kinnevik received 10,212,132 new Metro A Shares by converting two loans to Metro amounting to $20 million into equity. An additional 24,006 new Metro A Shares were purchased by Kinnevik, and MTG purchased 263,862 new Metro A Shares and 3,267,142 new Metro B Shares in the private placement on similar terms as other investors in this offering.

        In May 2002, we issued subordinated convertible notes to MTG with a nominal value of $20 million. The Metro 6.25% convertible notes bear interest at the rate of 6.25% per annum, payable semi-annually in arrears, and mature in May 2007. The Metro 6.25% convertible notes may be converted by MTG into Metro B Shares in full or in part at any time after June 24, 2002 and until May 2007 at a conversion price of $2.01 per Metro B Share, subject to adjustment. The Metro 6.25% convertible notes are initially convertible into 9,950,248 Metro B Shares representing 8.3% of our share capital after conversion.

        In order to raise additional capital in 2003, we will issue rights to subscribe for new Metro A Shares to holders of our Swedish Depository Receipts and Metro A and B shares (except those holders domiciled in the United States, Canada and Japan, who will receive a cash payment equivalent to the amount realized from the sale of their tradeable rights). Eligible shareholders will be offered the opportunity to subscribe for one new Metro A Share for each Metro A Share or Metro B Share held at a price of SEK 2.30 per share. This rights issue will be fully underwritten by Kinnevik, which has indicated that it intends to take up its rights in the offering based on its current shareholding in the Company. If the issue is not fully subscribed, current shareholders will be permitted to subscribe for the remaining shares pro rata based on their current holdings. We expect the offer to commence during the second half of July 2003. Kinnevik is providing short-term bridge financing to the Company on the same terms as the Kinnevik loan. We plan to repay this financing with the proceeds of the rights issue. At the same time, we will convert SEK 1.151 million of existing interest-bearing liabilities owing to Kinnevik and MTG (excluding the bridge financing) into equity by an issue of new Metro A Share and new Metro B Share at a price of SEK 3.75 per share. Following the conversion, but not including the results of the rights offering, Kinnevik will hold 63.1 million Metro A Share and 116.1 million Metro B Share and MTG will hold 52.3 million Metro A Share and 96.9 million Metro B Share. Under the terms of the rights offer, Kinnevik is eligible to subscribe for 16.8 million Metro A Share and .8 million Metro B Share and MTG is eligible to subscribe for 4.5 million Metro A Share and 3.3 million Metro B Share.

Shareholder Information

        As of March 26, 2003, Metro International had, in respect of Metro A Shares, 57 U.S. shareholders of record (including in the form of SDRs) and, in respect of Metro B Shares, 60 U.S. shareholders of record (including in the form of SDRs). As of March 26, 2003, approximately 0.4% of the Metro A Shares and approximately 0.3% of the Metro B Shares were held in the United States. As of March 26, 2003, there were a total of 20,462 Metro A and B registered shareholders.

Related Party Transactions

        Prior to his death, Mr. Jan H. Stenbeck was the Chairman of the Board of Directors of the Company. The estate of Mr. Stenbeck is currently in probate (or the equivalent proceedings under applicable local law) in both Luxembourg and Sweden. A Luxembourg notary is administering the estate (at the direction of the heirs) in Luxembourg. A Swedish executor has also been appointed. The Luxembourg notary is currently in control of the estate's substantial direct and indirect shareholdings in each of us, Kinnevik and MTG that are greater than those of any other shareholder. The distribution of Mr. Stenbeck's estate will most likely take more than a year to resolve. Below is a summary of significant transactions involving companies affiliated through shareholding interests of the estate of Mr. Stenbeck and other related parties.

        The Company has utilized services from a number of related parties. All transactions with related parties have taken place on an arms-length basis. In connection with all contracts, prices are compared with relevant prices on the market from independent suppliers in order to ensure that all contracts are entered into on arms-length conditions.

Related party	Relationship
Industriförvaltnings AB Kinnevik (Kinnevik)	Metro is an associated company of Kinnevik.
Modern Times Group MTG AB (MTG)	MTG holds shares and convertibles in Metro. Parties that are related to MTG own shares in Metro, which gives a significant influence over Metro.
Tele2 AB (Tele2)	Tele2 AB is a related party to Metro since parties which are related to Metro own shares in Tele2 AB and which give them a significant influence over Tele2 AB.
Invik & Co. AB (Invik)	Invik owns 12.9% of the votes and 6.6% of the shares in Metro.
Victory Challenge AB	Victory Challenge AB is a related party since it was controlled by the former chairman, Mr. Jan Stenbeck.
Shared Value Limited	Shared Value Limited is a related party to Metro since parties which are related to Metro own shares in Shared Value Limited and have a significant influence over Shared Value Limited.
Glocal Forum	Mr. Uri Savir is the president of Glocal Forum, a non-profit organization.
Metro Philharmonica	Parties that are related to Metro have sponsored the orchestra.

        The table below shows Metro's sales, purchases, receivables from and liabilities to related parties for 2002.

	Sales for the year ended 31 Dec 2002	Purchases for the year ended 31 Dec 2002	Accounts Receivables as at Dec 31, 2002	Accounts Payables as at Dec 31, 2002
Kinnevik	11	373	—	98
MTG	780	1,643	1,829	685
Invik	7	529	12	46
Tele2	1,437	356	321	44
Victory Challenge AB	—	1,974	—	—
Glocal Forum	—	936	—	—
Shared Value Ltd	—	622	—	235
Metro Philharmonica	—	955	—	—
Other	7	967	3	82

Total	2,242	8,355	2,165	1,190

Transactions with Kinnevik

        Industriförvaltnings AB Kinnevik has provided funding through long term loans. In prior years the company has purchased book keeping services from CIS, a subsidiary of Kinnevik. Bison Air, a private jet service company owned by Kinnevik, has delivered services to Metro during the year.

        On February 2, 2000, we executed a Master Loan Agreement with Kinnevik (the "Kinnevik Facility") under which we have drawn down a total of SEK 441.8 million (. The loan carries an interest of STIBOR increased with a margin that is dependent on the ratio of net debt (as defined in the agreement) to EBITDA. Initially the margin is 3.0% per annum. This margin decreases to 1.5% per annum if the ratio of net debt to EBITDA is 2.0 or less. The loan (and capitalized interest) is repayable on 30 days' notice by Kinnevik. This loan is secured by shares in certain of our subsidiaries. Although this facility is repayable on demand by Kinnevik, it is classified as long-term debt in our annual and interim accounts. The loan is treated in this manner because Kinnevik has agreed that it will not call the loan in 2003.

        Kinnevik had, as of December 31, 2001, a pledge amounting to SEK 177 million on behalf of Metro related to the launch of the Metro Hong Kong edition. As of February 26, 2002 the pledge was settled and Kinnevik had recognized a total capital gain of SEK 3.2 million.

        On July 25, 2001 and September 4, 2001, Kinnevik advanced us $20 million in respect of certain of the Metro Shares it subsequently purchased in the private placement in October 2001.

        In October, 2001, we raised $65.1 million (on a net basis) from the private placement of 17,623,800 Metro A Shares and 15,670,842 Metro B Shares. Kinnevik received 10,212,132 new Metro A Shares by converting the July 25, 2001 and September 2001 loans to Metro amounting to $20 million into equity. An additional 24,006 new Metro A Shares were purchased by Kinnevik, and MTG purchased 263,862 new Metro A Shares and 3,267,142 new Metro B Shares in the private placement on similar terms as other investors in this offering.

        Kinnevik has provided us with financial support in the form of guarantees. We will attempt to assume over time certain existing guarantees and other financial commitments made by Kinnevik on our behalf, although many of them are expected to remain in place for the foreseeable future.

        In order to raise additional capital in 2003, we will issue rights to subscribe for new Metro A Shares to holders of our Swedish Depository Receipts (except those holders domiciled in the United States, Canada and Japan, who will receive a cash payment equivalent to the amount realized from the sale of their tradable rights). See "—Significant changes in share ownership". This rights issue will be fully underwritten by Kinnevik. Kinnevik is also providing short-term bridge financing to the Company on the same terms as the Kinnevik loan. We plan to repay this financing with the proceeds of the rights issue. At the same time, we will convert SEK 609 million of existing interest-bearing liabilities owing to Kinnevik (excluding the bridge financing) into equity by an issue of new Metro A Shares and new Metro B Shares at a price of SEK 3.75 per share. Following the conversion, but not including the results of the rights offering, Kinnevik will hold 63.1 million Metro A Shares and 116.1 million Metro B Shares. Under the terms of the rights offering, Kinnevik is eligible to subscribe for 16.8 million Metro A Shares and 0.8 million Metro B Shares.

Transactions with MTG

        MTG holds convertible debentures in Metro and also has extended a long-term loan to the Company. Several MTG companies advertise their services and products in a number of Metro editions. Certain MTG companies have provided financial and other services to us in the form of loans, guarantees and similar undertakings, as well as certain services. After the spin-off, MTG has maintained those guarantees which were already in place in connection with our operating subsidiaries. We believe that all significant agreements between MTG and us are on ordinary commercial terms. We will attempt to assume over time certain existing guarantees and other financial commitments made by MTG on our behalf, although many of them are expected to remain in place for the foreseeable future. In Sweden, we expect to enter into cross promotional barter transactions with MTG which will provide us with advertising time using certain MTG media in return for MTG being able to place certain advertisements in Metro.

        On May 23, 2000, MTG exchanged $23.5 million of our indebtedness to MTG for $23.5 million aggregate nominal value of Metro Convertible Debentures which bear interest at a rate of 6% per annum, payable annually in arrears, maturing in May 2003, subject to roll-over. MTG has extended the period of conversion under this agreement by twelve months until May 23, 2004. These debentures may be converted by the holders into an equal number of Metro A Shares and Metro B Shares, in full or in part, at any time or from time to time during their term at a conversion price of $1.42 per Metro A Share and $1.42 per Metro B Share. In connection with the private placement of our shares in December 2000, MTG converted $1.42 million principal amount of the Metro Convertible Debentures into Metro A Shares, receiving 1,000,000 Metro A Shares.

        On August 15, 2000, we entered into a $23.5 million three-year term loan facility with MTG, and we have drawn down the entire amount. Interest is payable at a rate of LIBOR plus 2% per annum. MTG has deferred payment under this agreement by twelve months until August 15, 2004.

        In May 2002, we issued subordinated 6.25% convertible notes to MTG with a nominal value of $20 million. The Metro 6.25% convertible notes bear interest at the rate of 6.25% per annum, payable semi-annually in arrears, and mature in May 2007. The Metro 6.25% convertible notes may be converted by MTG into Metro B Shares in full or in part at any time after June 24, 2002 and until May 2007 at a conversion price of $2.01 per Metro B Share. The Metro 6.25% convertible notes are initially convertible into 9,950,248 Metro B Shares representing 8.3% of our share capital after conversion.

        On December 29, 1999, MTG transferred to the Company a call option, exercisable against Kinnevik, in respect of 1,363,480 shares of MIC, a related party (the "MIC Option"), as part of a recapitalization prior to the Spin-Off of Metro from MTG. The Company paid SEK 88,000 to MTG as consideration for the transfer of the MIC Option. The MIC Option was exercisable until June 30, 2002 and has since lapsed. The Company did not exercise the option since the market price of MIC's shares had fallen to a level below the exercise price per share of SEK65.

        At the same time as the rights issue described under "—Significant changes in share ownership", we will convert SEK 542 million of existing interest-bearing liabilities owing to MTG into equity by an issue of new Metro A Shares and new Metro B Shares at a price of SEK 3.75 per share. Following the conversion, but not including the results of the rights offering, MTG will hold 52.3 million Metro A Shares and 96.9 million Metro B Shares. Under the terms of the rights offering, MTG is eligible to subscribe for 4.5 million Metro A Shares and 3.3 million Metro B Shares.

Transactions with Invik

        Metro procures treasury, insurance and corporate finance advisory services from Invik. On December 21, 2000, we raised $61.4 million (on a net basis) from the private placement of 2,913,333 Metro A Shares and 5,800,000 Metro B Shares. In order to help fund our liquidity requirements before this private placement was consummated, Invik, one of our major shareholders, on November 6, 2000, advanced to us $5 million of this amount. In lieu of cash repayment of that advance Invik received 833,333 Metro A Shares as part of this private placement. The number of shares was based upon the price paid by and on substantially similar terms as the other purchasers in this private placement.

        On June 25, 2001, we entered into short-term credit facilities with Nordea and Svenska Handelsbanken for an aggregate amount of SEK 100 million. Our borrowing under these facilities was guaranteed by Invik. In November 2001, we repaid this borrowing in full.

        In 2001, Banque Invik Luxembourg Filial, a subsidiary of Invik, lent Metro's subsidiary in Chile approximately $6.7 million at an interest of 2.75 percent during 2001 which, as of June 1, 2002, was reduced to 1.5 percent. We deposited $6.7 million with Banque Invik as security for this loan. As of December 31, 2002 this loan was repaid and deposit simultaneously released.

        Prior to February 8, 2001, when our Swedish Depositary Receipts ("SDRs") representing Metro Shares were quoted on the SBI Stock List ("SBI"), Fischer Partners Fondkommission AB ("Fischer"), which is 100% owned by Invik, acted as the sole market maker in the SDRs trading in the SBI. It received a fee from Metro in connection therewith. Fischer had accounted for approximately 2.5% of the trading volume in the SDRs representing Metro Shares in SBI since the spin-off. On February 8, 2001, the SDRs representing Metro Shares were listed on the O-List of Stockholmsbörsen.

        Modern Privat Kapitalförvaltning AB ("MPK"), wholly owned by Invik, previously acted as depositary for the SDRs representing the Metro shares which were trading in the SBI prior to February 8, 2001, and since then have been trading on the O-List of Stockholmsbörsen. MPK received a fee from Metro in connection therewith. On May 8, 2002 Metro appointed Fischer Partners Fondkommission AB, wholly owned by Invik, as depositary for the Metro SDRs replacing MPK. Metro pays a fee to Fischer Partners Fondkommission AB in connection with this service.

Transactions with other related parties

        Tele2 AB is a related party to Metro since parties which are related to Metro own shares in Tele2 AB which give them a significant influence over Tele2 AB. Tele2 AB advertises its services and products in a number of Metro editions.

        Victory Challenge AB is a related party since it was controlled by the former chairman, Mr. Jan H. Stenbeck. Metro has participated in the sponsoring of the Victory Challenge boat, a participant in the 2002/2003 Americas Cup.

        Metro was in 2002 a sponsor of the Glocal Forum, a 'non-profit organization', whose President is Mr. Savir.

        Shared Value Limited is a related party to Metro since parties which are related to Metro own shares in Shared Value Limited and which give a significant influence over Shared Value Limited. Metro procures investor relations management services from Shared Value.

        Metro Philharmonica is a Moscow based group of musicians co-sponsored by Metro and its former Chairman, Jan-Hugo Stenbeck.

        Other related party transactions include executive search, procurement and sales consultancy as well as internal audit services. These services are purchased from Search Value Ltd., ProcureITright AB, Applied Sales AB and SISF S.A. respectively.

        The total costs of related parties transactions in 2001 amounted to US$ 3.5 million. The total purchases from related parties amounted to US$ 8.7 million in 2002.

Item 8. Financial Information

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

        For our Consolidated Statements and Other Financial Information, see "Item 18. Financial Statements".

Legal Proceedings

        Three individuals started legal proceedings on August 3, 1999, in the Netherlands against Metro International S.A. and Metro International AB, alleging that they are minority shareholders in our Dutch local operating subsidiary and were only required to fund their share of the minimum legal share capital required of a company in the Netherlands. These three individuals are claiming 9.99% of the shares in our Dutch local operating subsidiary and also are claiming fulfillment of the terms of a draft shareholders' agreement, which was previously drawn up. Their claims were accepted by the Amsterdam Court of Appeals on April 20, 2000, in summary proceedings. We subsequently transferred 9.99% of the shares in our Dutch operating subsidiary to them. We have filed with the Supreme Court in the Netherlands to overturn this judgment. A decision by the Supreme Court was made on May 31, 2002, whereby the court decided to uphold the decision by the Court of Appeal. The decision by the Supreme Court cannot be appealed by us but we can now initiate proceeding on the full merits in the Dutch lower court. If the April 20, 2000 judgment is overturned, the three individuals will have to transfer their shares back to us, against payment of €199,800 ($167,982), the purchase price for which they acquired such shares. Under the terms of the draft shareholders' agreement, the terms of which the Court of Appeals decided we should fulfill, the three individuals have certain rights to protect their minority interests and have an option to sell their shares to us.

        In July 1999 Metro Holland BV issued a request for exemption with the Dutch Competition Authority for an exclusive distribution agreement with NS Stations. In October 1999, a competitor in the Dutch market, Spits, filed a complaint with the Competition authority against this agreement. In August 2000, the Dutch Competition Authority decided to grant an exemption and to dismiss the complaint. Spits appealed and the Dutch Competition Authority again dismissed their complaint in December 2001. Subsequently, Spits filed a further appeal with a special court in Rotterdam for a review of the Authority's decision. The appeal is ongoing.

        In Montreal, a large Quebec-based newspaper publisher has filed suit against the public transport authority claiming that our exclusive distribution agreement violates the Canadian Charter and requesting an injunction enjoining the agreement. The injunction has been denied and the trial on the merits is ongoing. A ruling is expected during 2003. Although we believe this claim to be without merit, there can be no assurance that the legality of this distribution agreement will be upheld in court.

        In Poland, Agora SA requested the Polish Competition authority to initiate a proceeding in order to cancel our distribution contract with the transportation authority in Warsaw. In February 2002, the Competition authority decided to initiate antimonopoly proceedings against the City of Warsaw and our subsidiary TPP Sp. z.o.o. We believe that this claim is without merit, but should the Competition authority rule in favor of Agora SA, there can be no assurance that the legality of this distribution contract will be upheld in court.

        We are involved in a number of disputes related to the Metro trademark in a number of countries. Certain of these trademark disputes relates to countries in which we have operations such as Chile, Denmark, France, Hungary, Italy, Greece, Spain and Poland. If we are prohibited to use the Metroname and mark, the operations concerned might be affected in a way which could result in decreased profitability.

        We are also involved in a number of other disputes. We do not believe that these, or any of the other disputes described above, will have a material adverse effect on our financial condition or results of operation.

Dividend Policy

        We have not declared or paid any dividends on any class of our capital stock since our formation in 1999 and do not expect to pay any dividends for the foreseeable future.

SIGNIFICANT CHANGES

        Metro drew down the extension of SEK 150 million agreed in 2002, to the existing long-term loan from Kinnevik in January 2003. Following the expiration of the MIC option in June 2002, Metro has now pledged the Hungarian, Prague and Dutch operations as security for the SEK 442 million in loans and capitalized interest from Kinnevik, and the Spanish operations as security for the further SEK 150 million in additional financing, received in January 2003. The Kinnevik loan bears interest at an annual rate of STIBOR plus 3% and has no fixed term.

        Between January 20, 2003 and February 25, 2003 our shares listed on the Stockholmsbörsen were listed on the O-list Observation list because the structure of the Board of Directors did not fulfill Stockholmsbörsen's requirements regarding the appointment of independent directors and because Metro had not provided sufficient information to enable the compulsory one year follow-up review to be completed satisfactorily. The shares were removed from the Observation list on February 25, 2003 when we back in compliance with the Stockholmsbörsen's requirements.

        MTG has deferred repayment of its existing loan to Metro of US$23.5 million by twelve months until August 15, 2004. This loan bears interest at an annual rate of LIBOR plus two per cent and had been due for repayment on August 15, 2003. MTG has also extended the period of conversion of the US$22.1 million of Metro International convertible debentures by twelve months until May 23, 2004. These convertible debenture notes bear interest at six per cent per annum and were due for conversion by May 23, 2003 at a strike price of US$ 1.42 per share.

        In January 2003 Industriförvaltnings AB Kinnevik and Modern Times Group MTG AB agreed to amend the loan repayment terms of existing loans to the company. Kinnevik agreed not to call in the loan to Metro of SEK 442 million during 2003. The loan has no fixed term and bears interest at STIBOR plus three per cent per annum. In addition MTG has deferred payment of its existing loan to Metro of US$ 23.5 million by twelve months until August 15, 2004, and extended the period of conversion of the US$ 22.1 million of Metro 6.0% convertible debentures by twelve months until May 23, 2004.

        In March 2003, Metro extended its distribution contract with SL, the Stockholm Public Transport Authority, until 2010.

        In order to raise additional capital in 2003, we will issue rights to subscribe for new Metro A Shares to holders of our Swedish Depository Receipts and Metro A and B Shares (except those holders domiciled in the United States, Canada and Japan, who will receive a cash payment equivalent to the amount realized from the sale of their tradable rights). Eligible shareholders will be offered the opportunity to subscribe for one new Metro A Share for each Metro A Share or Metro B Share held at a price of SEK 2.30 per share. This rights issue will be fully underwritten by Kinnevik, which has indicated that it intends to take up its rights in the offering based on its current shareholding in the Company. If the issue is not fully subscribed, current shareholders will be permitted to subscribe for the remaining shares pro rata based on their current holdings. We expect the offer to commence during the second half of July 2003. Kinnevik is providing short-term bridge financing to the Company on the same terms as the Kinnevik loan. We plan to repay this financing with the proceeds of the rights issue.

At the same time, we will convert SEK 1.151 million of existing interest-bearing liabilities owing to Kinnevik and MTG (excluding the bridge financing) into equity by an issue of new Metro A Shares and new Metro B Shares at a price of SEK 3.75 per share. Following the conversion, but not including the results of the rights offering, Kinnevik will hold 63.1 million Metro A Shares and 116.1 million Metro B Shares and MTG will hold 52.3 million Metro A Shares and 96.9 million Metro B Shares. Under the terms of the rights offer, Kinnevik is eligible to subscribe for 16.8 million Metro A Shares and 0.8 million Metro B Shares and MTG is eligible to subscribe for 4.5 million Metro A Shares and 3.3 million Metro B Shares.

Item 9. The Offer and Listing

PRINCIPAL TRADING MARKETS

        Since July 8, 2002, the Metro A Shares were moved from being quoted on the Nasdaq National Market to the Nasdaq SmallCap Market. The Metro B Shares were moved from being quoted on the Nasdaq National Market to the Nasdaq SmallCap Market on August 13, 2002.

        On February 8, 2001, Swedish depositary receipts representing the Metro Shares became listed on the O-list of the Stockholmsbörsen. Securities traded on the Stockholmsbörsen comprise securities quoted on two different lists: the A-list and the O-list. The O-list is primarily intended for smaller companies, companies with a short operating history and companies intending to be listed on the A-list in the future but which temporarily do not satisfy the requirements for such a listing. There are different listing requirements for the two lists as regards, among other things, track record, estimated market capitalization and number of shareholders. The requirements for a listing on the O-list include that a company have at least 500 shareholders, each of whom holds securities of a value not less than SEK 10,000 and an ownership structure under which at least 10% of the shares and voting rights of the company are held by the general public.

        Trading on the Stockholmsbörsen is conducted on behalf of clients by banks and brokers. While banks and brokers are permitted to act as principal in trading on the Stockholmsbörsen, they generally engage in transactions as agent. There are no market-maker or specialist systems on the Stockholmsbörsen.

        Daily trading on the Stockholmsbörsen begins at 9:30 a.m. (Stockholm time) at an opening price determined by the Stockholm Automated exchange ("SAXESS"), a computerized order-matching system, based on orders entered by Stockholmsbörsen members, and continues at prices based on market demand until 5.30 p.m. (Stockholm time) (in the case of dealing in equities and derivatives). "Buy" and "sell" orders are registered on the system in round lots and odd lots are matched separately at the last price for round lots.

        The Stockholmsbörsen is a fully electronic marketplace. Member firms of the Stockholmsbörsen are able to operate from an optional geographic location via advanced data communications. The brokers' representatives are able to trade via work stations that have been developed by the Stockholmsbörsen or via their own electronic data processing systems which are linked to SAXESS.

        In addition to official trading on the Stockholmsbörsen, there is also trading off the Stockholmsbörsen during and after official trading hours. Trades during official trading hours in excess of 20 round lots can be effected off the Stockholmsbörsen if the transaction price lies within the spread then appearing on SAXESS, and trades in excess of 250 round lots, may, however, be effected off the Stockholmsbörsen without regard to such spread. Trades after official Stockholmsbörsen trading hours must normally be effected at a transaction price that lies within the spread appearing on SAXESS at the time of the latest closing of SAXESS. If there are no orders in SAXESS at such time, the trade may be effected at a price that otherwise reflects the market situation at such time. If the market situation changes after the closing of SAXESS, trades may be effected outside the spread, provided that it can be shown that the transaction price reflected the market situation prevailing at the time of the trade. Trading on the Stockholmsbörsen tends to involve a higher percentage of retail clients, while trading off the Stockholmsbörsen, whether through intermediaries or directly, often involves larger Swedish institutions, banks arbitrating between the Swedish market and foreign markets and foreign buyers and sellers purchasing shares from or selling shares to Swedish institutions.

        The Stockholmsbörsen is an authorized stock exchange in accordance with the Swedish Securities Exchange and Clearing Operations Act of 1992 (the "Swedish Securities Exchange and Clearing Operations Act") and is subject to regulation by the Swedish Financial Supervisory Authority. The Swedish Securities Exchange and Clearing Operations Act provides for the regulation and supervision of the Swedish securities markets and market participants, and the Swedish Financial Supervisory Authority implements such regulation and supervision.

        The regulatory system governing trading on and off the Stockholmsbörsen is intended to achieve transparency and equality of treatment for investors. All trades on the Stockholmsbörsen are made through SAXESS, which records information as to the banks and brokers involved, the number of shares and the price and the time of the transaction. Each bank or broker is required to maintain records indicating trades carried out as agent or, in the case of banks, as principal. All trades off the Stockholmsbörsen by or through members of the Stockholmsbörsen must also be reported to the Stockholmsbörsen within five minutes of such trade, although trades after official trading hours are to be reported no later than fifteen minutes prior to the opening on the next trading day. All trading information reported on the Stockholmsbörsen is publicly available. The Stockholmsbörsen also maintains a Market Supervision Unit that reviews trading during the day on a "real time" basis.

        Prior to February 8, 2001, Swedish depositary receipts representing the Metro Shares had been quoted in SBI Stock List ("SBI"), a regulated market place for equity securities in Sweden, since August 18, 2000. Only Swedish depositary receipts representing Metro Shares are traded on the Stockholmsbörsen O-List.

        The transaction volumes reported by Nasdaq to date indicate that there is currently low trading of Metro Shares on the Nasdaq SmallCap Market. The substantial majority of trading in the Metro Shares since the Spin-Off of the Company from MTG has been through SBI (prior to February 8, 2001) and then on the Stockholmsbörsen O-List in the form of Swedish depositary receipts.

        Between January 20, 2003 and February 25, 2003 the Metro shares on the Stockholmsbörsen was listed on the O-List Observation list.

        The table below sets forth the reported high, low, period-average and period-end quoted closing prices, as well as the average daily trading volumes, of Metro Shares on SBI (prior to February 8, 2001) and then the Stockholmsbörsen O-List, and on the Nasdaq National Market (prior to July 8, 2002 in respect of the A Shares and prior to August 13, 2002 in respect of the B Shares) and then on Nasdaq SmallCap Market, since trading commenced. See "Item 5. Operating and Financial Review and

Prospects—Factors Affecting Revenues—Foreign Exchange Exposure" regarding the SEK/U.S. dollar exchange rates during the periods indicated below.

	SBI/ Stockholmsbörsen O-List(1)				Nasdaq SmallCap Market(2)
	High	Low	Period End	Average Daily Trading Volume	High	Low	Period End	Average Daily Trading Volume
	(SEK per SDR)			(number of shares)	(U.S. Dollars per Share)			(number of shares)
Third Quarter 2000 (beginning August 18)
Metro A Shares	115	69	110	152,739	16	10.125	10.75	685
Metro B Shares	125	82	120	72,685	17	11	12	7,200
October 2000
Metro A Shares	115	87	101	55,366	10.875	9.25	9.25	1,718
Metro B Shares	128	113	121	157,301	12.875	10.625	11.5	718
November 2000
Metro A Shares	111	68	77	22,405	10.875	7.4375	8.25	3,542
Metro B Shares	129	86	91	96,440	13	9.1275	10.00	2,483
December 2000
Metro A Shares	85	59	71	49,521	10.125	7.375	7.375	150
Metro B Shares	114	73	86	97,093	11.5	8	8	500
First quarter 2001
Metro A Shares	90	57	60	36,012	9.75	5	5	2,942
Metro B Shares	104	64	64	79,909	10.5	4	5.75	1,330
Second quarter 2001
Metro A Shares	75	47	58	43,605	7.1	4.97	5.25	1,415
Metro B Shares	83	53	62	127,555	7.15	5.3	5.3	675
Third quarter 2001
Metro A Shares	58	21	23	26,925	4.8	2	2	1,108
Metro B Shares	65	25	27	37,092	5.25	2.09	2.09	375
Fourth quarter 2001
Metro A Shares	41	20	36	63,288	3.5	1.55	2.8	1,805
Metro B Shares	47	24	43	127,364	4.1	3.05	4	2,993
First quarter 2002
Metro A Shares	37	20	21	41,976	3.1	1.7	2.2	565
Metro B Shares	42	23	25	124,116	4.0	2.0	2.5	1,033
Second quarter 2002
Metro A Shares	22	9.0	12	74,026	2.2	1.0	1.0	458
Metro B Shares	26	11	14	143,335	2.5	1.25	1.55	611
Third quarter 2002
Metro A Shares	13	5.6	5.3	50,681	1.8	0.82	0.95	223
Metro B Shares	16	6.7	5.8	128,575	1.75	1.0	1.2	217
Fourth quarter 2002
Metro A Shares	8.0	4.7	5.4	68,789	1.0	0.7	1.0	70
Metro B Shares	9.5	5.0	5.9	205,463	1.2	0.65	0.8	280
October 2002
Metro A Shares	7.5	4.7	7.5	85,629	0.95	0.82	0.82	139
Metro B Shares	8.5	5.0	8.5	236,385	1.2	0.7	0.7	226
November 2002
Metro A Shares	7.5	6.1	7.5	55,418	0.82	0.7	0.7	55
Metro B Shares	8.7	7.0	8.3	168,978	1.0	0.65	1.0	610
December 2002
Metro A Shares	8.0	5.3	5.4	62,864	1.0	0.7	1.0	10
Metro B Shares	9.5	5.9	5.9	208,518	1.0	0.8	0.8	5
January 2003
Metro A Shares	6.0	4.0	3.8	48,516	no trade	no trade	no trade	no trade
Metro B Shares	7.1	4.0	4.0	207,005	0.85	0.70	0.85	110
February 2003
Metro A Shares	5.1	3.4	4.1	109,450	0.60	0.55	0.55	21
Metro B Shares	5.5	3.7	4.4	248,807	0.85	0.50	0.54	53
March 2003
Metro A Shares	4.0	3.2	3.6	27,819	no trade	no trade	no trade	no trade
Metro B Shares	4.2	3.4	3.8	146,092	0.64	0.54	0.64	24
April 2003
Metro A Shares	4.1	3.5	4.1	38,458	1.1	0.55	0.7	271
Metro B Shares	4.5	3.8	4.4	263,240	0.8	0.53	0.53	81

(1)
Prior to February 8, 2001, SDRs representing Metro Shares were quoted on SBI. On February 8, 2001, the SDRs representing Metro Shares were listed on the O-List of the Stockholmsbörsen.

(2)
Prior to July 8, 2002 the Metro A Shares were quoted on the Nasdaq National Market and prior to August 13, 2002 the Metro B Shares were quoted on the Nasdaq National Market. The Metro A and B Shares were on these dates transferred to the Nasdaq SmallCap Market.

Item 10. Additional Information

MEMORANDUM AND ARTICLES OF ASSOCIATION

        We were incorporated as a joint stock company ("Société Anonyme") under the laws of the Grand-Duchy of Luxembourg and registered under number B-73.790 on December 29, 1999, with the Luxembourg Register of Commerce and Companies. Summary information relating to our Articles of Incorporation, as amended (the "Articles") and the Loi du 10 août 1915 concernant les sociétés commerciales, as amended (the "Luxembourg Companies Act"), is set forth below. This summary does not purport to be complete and is qualified in its entirety by reference to the Articles and the Luxembourg Companies Act.

Objects

        Our objects are set forth in article 3 of the Articles of Association. The sole object of the Company is the holding of participations in Luxembourg and/or foreign companies, as well as the administration, development and management of its portfolio. The Company may more generally engage in all other transactions in which a company created under the laws of Luxembourg may engage and carry out any operation which it may deem useful in the accomplishment and development of its purposes.

Directors

Appointment and Removal of Directors

        The Articles provide that directors are elected by the holders of Metro A Shares at a general meeting for a maximum term of six years (except in the case of a vacancy, in which case our Board may provisionally appoint a director to fill such a vacancy until the next general meeting). Directors may be re-elected indefinitely for further terms of up to six years. Under the Articles, a minimum of three directors is required but there is no maximum unless so resolved by the shareholders at a general meeting. Each of our current directors was appointed for a term expiring at the next annual general meeting of shareholders to be held in 2003. The annual general meeting of shareholders in May 2003 reelected the directors for a term expiring at the next annual general meeting of shareholders to be held in 2004.

        There are no restrictions in the Articles or under Luxembourg law as to nationality, residence or professional qualifications for directors. There is no age limit nor are directors required to retire by rotation. Directors may be removed, at any time with or without cause, by the holders of one half (1/2) of the issued and outstanding shares entitled to vote (i.e. the Metro A Shares) with no quorum requirement at a shareholders' meeting.

Restrictions on Voting and Borrowing Powers

        Under Luxembourg law and our Articles, a director may not vote on any transaction in which he has a personal interest (other than by reason of his being a director, associate, officer, employee or creditor of us) or is otherwise interested in any company or firm with which we are effecting or proposing to effect a transaction or by reason of his being connected with any person who has such an interest, in each case if such interest would conflict with our interests; in any such case the director must report his interest to our Board, and such transaction and interest must be reported to the next general meeting of shareholders. There are no restrictions under Luxembourg law or the Articles on the power of our directors to take on debt on our behalf and for our benefit.

Powers of the Board of Directors

        The Board of Directors has wide powers to perform all acts necessary or desirable for accomplishing our aims. The Board of Directors may delegate our daily management to one or more directors, officers, executives, employees or other persons; provided, however, that delegation of our daily management to a member of the Board of Directors is subject to the previous authorization of the shareholders at a general meeting. Pursuant to a shareholders' resolution adopted on December 29, 1999, the directors were generally authorized to delegate our daily management to one or more members of the Board of Directors.

Liquidation Rights

        The shareholders will share pro rata the assets available for distribution to shareholders on a liquidation or winding-up of Metro International. The holders of Metro B Shares shall receive payment of the liquidation proceeds up to the amount paid thereon in priority to any payment to the holders of Metro A Shares.

        A resolution to wind-up or liquidate us requires a quorum of the holders of at least one half of the shares entitled to vote and approval by the holders of two-thirds of the shareholders present or represented. See "—Voting Rights".

Limitation of Directors' Liability and Indemnification

        The Articles of Association does not include any provisions in which we undertake to indemnify our directors and officers.

Dividends

        Under the Luxembourg Companies Act, our shareholders have the authority to declare dividends, upon the recommendation of our Board of Directors, out of our profits and freely distributable reserves available for distribution. We are required under Luxembourg law to transfer 5% of its annual net profits to a non-distributable legal reserve until such reserve amounts to 10% of the subscribed share capital.

        Subject to the Luxembourg Companies Act, the Articles provide the Board of Directors with the general authority to make dividend payments in advance of shareholder approval and to fix the amount and the payment date of any such advance dividend payment. Dividends declared by the Board of Directors are subject to the approval of the shareholders at the next general meeting of shareholders.

        Dividends may be paid in U.S. dollars or in our shares or otherwise as our Board may determine in accordance with the provisions of the Luxembourg Companies Act. The Metro B Shares are entitled to a preferred dividend of 2% on any dividend distributions. Any balance of dividends must be paid equally on each Metro A and Metro B Share.

        Payment of dividends will be made to holders of Metro A and B Shares at their addresses in the register of shareholders.

Pre-emptive Rights and Issue of Additional Shares

        The Luxembourg Companies Act provides that our shareholders have pre-emptive rights to subscribe for any new Metro A Shares and Metro B Shares issued by us for cash consideration. The Articles, however, authorize the Board of Directors to limit or exclude any such pre-emptive rights. This authorization of the Board of Directors is valid for a period of five years from the date of publication of the restated Articles (expiring on September 3, 2005), subject to renewal for additional five-year periods as provided in the Articles. Pre-emptive rights may also be excluded by our shareholders.

        In the event that pre-emptive rights of our shareholders are not excluded by the Board of Directors or by the shareholders, all shareholders will be notified by registered letter of the period during which pre-emptive rights may be exercised (as determined by the Board of Directors). Pre-emptive rights are transferable and may be sold, prior to exercise, on the Luxembourg Stock Exchange in accordance with the rules of such Exchange.

Voting Rights

        The holders of the Metro A Shares are entitled at each meeting of the shareholders to one vote for every share. The holders of Metro B Shares do not have voting rights, except when the rights and privileges attaching to the Metro B Shares are to be altered in which case the holders of Metro B Shares shall be entitled to one vote per share. See "—Variation of Rights".

        A shareholder may act at any meeting of the shareholders in person or by appointing as his proxy, by instrument in writing or by telefax, cable, telegram or telex, another person who need not be a shareholder. The Articles require approval of the holders of a majority of the shares entitled to vote present or represented at a general meeting to adopt a resolution of the shareholders.

        The Luxembourg Companies Act and our Articles require in a first general meeting a quorum of presence of at least one-half (1/2) and a super-majority of two thirds (2/3) of the holders of the issued shares entitled to vote to approve the following actions: (i) to amend our Articles, (ii) to liquidate or dissolve us and (iii) to merge or consolidate us with any other entity. If this quorum requirement is not satisfied, the meeting may be adjourned and a second meeting may be held for the purpose of approving such resolution. At such adjourned meeting, no quorum requirement applies. See "—Alteration of Capital" and "—Variation of Rights".

Transfer of Shares

        The Metro A Shares and Metro B Shares are freely transferable subject to the restrictions set out herein. The Metro Shares will be registered in the register of shareholders which will be kept by us or by one or more persons designated therefore by us. The register will contain the name of each holder, his or her residence or elected domicile and the number of Metro A Shares and Metro B Shares held by him or her.

        Legal title to the Metro Shares is evidenced by entry of the shareholder's name in the register of shareholders. Transfer of the shares may be effected by delivering the certificate or certificates representing the same, if any such certificates are issued, to us together with an instrument or transfer satisfactory to us or written declaration of transfer inscribed in the register of shareholders, dated and signed by the transferor, or by persons holding suitable powers of attorney to act therefor.

        Every shareholder must provide us with an address to which all notices and announcements from us may be sent. Such address will also be entered in the register of shareholders. In the event that such shareholder does not provide such an address, we may permit a notice to this effect to be entered in the register of shareholders and the shareholder's address will be deemed to be at our registered office, or such other address as may be so entered by us from time to time, until another address shall be provided to us by such shareholder. The shareholder may, at any time, change his or her address as entered in the register of shareholders by means of a written notification to us at our registered office, or at such other address as may be set by us from time to time and notice thereof given to the shareholders.

        We will recognize only one holder of a Metro A Share and Metro B Share. In the event of joint ownership, we may suspend the exercise of any right deriving from the relevant share until one person shall have been designated to represent the joint owners vis-à-vis us.

Alteration of Capital

        The Luxembourg Companies Act requires a quorum of least one-half (1/2) of the holders of the issued and outstanding shares entitled to vote to pass a resolution to alter our share capital. If such quorum requirement is not satisfied, a resolution may be adopted for that purpose at a second meeting. At such adjourned meeting, no quorum requirement applies. The resolution must be passed by the holders of two thirds (2/3) of the shares present or represented at such meeting.

Variation of Rights

        Any variation of the rights attached to the Metro A Shares and Metro B Shares requires a change to our Articles to be adopted by a resolution of the shareholders. A quorum of at least one-half (1/2) of the holders of the issued and outstanding Metro A Shares and Metro B Shares is required (except at an adjourned meeting as described under "—Voting Rights") and the resolution must be passed in separate meetings by the holders of two thirds (2/3) of the Metro A Shares and Metro B Shares present or represented at such separate meetings.

Exchange Act Requirements

        As a foreign private issuer, we are not subject to the proxy rules under Exchange Act Section 14, and our officers, directors and principal shareholders are not subject to the insider short-swing profit disclosure and recovery provisions under Exchange Act Section 16.

Description of our Swedish Depositary Receipts

        The following is a summary of material provisions of the Swedish Deposit Agreement (the "Swedish Deposit Agreement"), entered into on May 8, 2002, between Metro and Fischer Partners Fondkommission AB, a related company, as Swedish depositary (the "Swedish Depositary"), and the general terms and conditions under which the Swedish Depositary Receipts ("SDRs") are issued and by which they are governed. Prior to May 8, 2002 Modern Privat Kapitalförvaltning MPK AB acted as our Swedish depository on substantially the same terms.

        This summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Swedish Deposit Agreement. Copies of the Swedish Deposit Agreement are available for inspection at the Stockholm office of the Swedish Depositary located at Hovslagaregatan 5 in Stockholm, Sweden.

General

        SDRs are issuable by the Swedish Depositary pursuant to the Swedish Deposit Agreement. Each series A SDR represents one Metro A Share and each series B SDR represents one Metro B Share. The series A SDRs and series B SDRs are hereinafter jointly referred to as the "SDRs". The SDRs are registered in the book-entry registration system of VPC AB ("VPC"), in accordance with the Swedish Act on Account Keeping of Financial Instruments (Sv. lagen (1998:1479) om kontoföring av finansiella instrument). So long as the SDRs are eligible for book-entry registration with VPC, the SDRs will be represented by registration in account at VPC ("VP Accounts") and no holder of SDRs shall be entitled to receive physical certificates representing the SDRs. The ownership of SDRs is shown on the VPC register maintained by VPC (the "VPC Register"). Holdings of SDRs are registered in the VP Accounts of the beneficial owners of the SDRs (the "Owners") or their nominees. Ownership of SDRs registered in the name of a nominee is shown in the records of the nominee. The SDRs are listed on the O-list of Stockholmsbörsen in Stockholm, Sweden.

Deposit and Withdrawal of Shares

        The Swedish Depositary has agreed, subject to the terms and conditions of the Swedish Deposit Agreement, that upon delivery to the Swedish Depositary, or its custodian of Metro Shares, the Swedish Depositary will instruct VPC to credit the relevant VP Account with the appropriate number and series of SDRs. Prior to any such deposit, the person depositing shares shall deliver to the Swedish Depositary: (i) written instructions specifying the name, address and VP Account number in which the SDRs are to be registered; (ii) payment of fees of the Swedish Depositary, taxes and other governmental charges payable in connection with such deposit; and (iii) all such other information and documents as may be required in order to comply with applicable laws.

        Subject to applicable provisions of law and decisions of governmental authorities, an Owner of SDRs may surrender its interest in SDRs to the Swedish Depositary and withdraw the number and class of Metro Shares then represented by such SDRs from the SDR deposit facility. Upon payment of the Swedish Depositary's fees for the surrender of the SDRs, the Owner of such SDRs will be registered in the Company's share register for the amount and class of Metro Shares represented by such SDRs at the relevant time. Such registration in the Company's share register will take place as soon as practicable following the registration of the surrender of SDRs in the VPC Register.

Maintenance of Records

        VPC maintains records of all SDRs transferred, pledged, deposited, surrendered and cancelled pursuant to the Swedish Deposit Agreement in accordance with the provisions of an agreement between the Swedish Depositary and VPC and of the Swedish Act on Account Keeping of Financial Instruments.

Record Date

        The Swedish Depositary shall, in consultation with us, fix a date ("record date") for determining which holders of SDRs are to be entitled to receive dividends in cash or other property, participate in and vote at shareholders' meetings, receive shares in connection with bonus issues, subscribe for shares or other securities in new issues and to exercise any other rights of shareholders in Metro. It is the intention of Metro and the Swedish Depositary that such record date will be the same date as the record date applied by Metro in relation to the holders of Metro Shares.

Dividends, Bonus Issues, New Issues of Shares and Other Distributions

Dividends

        Any dividends paid on Metro Shares will be paid to Owners of SDRs, or to their respective nominees, in Swedish kronor or euro. Following consultation with us, the Swedish Depositary shall fix a date for the payment of the relevant dividend to the Owners ("payment date"). Before the dividend is paid, the Swedish Depositary shall convert the dividend received from us into Swedish kronor or euro. Such conversion shall take place at the market exchange rate applicable not earlier than ten business days and not later than five business days before the payment date by means of the Swedish Depositary entering into a future contract to expire on the payment date, or if earlier, the date on which the dividend is paid to VPC for onward distribution to the Owners of the SDRs.

        VPC shall pay dividends to the Owners of SDRs, or to their respective nominees, entitled thereto in accordance with the rules and regulations applied by VPC from time to time.

        Payment of dividends to the Owners of SDRs, or to their respective nominees, shall be made without any deduction for expenses, fees, or equivalent items that are attributable to us, the Swedish Depositary or VPC, with the exception of such withholding tax levied in Luxembourg for dividend payments to other countries or of preliminary tax or other taxes that may be levied in accordance with Swedish, Luxembourg or other applicable legislation.

        If the Swedish Depositary receives dividends in any form other than in cash, the Swedish Depositary shall—after consultation with the Company—decide how such dividends are to be distributed to the Owners of SDRs entitled thereto. This means that the Swedish Depositary is entitled to sell the received property. The net proceeds arising from such realisation shall be distributed to the Owners of SDRs entitled thereto. In the event that Metro, the Swedish Depositary or VPC is required to withhold, and does withhold, any taxes from such distribution, the amount distributed to the Owners shall be reduced accordingly.

        If holders of Metro Shares have the right to choose between cash dividends or other property and if it is not practically feasible for the Owners of SDRs to be granted the same choice, the Swedish Depositary is entitled, on behalf of the Owners of SDRs, to request that such dividend be paid in the form of cash.

Bonus Issues, Splits and Reverse Splits of Shares

        The Swedish Depositary shall as soon as possible receive shares resulting from bonus issues and effect splits or reverse splits of shares. Registrations in the Owners' VP Accounts corresponding to bonus issues, splits or reverse splits of shares shall be undertaken by VPC.

New Issue of Shares

        If we decide to issue new shares, debt instruments or other rights, the Swedish Depositary shall, directly or through VPC, inform the Owners of SDRs thereof of the principal terms for the new issue. An application form shall be attached to the information under which form the Owners of SDRs can instruct the Swedish Depositary to subscribe for new shares, debt instruments or other rights (as the case may be) on his or her behalf. When the Swedish Depositary, pursuant to the instructions of an Owner of SDRs, has subscribed for and received new shares, debt instruments or other rights, the corresponding registrations in the Owner's VP Account will be made as soon as possible.

        If the Owner of SDRs does not instruct the Swedish Depositary to exercise any of the rights referred to above, the Swedish Depositary shall be authorized to dispose of such rights on behalf of the Owner, and pay the remuneration received, to him or her less any incurred costs and applicable taxes.

        In the event that an Owner of SDRs beneficially holds an uneven number of rights which do not carry entitlement to a whole number of bonus shares or to participate in a new issue for whole rights, the Swedish Depositary shall be authorized to sell such rights and pay the remuneration received, to the Owner less any incurred costs and applicable taxes.

Shareholders' Meetings and Voting of Deposited Shares

        Pursuant to the Swedish Deposit Agreement, Owners of SDRs are entitled to vote for the Metro Shares represented by such SDRs at shareholders' meetings. The Swedish Depositary shall, in consultation with us, make arrangements so that depository receipt holders receive notice for general meeting of shareholders. A notice for a general meeting of shareholders shall be provided for dissemination to, at least two established news agencies and at least three national daily newspapers.The notice shall be containing: (i) such information as is contained in such notice of meeting; and (ii) instructions as to what measures must be taken by an Owner of SDRs to allow him or her to attend the shareholders' meeting. The Swedish Depositary shall in good time before the meeting ensure that it executes proxy forms in favor of each Owner of SDRs who has indicated to the Swedish Depository his or her intention to attend the shareholders' meeting. Such proxy forms shall be submitted to us along with the names of the Owners of SDRs for which proxies have been issued.

Distribution of Information to SDR Owners

        The Swedish Depositary shall, directly or through VPC and in the manner stipulated below, provide the Owners of SDRs with all the information which the Swedish Depositary receives from the Company in the Swedish Depositary's capacity as registered shareholder. However, the Swedish Depositary shall always send such information by mail to Owners of SDRs, who request such information, at the addresses of such Owner included in the VPC Register.

        The Swedish Depositary shall ensure that notice to the Owners of SDRs are distributed by mail. Except where a written notice has to be mailed to the shareholders according to the rules applicable to Swedish VPC Companies (Sw. avstdämningsbolag), the Swedish Depositary may—as an alternative to mailing the notice—publish the notice in one of Stockholm's daily newspapers.

Amendment and Termination

        The Swedish Depositary shall be entitled to amend the Swedish Deposit Agreement insofar as such amendments are required by Swedish or any other applicable legislation, decisions by public authorities or changes in the rules and regulations of VPC. Any provisions of the Swedish Deposit Agreement may be amended by agreement between us and the Swedish Depositary if such action is in any other respect appropriate or necessary for practical reasons and the Owners' rights are in no material respect adversely affected.

        If a decision has been taken to de-list the SDRs from the O-list of Stockholmsbörsen or any other corresponding market place, or a decision is taken by us to no longer maintain the SDR facility under the Swedish Deposit Agreement, the Swedish Depositary is entitled to terminate deposits made under the Swedish Deposit Agreement by mailing notice of such termination to the Owners of the SDRs. The Swedish Deposit Agreement will continue in force for a period of six months after such notices have been sent to the Owners of SDRs.

Charges of Swedish Depositary

        We have agreed to pay the fees and expenses of the Swedish Depositary and VPC in accordance with the terms of the Swedish Deposit Agreement.

Fees and Expenses Payable by Owners of SDRs

        Owners of SDRs must pay all applicable taxes and governmental charges and all fees and costs in connection with the deposit, withdrawal and delivery of Metro Shares in accordance with the Swedish Deposit Agreement. The current fee for the deposit of Metro Shares for the issue of SDRs and withdrawal of Metro Shares after cancellation of SDRs is SEK 2,000 per deposit/withdrawal and is payable by the person making such deposit or withdrawal. Such fees may be amended by the Swedish Depositary from time to time.

Limitation of Liability

        Save as set out below, the Swedish Depositary is liable for all damages, incurred by the Owner of SDRs and resulting from the Swedish Depositary's negligence in performing its obligations under the Swedish Deposit Agreement. The Swedish Depositary is not liable for any indirect loss or damage.

        The Swedish Depositary is not liable for any loss or damage resulting from Swedish or non-Swedish legal enactment, the intervention of a Swedish or a non-Swedish public authority, acts of war, strikes, boycotts, lockouts, blockades or other similar circumstances. The reservation in respect of strikes, boycotts, lockouts or blockades applies even if the Swedish Depositary itself takes such measures or is subject to such measures. Where the Swedish Depositary or Metro is prevented from effecting payments or taking other measures due to the circumstances outside its control, the measures in question may be postponed until the obstacle has been removed.

Governing Law

        The Swedish Deposit Agreement is governed by Swedish law.

MATERIAL CONTRACTS

The Kinnevik Master Loan Agreement

        On July 1, 2002 we entered into a Master Loan Agreement (the "Master Loan Agreement") with Kinnevik. The credit facility created by the Master Loan Agreement allows us to draw a loan at the discretion of Kinnevik for a period of up to three months. The rate of interest for each loan is either STIBOR or LIBOR increased by a margin of 3% per annum (or 1.5% per annum when the ratio of net debt (as defined in the agreement) to EBITDA is 2.0 or less). We have secured our borrowings under the credit facility with a pledge of shares in our Czeck, Hungarian and Dutch subsidiaries and may provide further security for borrowings in the future. The Master Loan Agreement contains customary events of default. It has a term of 60 months or any earlier date on which all monies borrowed have been paid in full. As of December 31, 2002, we have drawn SEK 442 million under this facility.

The Nordea Loan

        On June 18, 2002 we entered into an SEK 400 million Revolving Credit Facility Agreement (the "Nordea Loan") with Nordea Bank Sweden AB. This facility was fully drawn down as of December 31, 2002. The borrower is Metro Sweden Holding AB, the parent company of Metro Nordic Sweden AB and Tidnings AB Metro. The credit facility is secured by pledges of the shares in Metro Sweden Holding AB and a guarantee by Metro International S.A. The annual interest payable on the net drawn down amount is STIBOR increased with a margin that is dependent on the ratio of net debt to EBITDA for the borrower group. Initially the margin is 3.0 percent per annum, decreasing to 1.5 percent per annum upon the ratio of net debt to EBITDA falling to 2.0 or less. Metro Sweden Holding AB made customary representations and warranties to the lender and is subject to customary covenants. As of December 31, 2002, this facility has been fully drawn. SEK100 million of the drawn down balance is held on deposit as a cash collateral in favor of Nordea. This SEK100 million restricted cash deposit can be released if the ratio of net debt to EBITDA for the borrower group is less than 2.0. The earliest date of release is June 30, 2003. The facility expires on October 18, 2005 and is amortized by 1/6th, i.e. SEK 66.7 million every 6 months. The date of the first amortization is June 30, 2003.

Distribution Contracts

        In April 1998, we renewed our distribution contract with AB Storstockholms Lokaltrafik, the organization which operates the public transport system in Stockholm, relating to the distribution of Metro Stockholm. The contract has a fixed term but will automatically extend for another five-year period unless either party terminates with twelve months' notice. The contract requires us to pay a fixed fee and a percentage of the profits from Metro Stockholm above a certain level, which shall be adjusted according to a consumer price index. In March 2003, Metro extended its distribution contract with SL, the Stockholm Public Transport Authority, until 2010.

        We have entered into other distribution contracts and certain other agreements. See "—Distribution" and "—Printing" under "Item 4. Information on the Company—Business Overview". Our agreements with related parties are described in "Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions".

EXCHANGE CONTROLS

        There are currently no limitations, either under the laws of the Grand-Duchy of Luxembourg or in our Articles of Association, on the rights of non-residents to hold or vote the Metro Shares. In addition, there are currently no Luxembourg foreign exchange control restrictions on the conduct of our operations or affecting the remittance of dividends on unrestricted shareholders' equity.

TAXATION

Luxembourg Tax Considerations

  Holders of Metro Shares

        The description set out below describes the Luxembourg tax consequences for residents and non-residents of Luxembourg holding Metro shares. Investors should note that this description does not address all possible tax issues which may be of relevance for investors intending to hold Metro shares. The description does in particular not cover the Luxembourg tax consequences applicable to individual investors holding alone or together with certain other persons a shareholding in Metro of more than ten percent, nor the tax consequences applicable to Luxembourg's permanent establishment of foreign investors to which the Metro shares would be connected.

  Tax Regime Applicable to Capital Gains Realized Upon the Disposal of Metro Shares

        Residents.    The capital gains realized by an individual person upon the disposal of Metro shares will not be subject to taxation unless the disposal of the Metro shares precedes the acquisition thereof or occurs within the six months which follow their acquisition or where the shares are part of such investor's net business asset. Capital gains realized upon the disposal of Metro shares by a resident capital company (sociétés de capitaux), which is subject to corporate income tax, will in principle be fully taxable. However, the capital gains realized by resident companies subject to corporate income tax will be exempted in case of a participation held directly, or indirectly through a transparent vehicle, representing at least ten percent of the share capital of Metro or the acquisition price of which an amount of at least €6 million, provided that at the time of disposal of the securities, the seller has held or commits to hold the participation during an uninterrupted period of at least twelve months and provided that during that period the percentage or the value of the non-disposed of participation represents not less than ten percent of the share capital of Metro, or an acquisition price of €6 million. The scope of the capital gains exemption can be limited in the cases provided by the grand- ducal regulations of December 21, 2001 executing article 166, paragraph 9 LIR.

        Non-residents. A non-resident natural person or capital company which does not have a permanent establishment in Luxembourg to which the Metro shares are connected will not be subject to Luxembourg tax on capital gains realised upon the disposal of those Metro shares.

  Dividends

        Withholding tax.    Under Luxembourg law currently in force, dividends paid by Metro are subject to a withholding tax of 20 percent on the gross dividend. The rate of the withholding tax can be reduced, even to zero percent pursuant to the double tax avoidance treaty existing between Luxembourg and the country of residence of the relevant shareholder.

        No withholding tax applies if the dividends are paid to a company which is resident of a Member State of the European Union and is referred to by article 2 of Council Directive of July 23, 1990 on the common system of taxation applicable to mergers, divisions, transfers of assets and exchange of shares concerning companies of different Member States (90/434/EEC), provided that at the date of payment, the beneficiary holds or commits to hold directly or through a tax transparent vehicle, during an uninterrupted period of twelve months at least, a minimum participation of ten percent of the capital of Metro, or a participation the acquisition price of which is at least €1,200,000.

        Residents.    With the exception of resident capital companies that fall under the substantial participation regime described in the preceding paragraph, Luxembourg resident individual persons and capital companies subject to corporate income tax must include the dividends paid on their Metro shares held on January 1 of each year in their taxable income, 50 percent of the amount of such dividends being exempted from tax.

  Net Assets Tax

        Luxembourg resident individual persons and capital companies subject to corporate income tax must include the Metro shares held on January 1, each year in their net assets for the purposes of net assets tax. Resident capital companies which fall under the substantial participation regime described above are, subject to certain conditions, exempted from net assets tax on such participation.

  Holding Companies Subject to the Law of July 31, 1929, and Undertakings for Collective Instruments

        Dividends paid to holding companies subject to the law of July 31, 1929 ("1929 holding companies") and to undertakings for collective investment are subject to withholding tax at a rate of 20 percent on the gross dividend. Capital gains realized by 1929 holding companies and Luxembourg undertakings for collective investment upon the disposal of Metro Shares as well as the net amount of the dividend after operation of the withholding tax are not subject to any Luxembourg tax.

Swedish Taxation

Taxation

        The statements herein regarding Swedish taxation are based on the laws in force in Sweden as of the date hereof. These rules could be subject to change, implying that the tax situation described below may become different.

        The following summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of the Metro Shares and does not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as dealers in securities and commodities) may be subject to special rules. Investors should consult their own advisors regarding the tax consequences of an investment in Metro Shares in the light of their particular circumstances.

Metro Shares

Capital gains

        A Holder of a Metro Share is not taxed on capital gains in Sweden in respect of gains realized on the sale, exchange or other disposition of Metro shares, provided that such holder is not considered as being resident in Sweden for tax purposes. A person is considered as being tax resident in Sweden if he (a) is domiciled in Sweden, (b) has his habitual abode in Sweden or (c) earlier has been domiciled in

Sweden and after having moved abroad continues to have an essential connection with Sweden (for example, is engaged in trade or business in Sweden).

        A holder of a Metro Share who is a Swedish tax resident will generally be liable to pay capital gains tax if the Metro Share is disposed of; a liquidation of the Company will also trigger capital gains taxation. An individual who within the preceding ten years has resided in Sweden is also liable to pay capital gains tax if the Metro Share is disposed of. This period could, however, be reduced according to certain double tax treaties to which Sweden is a party. A capital gain is taxed as capital income at a flat rate of 30%.

        A capital loss on a Metro Share, realized by a Swedish tax resident, is normally fully deductible against capital gains on other securities. For capital losses not deducted from such capital gains, a deduction of 70% of the loss is allowable against other capital incomes.

Dividends

        Dividends paid to a Swedish tax resident holder of a Metro Share are taxed in Sweden as capital income at a flat rate of 30 percent. If the holder of a Metro Share is not a Swedish tax resident, withholding tax is levied on dividends paid to such a holder at a flat rate of 30 percent. The withholding tax rate is, however, usually reduced under the applicable double tax treaty.

Inheritance and gift taxation

        Inheritance and gift tax are paid by individuals (resident or non-resident) who receive an inheritance or a gift from a Swedish resident consisting of Metro Shares. An inheritance or a gift consisting of Metro Shares from a Swedish citizen or a person married to a Swedish citizen, who has resided in Sweden some time during the ten years prior to the gift or death will also be subject to inheritance or gift tax.

        Inheritance tax is always paid in respect of an inheritance of Metro Shares if the shares were held as assets used in a trade or business in Sweden.

        Gift tax is always paid in respect of a gift of Metro Shares if the shares were held as assets used in a trade or business in Sweden.

        The tax rate is 10-30 percent depending on the relation between the recipient and the intestate/giver. The size of the tax-exempt amount as regards the inheritance tax is also decided on basis of the said relation.

Wealth tax

        A Swedish tax resident holder of Metro Shares, which is eligible for wealth tax, is liable to pay wealth tax on the holding of Metro Shares. The shares are valued at 80% of their quoted value on December 31. Holders that are not Swedish tax residents are not liable to pay wealth tax in Sweden.

        Wealth tax is paid by individuals or families owning assets with a net value in excess of SEK 1,500,000 for individuals and SEK 2,000,000 for families (2003). The tax rate is 1.5% (2003).

Proposed European Union Directive on Taxation of Savings Income

        The European Union is currently considering proposals for a new directive regarding the taxation of savings income. Subject to a number of important conditions being met, it is proposed that each Member State of the European Union will be required to provide to the tax authorities of another member state details of payments of interest or other income paid by a person within its jurisdiction to an individual resident in that other member state, subject to the right of certain member states to opt instead for a withholding system for a transitional period in relation to such payments. Investors should consult their own tax advisors regarding the potential adoption and application of this directive or any similar directive.

United States Federal Income Tax Considerations

        The following describes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of Metro Shares by a holder (a "U.S. holder") that is a resident of the United States for the purposes of, and fully eligible for benefits under the U.S. Treaties. The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular holder, including tax considerations that arise from rules of general application or that are generally assumed to be known by holders. This summary deals only with holders that hold Metro Shares as capital assets, and does not address the tax treatment of holders that are subject to special tax rules, such as banks, tax-exempt entities, insurance companies, dealers in securities or currencies, persons that elect mark-to-market treatment, persons that hold Metro Shares as part of a "synthetic security" or "conversion transaction" or as part of an integrated investment (including a "straddle") comprised of Metro Shares and one or more other positions, and persons that own, directly or indirectly, 10% of more of any class of Metro stock. This summary is based on laws, treaties and regulatory interpretations in effect on the date hereof, which are subject to change. Investors should consult their own advisers regarding the tax consequences of an investment in Metro Shares in light of their particular circumstances, including the effect of any state, local or other national laws.

        In general, a beneficial owner of Metro Shares will be entitled to benefits under the U.S. Treaties (and will therefore be a U.S. holder) if it is an individual U.S. citizen or resident or a U.S. corporation and is not also a resident of Luxembourg. Under the New Treaty, an individual U.S. citizen or resident must also have a substantial presence, permanent home or habitual abode in the United States in order to be eligible for treaty benefits, and a limitation on benefits provision may apply to corporate holders in certain circumstances. The treaty benefits discussed herein generally are not available to holders that hold Metro Shares in connection with the conduct of a business through a permanent establishment, or the performance of personal services through a fixed base, in Luxembourg. This summary does not discuss the treatment of such holders.

Dividends

        The gross amount of any dividends received with respect to Metro Shares (including amounts withheld in respect of Luxembourg tax) generally will be subject to taxation as foreign source dividend income, and will not be eligible for the dividends received deduction. Dividends paid in a currency other than the U.S. dollar will be includable as income in a dollar amount calculated by reference to the exchange rate in effect on the day the dividends are received by the U.S. holder. Subject to certain exceptions for positions that are hedged or held for less than 60 days, an individual US holder generally will be subject to US taxation at a maximum rate of 15% in respect of dividends received after 2002 and before 2009. If dividends paid in a foreign currency are converted into dollars on the day they are received, U.S. holders generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. holder may be required to recognize foreign currency gain or loss on the receipt of a refund of Luxembourg withholding tax pursuant to the U.S. Treaties to the extent the dollar value of the refund differs from the dollar equivalent of that amount on the date of receipt of the underlying dividend by such holder.

        Luxembourg withholding tax at the rate provided under the Former Treaty (or the New Treaty, as the case may be) will constitute a foreign income tax. Subject to generally applicable limitations (including limitations applicable to short-term U.S. holders and to U.S. holders that enter into hedging transactions in respect of their Metro Shares), foreign income taxes may be claimed as credits against a holder's U.S. federal income tax liability or, at the election of the holder, may be deducted in computing taxable income.

Sale or other Disposition of Metro Shares

        Gain or loss realized by a U.S. holder on the sale or other disposition of Metro Shares will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the holder's basis in the Metro Shares and the amount realized on the disposition (or its U.S. dollar equivalent, determined at the spot rate on the date of disposition, if the amount realized is denominated in a foreign currency), and will constitute long-term capital gain or loss if the holding period for the Metro Shares was more than one year. Individual US holders generally are subject to taxation in respect of the net amount of long-term capital gain at a maximum rate of 20 percent; however, net long-term capital gain recognized by individuals after May 5, 2003 and before 2009 generally is subject to taxation at a maximum rate of 15%. The gain or loss generally will be characterized as U.S. source gain or loss.

Information Reporting and Backup Withholding

        Dividends and payments of the proceeds of a sale of Metro Shares paid to a holder within the United States or through certain U.S.-related financial intermediaries are subject to information reporting and may be subject to backup withholding unless the holder:

  •
  is a corporation or other exempt recipient; or

  •
  provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred.

        Holders that are not U.S. persons generally are not subject to information reporting or backup withholding. However, a non-U.S. person may be required to provide a certification to establish its non-U.S. status in connection with payments received within the United States or through certain U.S.-related financial intermediaries.

DOCUMENTS ON DISPLAY

        For documents on display, see "Item 19. Exhibits".

Item 11. Quantitative and Qualitative Disclosures About Market

Foreign Exchange

        We face primary market risk exposures relating to exchange rate fluctuations.

Risk of Variations in Foreign Currency Exchange Rates

Foreign Exchange Exposure

        We have certain exposure to fluctuations in currency exchange rates. We believe that a substantial portion of the risks of our operations in multiple currencies is and will continue to be mitigated by the structural matching that occurs because we conduct a substantial portion of our operations with respect to each of our newspapers on a local basis, and therefore incur, and expect to continue to incur, many of our expenses (including financial expenses) in the same currency in which we invoice our services relating to such costs. Most of our foreign exchange exposure is due to the translation of our revenues into U.S. dollars, our reporting currency, as described below.

        In 2002, approximately 18.9% of our operating expenses were denominated in U.S. dollars and 19.5% in Swedish kronor, 36.9% in euro and 7.3% in Danish kronor.

        In 2002, 10.4% of our revenues were denominated in U.S. dollars, 33.4% in Swedish kronor, 31.2% in euro, 7.3% in Danish kronor and 5.3% in Hungarian forints. The remainder of our revenues for 2002 were denominated in various other currencies including, Czech koruna, Polish zloty, Swiss francs, Hong Kong dollars, Chilean pesos, British pounds and Canadian dollars, none of which individually accounted for more than 5 percent of total revenue. In addition, at December 31, 2002, long-term liabilities amounting to $50.1 million were denominated in Swedish kronor.

        Of our revenues for the year ended December 31, 2001, 45.6 percent were denominated in Swedish kronor, 7.2% were denominated in U.S. dollar, 5.3% were denominated in Hungarian forint, 7.5% were denominated in Italian lire and approximately 9.7% were denominated in Dutch guilder; the remainder of our revenues for 2001 were denominated in various other currencies including, Czech koruna, Swiss francs, Finnish markka, British pounds and Canadian dollars, none of which individually accounted for more than 5% of total revenue.

        Of our revenues in 2000, 65.1% were denominated in Swedish kronor, 11% were denominated in Dutch guilder and 3.9% were denominated in U.S. dollars.

        We expect that as our operations further develop a significant portion of our revenues will be denominated in other currencies, which will likely be the relevant local currency in each case. Given the recent weakening of the U.S. dollar relative to the currencies in which most of our revenues are denominated, translation exposure has had a positive effect on our reported sales figures in recent periods. At the same time operating losses have increased as a result of the weakening of the U.S. dollar against certain of the currencies in which our loss making operations are denominated.

        We chose the U.S. dollar as our reporting currency because we have expanded our operations outside of Sweden, thereby reducing the dominance of any one currency. Having the U.S. dollar as our reporting currency is also consistent with our desire to attract an international investor community, with a focus on the United States, which we believe prefers financial statements presented in U.S. dollars.

        Assuming inflows denominated in Swedish kronor of $50 million per year and in euro of $45 million per year, the impact of a 10 percent depreciation of each currency against the U.S. dollar would be as follows:

Currency	Inflows	Impact of 10 Percent Depreciation
Swedish kronor	USD 50 million	Revenue decreases of USD 5 million
Euro	USD 45 million	Revenue decreases of USD 4.5 million

Translation Risks

        Although we maintain our books and report our results in U.S. dollars, most of our assets and liabilities are located, and most of our operations are conducted, outside the United States, and our local subsidiaries record their assets and liabilities and their results in their books in reporting currencies other than the U.S. dollar. The translation risk associated with currency fluctuations have in the past affected, and we expect they will continue to affect, our financial condition. The translation gain/loss amounted to a gain of $1.4 million in 2000, a gain of $2.5 million in 2001 and a loss of $8.4 million in 2002.

        Given the recent weakening of the U.S. dollar relative to the currencies in which most of our revenues are denominated, translation exposure has had a positive effect on our reported sales figures in recent periods. At the same time our operating losses have increased as a result of the weakening of the U.S. dollar against certain of the currencies in which our loss making operations are denominated.

Risks of Variations in Floating Interest Rates

        The following table summarizes our expected debt obligations at December 31, 2002, that will be sensitive to changes in interest rates. MTG has provided us with a three-year term loan for up to $23.5 million on which interest will be payable at LIBOR plus 2%. Kinnevik has provided us with a loan facility under which we have drawn down SEK 442 million at an interest rate of STIBOR (3 month) plus 3.0% (or, if ratio of net debt to EBITDA is less than 2.0, STIBOR (3 month) plus 1.5%, capitalized on a quarterly basis. The table presents our expected principal repayment obligations by maturity date and the interest rate, calculated based on the prevailing LIBOR or STIBOR interest rates at December 31, 2002:

		Maturity
	Interest Rate					Total Debt
		2003	2004	2005	2006
		(in U.S. dollar millions)
Variable Rate Liabilities:
Indebtedness to MTG	6.125		23.5			23.5
Indebtedness to Kinnevik(1)	6.875					50.1

Total						73.6

(1)
There is no fixed payment date associated with the indebtedness to Kinnevik.

        Assuming a liability under the Kinnevik Master Loan Agreement of SEK 442 million, the impact of an increase of STIBOR by 1.0 percentage point would be an increase in annual interest expenses amounting to SEK 4.4 million.

Hedging Policy

        We monitor our foreign currency and interest rate exposure closely but it is our policy not to hedge those exposures.

Off-balance sheet financial instruments

        We do not have any off-balance sheet financial instruments.

Item 12. Description of Securities Other than Equity Securities

        This item is not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

        This item is not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

        This item is not applicable.

Item 15. Controls and Procedures

        Our President and our Chief Financial Officer, after evaluating the effectiveness of the Group's disclosure controls and procedures within 90 days of the date of this annual report, have concluded that, as of such date, our disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed in our reports under the Securities Exchange Act of 1934, as amended (the "Exchange Act") is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management, including our President and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Management necessarily applies its judgment in assessing the costs and benefits of such controls and procedures, which, by their nature, can provide only reasonable assurance regarding management's control objectives.

        There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date our President and our Chief Financial Officer completed their evaluation, nor were there any significant deficiencies or material weaknesses in our internal controls requiring corrective actions.

Item 16. [Reserved]

PART III

Item 17. Financial Statements

        The registrant has responded to Item 18 in lieu of responding to this Item.

Item 18. Financial Statements

        The financial statements listed in the accompanying Index to Financial Statements and Financial Statement Schedule are filed as part of this annual report.

Item 19. Exhibits

        The exhibits listed in the accompanying index are filed or incorporated by reference as part of this annual report.

EXHIBIT INDEX

Exhibit Number
1.1		Articles of Association of the company, together with an English translation thereof*
2.1		6.25% Convertible Notes due 2007 dated May 14, 2002
2.2		6.0% Convertible Debentures dated May 23, 2000
4.1	**	Distribution Agreement between Tidnings AB Metro and AB Storstockholms Lokaltrafik*
4.2		Master Loan Agreement between Metro International S.A. and Industriförvaltnings AB Kinnevik dated July 1, 2002
4.3		Revolving Credit Facility Agreement between Metro Sweden Holding AB and Nordea Bank Sweden AB dated June 18, 2002
4.4		Master Loan Agreement between Metro International S.A. and Modern Times Group MTG AB dated August 15, 2001
8.1		List of Subsidiaries
99.1		Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*
As previously submitted to the Commission as exhibits to the Company's Registration Statement on Form 20-F on August 10, 2000.

**
Indicates certain portions of the exhibit have been omitted and the omitted portions have been filed separately with the Commission pursuant to an application for confidential treatment.

SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

METRO INTERNATIONAL S.A.
By:	/s/ ROBERT PATTERSON
Name:	Robert Patterson
Title:	Chief Financial Officer
Dated:	June 18, 2003

Certification of Chief Executive Officer

I, Pelle Törnberg, certify that:

1.
I have reviewed this annual report on Form 20-F of Metro International S.A.;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.
The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.
evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report ("the Evaluation Date"); and

c.
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function: a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.
The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective action with regard to significant deficiencies and material weaknesses.

Date: June 18, 2003

/s/ PELLE TÖRNBERG Pelle Törnberg (Chief Executive Officer)

Certification of Chief Financial Officer

I, Robert Patterson, certify that:

1.
I have reviewed this annual report on Form 20-F of Metro International S.A.;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.
The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.
evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report ("the Evaluation Date"); and

c.
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function: a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.
The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective action with regard to significant deficiencies and material weaknesses.

Date: June 18, 2003

/s/ ROBERT PATTERSON Robert Patterson (Chief Financial Officer)

METRO INTERNATIONAL S.A.

INDEX TO FINANCIAL STATEMENTS

METRO INTERNATIONAL S.A.

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of Metro International S.A.

        We have audited the accompanying consolidated balance sheets of Metro International SA and its subsidiaries (the "Company") as of December 31, 2000, 2001 and 2002, and the related consolidated statements of operations, recognized gains and losses and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2000, 2001 and 2002 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002 in conformity with generally accepted accounting principles under International Accounting Standards ("IAS").

        International Accounting Standards vary in certain significant respects from generally accepted accounting principles in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for each of the years in the three-year period ended December 31, 2002, and shareholders equity as of December 31, 2000, 2001, and 2002 as summarized in note 26 to the consolidated financial statements.

Stockholm, Sweden
June 18, 2003
KPMG

Carl Lindgren

METRO INTERNATIONAL S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands except share and per share amounts)

		Year ended December 31,
	Note	2002	2001	2000
		$	$	$
Net sales		142,836	109,908	91,939
Cost of production		(114,984)	(107,291)	(94,945)
Gross income (loss)		27,852	2,617	(3,006)
Selling expenses		(36,959)	(30,244)	(18,062)
Administrative and development expenses		(45,136)	(50,064)	(38,942)
Site closure costs		(4,519)	—
Share of earnings in associated companies	(21)	(798)	(1,395)	—
Other operating expenses	(7)	(3,635)	(3,473)	(3,674)
Operating loss	(4)	(63,195)	(82,559)	(63,684)
Financial items, net	(5)	(17,323)	(1,582)	(4,844)
Loss before income tax		(80,518)	(84,141)	(68,528)
Current tax	(11)	(1,106)	(1,545)	(2,360)
Deferred tax	(11)	8,361	(950)	(315)
Loss after income tax		(73,263)	(86,636)	(71,203)
Minority interests in losses	(6)	1,392	693	—
Net Loss	(4)	(71,871)	(85,943)	(71,203)
Basic and diluted loss per share		(0.66)	(1.02)	(1.07)
Basic and diluted average number of shares		109,383,131	84,206,909	66,375,156
Basic and diluted outstanding number of shares		109,383,131	109,383,131	76,088,489

The accompanying notes are an integral part of these consolidated financial statements.

METRO INTERNATIONAL SA

CONSOLIDATED STATEMENTS OF RECOGNIZED GAINS AND LOSSES

(in thousands)

	Year ended December 31,
	2002	2001	2000
	$	$	$
Foreign exchange translation differences	450	(2,353)	(2,404)
Net gain (loss) not recognised in the Income Statement	450	(2,353)	(2,404)
Net loss for the year	(71,871)	(85,943)	(71,203)

Total recognised losses	(71,421)	(88,296)	(73,607)

The accompanying notes are an integral part of these consolidated financial statements.

METRO INTERNATIONAL SA

CONSOLIDATED BALANCE SHEETS

(in thousands)

		Year ended December 31,
	Note	2002	2001	2000
		$	$	$
ASSETS
Non-current assets
Intangible assets	(7)
Licenses, net		108	149	242
Goodwill, net		10,624	13,406	16,668

		10,732	13,555	16,910
Property, plant and equipment	(7)
Machinery and equipment, net		4,918	4,928	5,253
Financial assets
Shares in associated companies	(21)	94	1	—
Receivables from associated companies	(22)	2,872	2,917	—
Deferred tax assets	(11)	8,582	4	423
Long-term receivables		2,343	2,077	1,502

		13,891	4,999	1,925
Total non-current assets		29,541	23,482	24,088
Current assets
Accounts receivable, net	(8)	35,964	21,721	15,677
Share purchase option	(15)	—	10	10
Other current receivables		6,705	8,850	6,434
Prepaid expenses		2,442	2,944	5,717
Cash and cash equivalents	(23)	23,989	35,888	73,792
Total current assets		69,100	69,413	101,630

TOTAL ASSETS		98,641	92,895	125,718

SHAREHOLDERS' EQUITY AND LIABILITIES
Shareholders' equity	(9)	(114,081)	(43,202)	(19,982)
Minority interest	(6)	(2,341)	(666)	—
Long term liabilities
Convertible debenture loan	(10)	41,631	22,080	22,080
Liabilities to related companies	(10)	73,565	64,258	64,965
Liabilities to minority partner	(10)	2,805	1,781	—
Long-term bank loans	(10)	30,216	—	—
Deferred tax payable	(11)	1,185	777	—
Total long-term liabilities		149,402	88,896	87,045
Current liabilities
Short-term bank loans	(10)	15,498	6,755	18,488
Accounts payable		28,396	16,576	22,935
Other liabilities	(12)	6,160	8,415	3,312
Accrued expense	(13)	15,607	16,121	13,920
Total current liabilities		65,661	47,867	58,655
Total liabilities		215,063	136,763	145,700
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		98,641	92,895	125,718
Contingent liabilities	(18)	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

METRO INTERNATIONAL S.A.

CONSOLIDATED STATEMENTS OF CASH FLOW

(in thousands)

		Year ended December 31,
	Note	2002	2001	2000
		$	$	$
Operating activities' loss before income tax		(80,518)	(84,141)	(68,528)
Adjustments for:
Depreciation and amortization	(7)	6,601	5,343	5,161
Financial items, net	(5)	17,323	1,582	4,844
Share of earnings in associated companies	(21)	798	1,395	—
Changes in working capital:
Change in current assets		(13,378)	(6,598)	(15,707)
Change in current liabilities		11,770	(3,222)	13,570
Cash flow used by operations		(57,404)	(85,641)	(60,660)
Interest received		512	1,579	186
Interest paid		(4,747)	(923)	(3,500)
Income tax paid		(3,886)	(323)	(2,463)
Net cash used in operations		(65,525)	(85,308)	(66,437)
Investment activities
Long-term receivables		(1,156)	(4,604)	(1,502)
Investment in intangible assets	(7)	(6)	(703)	(115)
Investment in shares		—	(239)	—
Investment in property, plant and equipment	(7)	(2,266)	(1,995)	(4,205)
Net cash flow used in investing activities		(3,428)	(7,541)	(5,822)
Financing activities
Bank loans		35,465	(11,733)	18,488
Loan from minority partner		682	1,781	—
Loans from related parties		20,000	—	64,466
Capital increase		—	65,077	63,300
Other loans		389	—	—
Net cash flow provided by financing activities		56,536	55,125	146,254
Net increase (decrease) in cash and cash equivalents		(12,417)	(37,724)	73,995
Cash and cash equivalents at beginning of year		35,888	73,792	49
Currency effects on cash		518	(180)	(252)
Cash and cash equivalents at end of year	(23)	23,989	35,888	73,792

The accompanying notes are an integral part of these consolidated financial statements.

METRO INTERNATIONAL S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1.    Basis of preparation and scope of consolidated financial statements

        Metro International S.A. was formed in December 1999 as a subsidiary of the Modern Times Group (MTG) for the purpose of holding all of MTG's "Metro" newspaper publishing operations. On August 15, 2000, MTG distributed all of its shares in Metro International SA to its shareholders in the form of a dividend (the "spin-off"). The combination of the former MTG businesses to form the Metro group has been accounted for as a merger of entities under common control since MTG controlled each of the businesses. Accordingly, the assets and liabilities as presented in the accompanying balance sheets have been combined at their historical cost and the statements of operations and cash flows include the activities of each business for all periods presented.

        Metro International S.A., its subsidiaries and associated companies (the "Company" or "Group") publish free-of-charge newspapers, Monday through Friday. There is also a Saturday edition in the case of several operations. As at December 31, 2002 Metro newspapers were distributed in Stockholm, Gothenburg, Malmö, Warsaw, Prague, Budapest and 18 other Hungarian cities, the Netherlands, Helsinki, Santiago, Philadelphia, Rome, Milan, Toronto, Athens, Madrid, Barcelona, Boston, Copenhagen, Aarhus, Montreal, Paris, Marseilles, Lyon and Hong Kong. Metro derives its revenues almost exclusively from advertising sales.

        Metro also has a franchise operation in Seoul, South Korea, and receives a franchise fee from this operation.

        The Company is domiciled in Luxembourg with its headquarters based in London.

Note 2.    Accounting and valuation polices

Compliance statement

        The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS) as promulgated by the International Accounting Standards Board and comply with the new Preface to IFRS.

        These financial statements also adhere to the provisions of section 16 of the Luxembourg Company Law, except for the formatting of the consolidated balance sheets and consolidated statements of operations.

        There are no significant differences under these financial statements between either the Group's reported net loss for the year or its reported deficit of shareholders equity as at the year end and the corresponding net loss and deficit that would have been presented under Luxembourg GAAP.

        These accounting principles differ in certain respects from accounting principles generally accepted in the United States ("US GAAP"). See note 26.

        IAS 39, Recognition and Measurement of Financial Statements, was adopted in the consolidated statements for the first time in 2001.

Measurement basis

        The consolidated financial statements have been prepared on a modified historical cost basis. Certain assets and liabilities, such as financial instruments are fair valued.

Financial instruments

        Upon adoption of IAS 39 Recognition and Measurement of Financial Statements, the Company classifies all its financial instruments into the categories applicable under IAS 39, these being originated loans and receivables, held-to-maturity, trading or available-for-sale.

        The company does not currently have any financial instrument classified as held-to-maturity, trading or available-for-sale. Moreover the Company does not hold any derivative financial instruments.

Subsidiaries

        Subsidiaries are those enterprises controlled by Metro International S.A. Control exists when Metro International S.A. has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits for its shareholders from the subsidiaries' activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control effectively commences until the date that control effectively ceases. All subsidiaries are listed in note 20.

Consolidation policy

        The consolidated accounts include Metro International S.A. and all its subsidiaries and have been prepared in accordance with IAS27. All intercompany balances and transactions have been eliminated in preparing the consolidated financial statements.

Accounts of associated companies

        Associated companies are those enterprises in which Metro has significant influence, but not control, over the financial and operating policies. Associated companies are reported based on the equity method. The Group's share of earnings in associated companies' profits or losses after financial items is reported under share of earnings in associated companies in the income statement. The share of associated companies' tax expense is reported among the Group's tax expenses.

        Surplus values on consolidation in foreign associated companies are reported as assets denominated in foreign currencies.

Foreign currency translation

        The Company has operating subsidiaries in many countries which generate and expend cash in the local currency of those countries. These operating subsidiaries are not considered an integral part of the parent company's operations and the measurement currency of each subsidiary is its local currency. Transactions in foreign currencies are translated to the respective measurement currency at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognised in the income statement of the foreign operation.

        The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated to USD at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated to USD at rates approximating the foreign exchange rates ruling at the dates of transactions. Foreign exchange differences arising on translation are recognised directly in equity.

        Exchange gains and losses arising on Group internal loans to subsidiaries are recognised in equity when the loans form a part of a long-term net investment in the subsidiaries.

        The Company's monetary assets and liabilities, that are denominated in foreign currencies are translated into USD using exchange rates prevailing on the balance sheet date. Any gain or loss on translation is reported in the income statement.

Minority interest

        Minority interest includes the share of net profit (loss) and shareholders' equity attributable to the minority shareholding. For subsidiaries with negative shareholders' equity, a debit balance is only reported to the extent that the minority owners are required to contribute their share of the deficit.

Property, plant and equipment

        Property, plant and equipment, which consists of machinery and equipment, is stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method based on the acquisition cost of each asset and its estimated useful life, which is between three to five years for machinery and equipment.

Goodwill

        The Company has acquired shares from minority shareholders. Goodwill arising on an acquisition represents the excess of the cost of the acquisition over the fair value of the net identifiable assets acquired. Goodwill is stated at cost less accumulated amortisation.

        Goodwill is amortised on a straight-line basis over five to ten years depending on the useful life of the goodwill

Licenses

        Licenses, which are the right to publish a newspaper in a geographic market, are capitalised if acquired externally. They are amortised on a straight line-basis over the license period.

Tax

        Income tax on the income or loss for the year comprises current and deferred tax. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years. Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Temporary differences arising from goodwill not deductible for tax purposes are not recognised. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date. A deferred tax asset is recognised based on the Group's tax loss carry forwards to the extent that they are expected to be utilised in the foreseeable future.

        Typically, temporary differences are caused by development costs that have been expensed in the consolidated financial statements but which are deductible over a future period for tax purposes.

        A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Accounts receivable and payable

        Accounts receivable are stated at cost less an allowance for doubtful accounts. Accounts payable are stated at cost.

Long-term receivables

        Long-term receivables are discounted to their present value using a pre-tax discount rate that reflects current market assessment of the time value of money and the risk specific to the asset.

Impairment of non-current assets, receivables and options held

        The Company evaluates the carrying value of non-current assets, receivables and options held for potential impairment on an ongoing basis. An impairment loss is recognised when the estimated recoverable amount is less than the carrying amount of the asset. Impairments are estimated by referral to the higher of net realisable value and expected future cash flows from the assets.

Accounting for transaction fees

        Transaction fees incurred in connection with capital increases are deducted directly from the share premium.

Accounting for leases

        An operating lease is an agreement in terms of which the substantial risks and rewards of ownership of the leased asset are not transferred to the Company.

        Payments made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognised in the income statement as an integral part of the total lease payments made.

        Metro does not have any finance lease agreements.

Interest-bearing borrowings

        Interest-bearing borrowings including liabilities to related parties, liabilities to minority partners and short-term bank loans are carried at amortised cost using the effective interest method.

Revenue recognition

        Advertising revenues are recognised based on the publication date of the newspaper containing the customer's advertisement.

        Franchise license revenue is recognised based on the invoiced sales of the holder of the franchise license agreement.

        Revenue from barter transactions involving dissimilar services is measured at the fair value of the advertising services provided by the group to the customer. Revenue is not recognised on barter transactions involving exchange of similar services (i.e., advertising in another newspaper or other media in exchange for advertisements in Metro editions). Total barter revenue in 2002 amounted to US$ 6.0 million.

Location development costs

        Costs incurred to find new locations to publish our newspapers and to establish them in these locations are expensed as incurred.

Employee benefits

        Contributions to defined contribution plans are recognized as an expense as incurred. No compensation cost or obligation is recognized when share options are granted to employees, including directors, when the option exercise price equals or is greater than the market value of the underlying shares at the date of the grant.

Statement of cash flows

        For purpose of the consolidated statements of cash flows, the Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

Use of estimates

        The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the dates of the financial statements and the reported amounts of revenues and expenses recognised during the reporting periods. The actual future outcomes could differ from those estimates.

        Examples of estimates are deferred tax assets and provisions for bad debt.

Basic and diluted net loss per share

        Net loss per share for the years ended December 31, 2000, 2001 and 2002, was determined based on the net loss of US$ 71,203,000, US$ 85,943,000 and US$ 71,871,000 respectively, divided by 66,375,156, 84,206,909 and 109,383,131, being the average number of shares outstanding each year. Potentially dilutive securities (the MTG convertible loans and stock options for 11.6, 9.2 and 12.3 million shares as at December 31, 2002, 2001 and 2000 respectively) were not included in the calculation of loss per share, as their impact would be anti-dilutive.

Note 3.    Liquidity and capital resources

        The Company has incurred a loss after tax in 2002 of US$ 71,871,000 and experienced a negative cash flow from operations in 2002 of US$ 65,525,000, leaving the company at the year-end with US$ 12,611,000 in unrestricted cash.

        The Group wide discipline of taking operations to full year profitability within an average time period of three years continues. Metro expects to move more operations into monthly, quarterly and annual profitability during 2003 and to develop operating margins in its profitable editions. Metro has taken actions to significantly reduce headquarter operating costs, and average cost per copy will be reduced further as Metro takes advantage of operating synergies, increasing purchasing power and economics of scale. Metro has not launched any new editions since April 2002 and does not intend to launch any new editions until such time as the existing editions are profitable.

        The Company is dependent upon continuing financial support from its principal shareholders. The Company's liquid resources together with guaranteed further financing facilities, which includes financial support from its principal shareholders, are sufficient for the Company to operate throughout 2003 as a going concern.

Note 4.    Segment reporting

        Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly income-earning assets and revenue, interest-bearing loans, borrowings and expenses, and corporate assets and expenses.

        The only basis for segmentation is geographical. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers and segment assets are based on the geographical location of the assets.

        The European area represents the newspapers in Stockholm, Prague, Gothenburg, Hungary, the Netherlands, Helsinki, Malmö, Rome, Milan, Warsaw, Athens, Barcelona, Madrid, Copenhagen, Aarhus, Paris, Marseilles and Lyon. The "Rest of World" represents Santiago, Philadelphia, Toronto, Montreal, Boston and Hong Kong.

        Metro owns 25% of the publishing entities in Toronto and Montreal and therefore accounts for 25% of the results in these entities.

        Site closure costs relate primarily to the write down of net assets, legal advice, costs associated with early termination of contracts and redundancies in respect of the discontinuation of the Zurich, Buenos Aires and Rio de Janeiro operations.

        Goodwill amortisation has been allocated to the newspapers in the different geographic areas based on specific identification.

	Year ended December 31,
	2002	2001	2000
	(in USD thousands)
Net sales
Sweden	47,756	50,129	59,870
France	3,835	—	—
Rest of Europe	66,024	45,348	25,250
Rest of World	25,030	14,431	6,819
Headquarters	191	—	—

Total sales	142,836	109,908	91,939

        There are no inter-segment sales.

	Year ended December 31,
	2002	2001	2000
	(in USD thousands)
Operating income (loss)
Sweden	7,622	6,585	6,910
France	(14,720)	—	—
Rest of Europe	(22,608)	(38,960)	(32,119)
—of which closure costs	(3,290)	—	—
Rest of World	(12,052)	(24,308)	(19,161)
—of which closure costs	(1,229)	—	—
Headquarters	(21,437)	(25,876)	(19,314)

Operating loss	(63,195)	(82,559)	(63,684)

Items to reconcile to Income statements:
Financial items, net	(17,323)	(1,582)	(4,844)
Loss before income tax	(80,518)	(84,141)	(68,528)
Net Income
Current tax	(1,106)	(1,545)	(2,360)
Deferred tax	8,361	(950)	(315)
Minority interest in losses	1,392	693	—

Net income	(71,871)	(85,943)	(71,203)

Segment assets
Sweden	21,905	22,459	29,237
France	4,902	—	—
Rest of Europe	40,789	27,643	17,051
Rest of World	14,416	11,362	8,903
Headquarters	16,629	31,431	70,527

Total	98,641	92,895	125,718

Depreciation and amortisation
Sweden	2,779	2,636	3,042
France	146	—	—
Rest of Europe	2,180	1,954	1,296
Rest of World	980	229	341
Headquarters	516	524	482

Total	6,601	5,343	5,161

Segment liabilities
Sweden	9,012	9,003	14,797
France	5,131	—	—
Rest of Europe	22,996	18,189	13,911
Rest of World	5,999	12,033	4,889
Headquarters	171,925	97,538	112,103

Total	215,063	136,763	145,700

Capital expenditure
Sweden	276	240	1,025
France	637	—	—
Rest of Europe	686	1,002	2,203
Rest of World	575	433	1,576
Headquarters	98	320	51

Total	2,272	1,995	4,855

Note 5.    Financial items, net

	Year ended December 31,
	2002	2001	2000
	(in USD thousands)
Interest income external	716	1,579	185
Interest expense external	(8,071)	(5,564)	(5,351)
Exchange differences	(8,360)	2,469	1,436
Other financial items	(1,608)	(66)	(1,114)

Total	(17,323)	(1,582)	(4,844)

        Exchange differences arose primarily on the loan with Industriförvaltnings AB Kinnevik, which is denominated in Swedish kronor.

        Other financial items during the year comprised primarily the cost of arranging loan financing.

Note 6.    Minority interest

        In 1996 to 1998 the minority shareholders in Metro Ceska (Prague) and Metro Gratis (Budapest) contributed capital of US$ 174,000 and US$ 24,000, respectively. In 1999 the minority shares in Metro Ceska were acquired by the Company.

        One individual holds a minority interest of 10% in Metro Gratis. During the first four years of operation, this minority shareholder is guaranteed a minimum equity interest of 5%, even if a capital increase or debt-to-equity conversion would otherwise dilute his holdings below such threshold. The minority shareholder has no obligation to contribute any additional capital to cover losses.

        Three individuals together hold a minority share of 9.99% in Metro Holland. The shareholders' agreement between the Company and the minority shareholders provides that the Company has the right to appoint four of the five members of Metro Holland's Board of Supervisory Directors, while the individual shareholders have the right to jointly appoint the fifth member. Important decisions relating to Metro Holland, such as a merger or split-up, amendment of the articles of association, dissolution, granting of subscription rights to third parties and exclusion of pre-emptive rights, require a majority of 91% of the votes cast. The shareholders' agreement also provides for certain restrictions on the transferability of shares in Metro Holland.

        A capital restructuring at Metro Athens during 2002 reduced in the minority shareholder's stake in the operation from 15.0% to 2.9%.

        A labor organisation owns 30% of MetroXpress (Denmark)'s share capital. This minority partner is required to contribute its share of the deficit up to a limit of DKK 22.5 million (US$ 2,805,000).

        As of December 31, 2000, 2001 and 2002 respectively, all entities with minority shareholders had a net deficit.

Note 7.    Property, plant and equipment and intangible assets

	2002	2001	2000
Depreciation and amortization expense
Licenses	57	79	51
Goodwill	3,635	3,473	3,674
Machinery and equipment	2,909	1,791	1,436

Total	6,601	5,343	5,161

Licenses
Acquisition cost	222	296	304
Accumulated amortization	(114)	(147)	(62)

Net book value	108	149	242

Net book value beginning of year	149	242	178
Acquisitions	6	—	115
Disposal (acquisition value)	(90)	—	(182)
Currency effect	10	(8)	—
Amortization	(57)	(79)	(51)
Disposal (amortization)	90	—	182
Currency effects	—	(6)	—

Net book value end of year	108	149	242

Goodwill
Acquisition cost	26,561	24,043	24,451
Accumulated amortization	(15,937)	(10,637)	(7,783)

Net book value	10,624	13,406	16,668

Net book value beginning of year	13,406	16,668	21,445
Acquisitions	—	703	583
Currency effect	2,518	(1,111)	(1,299)
Amortization	(3,635)	(3,473)	(3,674)
Currency effects	(1,665)	619	(387)
Net book value end of year	10,624	13,406	16,668

        The goodwill results from the acquisition of the minority shareholder's interests in Sweden, Hungary and the Czech Republic as follows:

	Estimated useful life	2002	2001	2000
Metro Stockholm	10 years	7,919	9,378	12,230
Metro International AB	10 years	1,300	1,750	2,200
Metro Prague	5 years	912	1,575	2,238
Metro Hungary	5 years	493	703	—
Net book value		10,624	13,406	16,668

        Metro Stockholm has an established market position and consistent high profitability which motivated its 10 year estimated useful life.

        MTG, through a subsidiary, acquired shares on December 6, 1995 of Tidnings AB Metro (the publisher of Metro Stockholm) from the minority shareholders for a cash payment and an agreement for additional payments which depended upon future financial performance. These additional payments were settled by means of an agreement on December 18, 1998, and an additional cash payment was made in January 1999 of SEK 160 million (US$ 16,780,000), which is being amortised over the remaining 7 years.

        MTG, through a subsidiary, acquired shares in October 1996 of Metro International AB from the minority shareholders for a cash payment and an option agreement which gave the former minority owners the right to acquire 9% of the shares of Metro International AB in the future. This option agreement was settled by means of an agreement on December 18, 1998, and an additional cash payment was made in January 1999 of SEK 10 million (US$ 1,049,000). This agreement also gave the minority shareholders an option to acquire shares in Metro International S.A. These options have since been cancelled. The estimated fair value of these options on December 18, 1998 (US$ 1,730,000), calculated using the minimum value method, was recorded as additional goodwill. Metro International AB at the time of acquisition was the owner of Metro Ceska and Metro Gratis.

        On March 29, 1999, 35% of the shares of Metro Ceska (the publisher of Metro Prague) was acquired from the minority owner for a cash payment of US$ 1,600,000. On December 14, 1999 the remaining 10% of the minority owner's shares of Metro Ceska was acquired for a cash payment of DEM 927,000 (US$ 440,000).

        In December 1997, Metro International and two individuals who assisted in negotiations with the local transportation authority in Budapest entered into a shareholders' agreement to form Metro Hungary under the laws of the Republic of Hungary, with the two individuals each holding a 10% stake. During 2001 the company purchased one of these 10% minority stakes for US$ 703,000 and now holds a majority interest of 90% in Metro Hungary, with the remaining minority shareholder holding 10%. During the first four years of operation, the remaining minority shareholder was guaranteed a minimum equity interest of 5%, even if a capital increase or debt to equity conversion would otherwise dilute his holdings below such threshold. Certain important decisions relating to Metro Hungary, such as increasing its share capital, required the approval of the minority shareholder.

	Year ended December 31,
	2002	2001	2000
	(in USD thousands)
Machinery and equipment
Acquisition cost	9,745	8,052	6,562
Accumulated depreciation	(4,827)	(3,124)	(1,309)

Net book value	4,918	4,928	5,253

Net book value beginning of year	4,928	5,253	2,641
Acquisitions	2,266	1,995	4,205
Currency effect	(573)	(505)	(1,703)
Depreciation	(2,909)	(1,791)	(1,436)
Currency effect	1,206	(24)	1,546
Net book value of year	4,918	4,928	5,253

Note 8.    Accounts receivable

	Year ended December 31,
	2002	2001	2000
	(in USD thousands)
Gross accounts receivable	39,093	23,603	17,030
Less allowances for doubtful accounts	(3,129)	(1,882)	(1,353)
Total	35,964	21,721	15,677

        The following summarizes the activity that has been recorded through the allowance for doubtful accounts for the years ending December 31, 2000, 2001 and 2002.

	Year ended December 31,
	2002	2001	2000
	(in USD thousands)
Allowances for doubtful accounts
Balance at beginning of year	1,882	1,353	221
Provision for bad debts	2,267	1,019	1,204
Write-offs	(1,020)	(490)	(72)
Balance at end of year	3,129	1,882	1,353

        Accounts receivable consists of a large number of customers, in different industries and geographical areas, none of which in itself is material in size.

Note 9.    Shareholders Equity

        Metro International S.A. was formed on December 29, 1999.

        The authorised share capital of the Company is US$ 450 million divided into 1,000,000,000 Metro A Shares (voting shares) and 500,000,000 Metro B Shares (non-voting) with no par value. The issued and outstanding share capital of the Company at December 31, 2002 is US$ 32,814,940 divided into 55,823,671 Metro A Shares and 53,559,460 Metro B Shares with no par value. Metro A Shares carry one vote for every share while Metro B Shares carry no votes. Dividends may be paid in USD or in shares of the Company or otherwise as the company's Board may determine in accordance with the provisions of the Luxembourg Companies Act. The Metro B Shares are entitled to a preferred dividend of 2% on any dividend distributions. Any balance of dividends must be paid equally on each Metro A and Metro B Share.

	Year ended December 31,
	2002	2001	2000
	(in USD thousands)
Shareholders' equity
Balance beginning of year	(43,202)	(19,982)	(27,303)
Transfer to MTG from a Swedish entity	—	—	(2,372)
Currency translation adjustment	450	(2,353)	(2,404)
Equity part of debenture loan	542	—	—
New shares issued	—	65,076	83,300
Net loss for the period	(71,871)	(85,943)	(71,203)

Balance of end of year	(114,081)	(43,202)	(19,982)

        In May 2002, the Company issued additional subordinated convertible notes yielding 6.25% per annum, to MTG AB. The principal amount of the convertible note is US$ 20 million and the notes mature in May 2007. The equity component of the loan amounts to US$ 542,000.

Total shareholders' funds	2002
Subscribed capital	32,815
Share premium	115,596
Currency translation	(3,414)
Equity part of debenture loan	542
Consolidated other equity	(259,620)

Balance as of end of year	(114,081)
Movement in reserves	Currency translation	Consolidated other equity
Balance at 31 December, 1999	893	(28,231)

Total recognized gains and losses for 2000	(2,404)	(71,203)
Transfer to MTG from a Swedish entity	—	(2,372)
Balance at 31 December, 2000	(1,511)	(101,806)
Total recognized gains and losses for 2001	(2,353)	(85,943)
Balance at 31 December, 2001	(3,864)	(187,749)
Total recognized gains and losses for 2002	450	(71,871)
Balance at 31 December, 2002	(3,414)	(259,620)
	Metro A Shares	Metro B Shares	Nominal value in US$ millions
December 31, 2000	38,199,871	37,888,618	22,826
December 31, 2001	55,823,671	53,559,460	32,815
December 31, 2002	55,823,671	53,559,460	32,815
	Share capital	Premium reserve
December 31, 2000	22,826	60,509
New share issue 2001	9,989	55,087
December 31, 2001	32,815	115,596
December 31, 2002	32,815	115,596

Dividend

        The Group's balance sheet at December 31, 2002, shows an accumulated deficit in capital and reserves of US$ 114.1 million. The Board of Directors therefore proposes that no divided be paid to shareholders for the year ending December 31, 2002.

	Year ended December 31,
	2002	2001	2000
	(in SEK millions)
Comprehensive income
Net loss for the year	(71,871)	(85,943)	(71,203)
Currency translation adjustment	450	(2,353)	(2,404)

Total	(71,421)	(88,296)	(73,607)

Note 10. Long-term loans

        The Group was dependent on the MTG Group for financing during its initial development period. MTG has provided funding through loans which carried interest at market rates. In May 2000, US$ 23.5 million of liabilities were converted to a convertible debenture. The convertible debenture bears interest at the rate of 6% per annum, which was the market rate at the time of issue.

        The convertible debenture may be converted by the holder into an equal number of A Shares and B Shares, in full or in part, at any time or from time to time during their term at a conversion price of US$ 1.42 per A Share and US$ 1.42 per B Share. The convertible debenture is convertible into 8,296,895 A Shares and 8,296,895 B Shares. MTG has to date converted into A Shares US$ 1.42 million of the principal amount of the convertible debenture to receive 1,000,000 A Shares, leaving a principal amount of US$ 22.080 million, convertible into 7,296,895 A shares and 8,296,895 B shares. MTG has extended the period of conversion of the US$ 22.08 million of Metro International convertible debentures by twelve months until 23 May 2004.

        In May 2002, the company issued subordinated 6.25% convertible notes to MTG with a nominal value of US$20 million. These convertible notes bear interest at the rate of 6.25% per annum, payable semi-annually in arrears, and mature in May 2007. The Metro 6.25% convertible notes may be converted by MTG into Metro B Shares in full or in part at any time after June 24, 2002 and until May 2007 at a conversion price of US$2.01 per Metro B Share. The Metro 6.25% convertible notes are initially convertible into 9,950,248 Metro B Shares representing 8.3% of our share capital after conversion.

        The following table sets forth the Company's convertible debenture loan liabilities as of December 31, 2002, 2001 and 2000:

	2002	2001	2000
MTG 6% convertible debenture loan	22,080	22,080	22,080
MTG 6.25% convertible debenture loan	20,000	—	—
Equity component of MTG debenture loan	(542)	—	—
Additional interest on MTG debenture loan	93	—	—

Total	41,631	22,080	22,080

        The Company has borrowed SEK 442 million (US$ 50.1 million) including capitalized interest, from Industriförvaltnings AB Kinnevik and has provided the shares of Metro Hungary, Metro Prague and Metro Holland as collateral against the borrowing. The loan carries an interest rate of STIBOR +3.0%. Kinnevik has agreed not to call in this SEK 442 million loan during 2003.

        On August 15, 2000, US$ 23.5 million of liabilities with MTG were converted to a long-term loan. This US$ 23.5 million long-term loan was a three-year term-loan carrying an interest rate of LIBOR+2%. MTG has deferred repayment of this loan to Metro of US$23.5 million by twelve months until 15 August 2004.

        The following table sets forth the Company's long-term loan liabilities to related companies as of December 31, 2002:

	2002	2001	2000
Kinnevik loan	50,065	38,939	41,465
MTG STIBOR loan	23,500	25,319	23,500

Total	73,565	64,258	64,965

        In addition, the company drew down in full a SEK 400 million credit facility with a leading Swedish banking institution. The borrower is Metro Sweden Holding AB, the parent company of Metro Nordic Sweden AB and Tidnings AB Metro. The loan is secured by pledges of the shares in Metro Sweden Holding AB and a guarantee by Metro International S.A. The annual interest payable on the net drawn-down amount is STIBOR increased with a margin that is dependent of the ratio of net debt to annual EBITDA for the borrower group. Initially the margin is 3.0 percent per annum, decreasing to 1.5 percent per annum when the ratio of net debt to annual EBITDA is 2.0 or less.

        SEK 100 million of the drawn-down balance is held on deposit as a pledged cash collateral in favour of the lender. This SEK 100 million restricted cash deposit can be released upon the ratio of net debt to annual EBITDA for the borrower group falling below 2.0. The earliest date of release is June 30, 2003.

        The credit facility expires on October 18, 2005 but is amortised by one-sixth, i.e. SEK 66,670,000, every 6 months. The date of the first amortisation is on June 30, 2003.

        The following table sets forth the long-term loans for the company as of December 31, 2002:

	Total	Less than 1 year	1-3 years	4-5 years	After 5 years	No maturity
Long-term debt, including current maturities	163,715	15,498	128,666	19,551	—	—

Note 11. Income Tax

        Loss before taxes for the years ended December 31, 2002, 2001 and 2000 relate to income from continuing operations and consists of:

	Year ended December 31,
	2002	2001	2000
Distribution of profit/loss before tax and minority interest
Sweden	1,714	6,577	6,306
Other countries	(82,232)	(90,718)	(74,834)
Total	(80,518)	(84,141)	(68,528)

        Income taxes for the years ended December 31, 2000, 2001 and 2002 relate to income from continuing operations and consist of:

	2002 Current	2002 Deferred	2001 Current	2001 Deferred	2000 Current	2000 Deferred
Sweden	(858)	(221)	(1,545)	(950)	(2,168)	(315)
Other countries	(248)	8,582	—	—	(192)	—

Total	(1,106)	8,361	(1,545)	(950)	(2,360)	(315)

        The deferred tax asset is based on tax loss carry forwards, with consideration to the future projected profitability for the operating units in the Netherlands, Greece, Czech Republic, Hungary, Chile, Spain and Boston.

        The deferred tax asset as of December 31, 2002 consists of:

Subsidiary	Country	Deferred tax asset
Metro Holland BV	Netherlands	3,759
Metrorama Publishing Ltd	Greece	1,391
Metro Ceska Republika a.s.	Czech Republic	657
MTG Metro Gratis Kft	Hungary	935
Modern Times Group MTG Chile Ltda	Chile	678
Metronews S.L.	Spain	548
Boston Metro Publishing Inc.	USA	614

Total		8,582

        A reconciliation of income taxes for the years ended December 31, 2000, 2001 and 2002, determined using the Swedish corporate tax rate of 28% as most income derives from the Swedish market for all years, is as follows:

	Year ended December 31,
	2002	2001	2000
	(in USD thousands)
Expected provision for income taxes	(22,545)	(23,559)	(19,188)
Losses for which no deferred tax asset has been recorded	22,303	27,845	22,065
Tax rate differential between Swedish tax rate and other jurisdictions	(1,848)	(2,801)	(1,097)
Goodwill amortization	1,018	972	1,029
Recognized deferred tax asset from previous years	(6,561)	—	—
Other	378	38	(134)

Actual provision for income taxes	(7,255)	2,495	2,675

        The components of deferred tax expense/(benefit) are as follows:

	Year ended December 31,
	2002	2001	2000
	(in USD thousands)
Recognised losses carry forward, current year	(2,021)	—	—
Decrease in beginning-of-the-year balance of the valuation allowance for deferred tax assets	(6,561)	—	—
Decrease in deferred tax asset regarding capitalized development costs	—	324	4
Deferred tax expense in temporary differences in Sweden	221	526	311

	(8,361)	950	315

        The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2002, 2001 and 2000, are presented below:

	Year ended December 31,
	2002	2001	2000
	(in USD thousands)
Deferred tax assets:
Net operating loss carryforward	72,216	58,212	31,621
Capitalised development costs	—	4	423

Gross deferred tax assets	72,216	58,216	32,044
Valuation Allowance	(63,634)	(58,212)	(31,621)

Net deferred tax assets	8,582	4	423

Deferred tax liabilities:
Income temporarily not subject to tax	(1,185)	(777)	(299)

Total deferred tax liabilities	(1,185)	(777)	(299)

Net deferred tax (liability) asset	7,397	(773)	124

        The gross deferred tax asset has been calculated based on loss carry forwards in countries where Metro has continuing operations.

        The deferred tax liability relates to temporary differences in Sweden, where a portion of the year's taxable income can be deferred up to six years.

        At December 31, 2002, the Company has unrecognized net operating loss carry forwards, at continuing operations, of US$ 232,097,000, expiring as follows:

2003	2,601
2004	2,601
2005	2,601
2006	4,587
2007	937
2008 and thereafter	41,132
No expiration date	177,638

Total	232,097

        Losses carry forwards in Luxembourg, USA, Italy, Netherlands and Finland represents 80% of the total losses carry forwards. In addition Metro has significant loss carry forwards in countries where there are currently no active operations, for example Switzerland, Argentina and Brazil.

Note 12. Other liabilities

	Year ended December 31,
	2002	2001	2000
	(in USD thousands)
Advertisement tax payable	165	97	441
VAT payable	849	559	394
Other tax payables	2,539	3,893	1,490
Other	2,607	3,866	987

Total	6,160	8,415	3,312

Note 13. Accrued expense

	Year ended December 31,
	2002	2001	2000
	(in USD thousands)
Accrued personnel costs	2,002	2,774	1,212
Accrued professional fees	1,631	2,549	2,119
Accrued printing costs	475	171	—
Accrued distribution costs	2,905	2,652	1,939
Accrued interest	3,110	—	1,341
Other	5,484	7,975	7,309

Total	15,607	16,121	13,920

Note 14.    Commitments and long-term obligations

Future rent payable on non-cancelable operating leases
2003	1,380
2004	696
2005	224
2006 and thereafter
Total	2,300

        The Company has entered into distribution and printing contracts in each location it publishes a newspaper. These contracts are of different lengths and, in most cases, the Company has the option to terminate the contract with less than one year's notice. In some instances there are non-cancelable contractual commitments extending beyond 12 months. Commitments and long-term obligations as at December 31, 2002 were as follows:

Future payments on non-cancelable distribution and printing contracts
2003	24,350
2004	10,305
2005	7,033
2006 and thereafter	—

Total	41,688

Note 15.    Share purchase option

        On December 29, 1999, MTG transferred to the Company a call option, exercisable against Kinnevik, in respect of 1,363,480 shares of MIC, a related party (the "MIC Option"), as part of a recapitalisation prior to the Spin-Off of the Company by MTG. The Company paid SEK 88,000 to MTG as consideration for the transfer of the MIC option. The MIC Option was exercisable until June 30, 2002. The company did not exercise the option since the market price of MIC's shares had fallen to a level below the exercise price per share of SEK 65. This option lapsed on June 30, 2002.

Note 16.    Salaries, other remuneration, and social and security expenses

	2002	2001	2000
Group Board of Directors, presidents and vice presidents
Companies in Sweden	—	—	—
Companies outside Sweden	3,298	4,803	2,246

Total	3,298	4,803	2,246

of which, variable salary	45	—	—
Other employees
Companies in Sweden	6,086	6,323	4,758
Companies outside Sweden	29,644	23,362	10,625

Total	35,730	29,685	15,383

Total salaries and other remuneration	39,028	34,488	17,629
Social security expenses	6,683	6,217	4,053
of which, pension costs	1,779	637	944
Parent company
Board of Directors, Presidents and Vice Presidents	3,298	4,803	2,246
of which, variable salary	45	—	—
Other employees	2,750	1,785	2,675

Total salaries and other remuneration	6,048	6,588	4,921

Social security expenses	425	624	402
of which, pension costs	140	273	214

Remuneration to senior executives

        Remuneration to the CEO and other senior executives comprises a base salary, bonus and other benefits. Other senior executives include Vice Presidents and the CFO.

        The variable remuneration is based on performance relative to pre-established goals.

        The remuneration of the CEO was approved by the Board of Directors, whilst the remuneration of senior executives was set by the CEO.

Remuneration and other benefits during the year

	Base salary	Variable remuneration	Other benefits	Pension costs	Financial Instruments
Jan Hugo Stenbeck, Chairman of the Board	—	—	—	—	—
Uriel Savir, Chairman of the Board	172	—	—	—	—
Uriel Savir, Director of the Board	304	—	—	—	—
HC Ejemyr, Director of the Board	13	—	—	—	—
Pelle Törnberg, CEO	835	—	124	164	—
Other senior executives (5 persons)	1,601	45	204	125	—

Total	2,925	45	328	289	—

        Jan Hugo Stenbeck was the Chairman of the Board until August 19, 2002. Uriel Savir was elected Chairman of the Board on August 30, 2002.

        The CEO and the other members of the Company's senior executives are entitled to pension commitments. Pension commitments are secured through premiums paid to third party insurance companies.

        If the Company terminates the employment of senior executives, salary will be paid to them during the period of notice, which is between 6 and 12 months. The CEO has a 18 month notice period.

Financial instruments

Programs from prior years Stock options 2001/2009 Number
Chairman of the Board	414,845
CEO	2,283,035
Other senior executives	4,446,027

Total	7,143,907

Note 17.    Financial instruments

        The Company operates in Sweden, the Czech Republic, Denmark, Finland, Hungary, the Netherlands, Luxembourg, the United Kingdom, Chile, the United States, Switzerland, Italy, Brazil, Canada, Poland, Spain, Greece, France and Hong Kong and may, in the normal course of business, be exposed to risks from changes in interest rates and foreign exchange rates. The Company does not engage in either foreign currency or interest rate hedging transactions. The market value of financial assets and liabilities is equal to the book value as these are all at market rates and short term.

        Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of liquid funds, short-term investments and accounts receivable.

Note 18.    Contingent liabilities

        Through the ordinary course of business, the Company is a party to lawsuits and other claims. After advice from legal counsel, management believes that these matters will not have any significant impact on the Company's financial position or its operations.

Note 19.    Option agreement

        During 1998 and 1999, the Company granted options to employees and independent directors of the Company to acquire shares in certain of the MTG businesses consolidated herein to form the Company. The options were granted for a fixed number of shares and at a fixed exercise price that was equal to estimated fair market value on the date of grant. Each option vests in three equal tranches: the first over three years, the second over four years and the third over five years. Under the option agreements no shares were to be sold during a lock-up period of two years after the exercise of the options.

        As of January 1, 2000, the Company increased the exercise prices of all outstanding options to adjust for the impact of the merger of the MTG entities which were to be included in the spin-off. This did not result in any additional intrinsic value accruing to the option holders.

        During 2000, after the demerger from MTG, the Company granted certain members of the Board of Directors and certain key managers the option to purchase Metro B shares. The options were granted for a fixed number of shares and at a fixed exercise price that was equal to fair market value on the date of grant. Each option vests in three equal tranches: the first over three years, the second over four years and the third over five years.

        In May 2001, the Company increased the number of granted options to a certain key manager to purchase Metro B shares at a fixed purchase price of US$ 7.50 per share by 30,000. Tranches of 10,000 options each are exercisable in July 2003, 2004 and 2005. These options all expire in July 2006. No compensation expense was recognised under IAS and US GAAP since the exercise price is higher than the fair market value at the date of the grant.

        In May 2001, the Company granted certain key managers the option to purchase up to 60,000 Metro B shares at a fixed purchase price of US$ 7.50 per share. Tranches of 20,000 options each will become exercisable commencing in May 2004, 2005 and 2006. These options all expire in May 2007. No compensation expense was recognised under IAS and US GAAP since the exercise price is higher than fair market value at the date of the grant.

        In October 2001, the Company increased the number of granted options to a certain key manager to purchase Metro B shares at a fixed purchase price of US$ 3.14 per share by 761,000. Tranches of 254,000 options each are exercisable in October 2001, 2002 and 2003. These options all expire in October 2004. No compensation expense was recognised under IAS and USGAAP since the exercise price equals fair market value at the date of the grant.

        In December 2001, the Company granted a certain key manager options to purchase up to 30,000 Metro B shares at a fixed purchase price of US$ 4.18 per share. Tranches of 10,000 options each will become exercisable commencing in December 2004, 2005 and 2006. These options all expire in December 2007. No compensation was recognised under IAS and US GAAP since the exercise price equals fair market value at the date of the grant.

        In May 2001, the Company decreased the exercise prices of certain of the granted options from US$ 9.67 to US$7.50.

        In December 2001, the Company decreased the exercise price of certain of the granted options from US$ 7.50 to US$ 4.18.

        During 2001, the Company cancelled options granted to former employees by 846,761 options for Metro B shares.

        During 2002, the Company cancelled options granted to former employees and directors by 260,000 options for Metro B shares.

        The following table summarises the Company's employee stock option activity:

	Year ended December 31,
	2000		2001		2002		Options outstanding
	Number of Shares (thousands)	Weighted Average Exercise Price (US$)	Number of Shares (thousands)	Weighted Average Exercise Price (US$)	Number of Shares (thousands)	Weighted Average Exercise Price (US$)	Exercise Price (US$)	Number at Dec. 31 2002 (thousands)	Weighted Average remaining Contractual Life (month)
Outstanding at the beginning of the period	9,162	3.17	11,227	5.05	11,311	3.85
Granted	3,286	9.62	881	3.28	—	—
Exercised	—	—	—	—	—	—
Cancelled	(1,171)	3.14	(847)	4.87	(260)	4.18

Outstanding at the end of period	11,277	5.05	11,311	3.85	11,051	3.85	3.85	11,051	28

Options exercisable at year end	—	—	2,240	3.14	4,986	3.16	—	4,986

        There were 4,986,406 options exercisable as of December 31, 2002.

Note 20.    Subsidiaries as at December 31, 2002

	Country	Ownership
Metro Nordic Sweden AB	Sweden	100
Tidnings AB Metro	Sweden	100
Metro Sweden Holding AB	Sweden	100
Rally Television AB	Sweden	100
Everyday Distribution AB	Sweden	100
Oy Metro Lehti Ab	Finland	100
Metro International Luxembourg Holding S.A.	Luxembourg	100
Metro International UK Ltd	United Kingdom	100
Clarita B.V.	Netherlands	100
Metro Ceska Republika a.s.	Czech Republic	100
MTG Metro Gratis Kft	Hungary	90
Metro International AB	Sweden	100
Metro Holland BV	Netherlands	90
Metro Publication Schweiz AG	Switzerland	100
Metro News Co Newcastle Ltd	United Kingdom	100
Modern Times Group MTG Chile Ltda	Chile	100
Tiempos Modernos S.A.	Chile	100
Transit Publications Inc Metro	USA	100
Transit Publications Inc Metro PA	USA	100
Boston Metro Publishing, Inc.	USA	100
Metrorama Publishing Ltd	Greece	98
Metrorama Sales and Services Ltd	Greece	96
Edizione Metro Sarl	Italy	100
Metro Publicita Sarl	Italy	100
Metronews Canada Inc.	Canada	100
TPP Sp.zo. o.	Poland	100
Metronews S.L.	Spain	100
Metro Publishing Hong Kong Limited	Hong Kong	100
Publication Metro France S.A.S.	France	100
Metro Xpress Denmark A/S	Denmark	70

Note 21.    Shares in associated companies

Net book value beginning of the year	1
Share of earnings	(798)
Liability for losses discharged	877
Translation difference	14

Net book value end of the year	94

	Country	Ownership
Associated companies are:
517766 N.B. Inc	Canada	25%
Publications Métropolitaines Inc	Canada	25%
Dubbelnöje AB	Sweden	50%

        Dubbelnöje AB is a joint venture between Metro and a leading Swedish subscription newspaper. The company is an advertising agency, selling advertising space on behalf of both shareholders' newspapers, to entertainment and leisure businesses.

Note 22.    Receivables from associated companies

        The Company year-end receivables from affiliated companies are made up as follows:

Net book value beginning of the year	2,917
Share of losses	(877)
Debentures issued	797
Translation differences	35

Total	2,872

Note 23.    Cash and cash equivalents

        The Company's year-end cash balances are made up as follows:

	2002	2001	2000
Unrestricted cash	12,611	29,133	69,035
Restricted cash	11,378	6,755	4,757

Total	23,989	35,888	73,792

        The restricted cash as of December 31, 2000 and December 31, 2001 was a deposit serving as security for a bank loan. The restricted cash as of December 31, 2002 is a pledged cash collateral in respect of the SEK 400 million credit facility arranged in 2002. This deposit will become unrestricted no earlier than June 30, 2003.

Note 24.    Related party transactions

        Mr. Jan. H. Stenbeck was the Chairman of the Company's Board of Directors. The estate of Mr. Stenbeck is currently in probate (or the equivalent proceedings under applicable local law) in both Luxembourg and Sweden. A Luxembourg notary is administering the estate (at the direction of the heirs) in Luxembourg. A Swedish executor has also been appointed. The Luxembourg notary is currently in control of the estate's substantial direct and indirect shareholdings in each of us, Kinnevik, MTG and Millicom that are greater than those of any other shareholder. The distribution of Mr. Stenbeck's estate will most likely take more than a year to resolve.

        Below is a summary of significant transactions involving companies affiliated through shareholding interests of the estate of Mr. Stenbeck and other related parties.

        The Company has utilized services from a number of related parties. All transactions with related parties have taken place on an arms-length basis. In connection with all contracts, prices are compared with relevant prices on the market from independent suppliers in order to ensure that all contracts are entered into on arms-length conditions.

Related party	Relationship
Industriförvaltnings AB Kinnevik (Kinnevik)	Metro is an associated company of Kinnevik.
Modern Times Group MTG AB (MTG)	MTG holds shares and convertibles in Metro. Parties that are related to MTG own shares in Metro, which gives a significant influence over Metro.
Tele2 AB (Tele2)	Tele2 AB is a related party to Metro since parties which are related to Metro own shares in Tele2 AB and which give them a significant influence over Tele2 AB.
Invik & Co. AB (Invik)	Invik owns 12.9% of the votes and 6.6% of the shares in Metro.
Victory Challenge AB	Victory Challenge AB is a related party since it was controlled by the former chairman, Mr. Jan Stenbeck.
Shared Value Limited	Shared Value Limited is a related party to Metro since parties which are related to Metro own shares in Shared Value Limited and have a significant influence over Shared Value Limited.
Glocal Forum	Mr. Uri Savir is the president of Glocal Forum, a non-profit organization.
Metro Philharmonica	Parties that are related to Metro have sponsored the orchestra.

        The table below shows Metro's sales, purchases, receivables from and liabilities to related parties for 2002.

	Sales	Costs	Accounts receivables	Accounts Payables
Kinnevik	11	373	—	98
MTG	780	1,643	1,829	685
Invik	7	529	12	46
Tele2	1,437	356	321	44
Victory Challenge AB	—	1,974	—	—
Glocal Forum	—	936	—	—
Shared Value Ltd	—	622	—	235
Metro Philharmonica	—	955	—	—
Other	7	967	3	82

Total	2,242	8,355	2,165	1,190

Transactions with Kinnevik

        Industriförvaltnings AB Kinnevik has provided funding through long-term loans. In prior years the company has purchased book keeping services from CIS, a subsidiary of Kinnevik. Bison Air, a private jet service company owned by Kinnevik, has delivered services to Metro during the year.

        On February 2, 2000, we executed a Master Loan Agreement with Kinnevik (the "Kinnevik Facility") under which we have drawn down a total of SEK 441.8 million (plus capitalized interest of SEK2.8 million as of December 31, 2002). The loan carries an interest of STIBOR increased with a margin that is dependent on the ratio of Net Debt to EBITDA. Initially the margin is 3.0% per annum. This margin decreases to 1.5% per annum if the ratio of Net Debt to EBITDA is 2.0 or less. The loan (and capitalized interest) is repayable on 30 days' notice by Kinnevik. This loan is secured by shares in certain of our subsidiaries. Although this facility is repayable on demand by Kinnevik, it is classified as long-term debt in our annual and interim accounts. The loan is treated in this manner because Kinnevik has agreed that it will not call the loan in 2003.

        Kinnevik had, as of December 31, 2001, a pledge amounting to SEK 177 million on behalf of Metro related to the launch of the Metro Hong Kong edition. As of February 26, 2002 the pledge was settled and Kinnevik had recognized a total capital gain of SEK 3.2 million.

        On July 25, 2001 and September 4, 2001, Kinnevik advanced us $20 million in respect of certain of the Metro Shares it subsequently purchased in the private placement in October 2001.

        In October, 2001, we raised $65.1 million (on a net basis) from the private placement of 17,623,800 Metro A Shares and 15,670,842 Metro B Shares. Kinnevik received 10,212,132 new Metro A Shares by converting two loans to Metro amounting to $20 million into equity. An additional 24,006 new Metro A Shares were purchased by Kinnevik, and MTG purchased 263,862 new Metro A Shares and 3,267,142 new Metro B Shares in the private placement on similar terms as other investors in this offering.

Transactions with MTG

        MTG holds convertible debentures in Metro and also has extended a long-term loan to the Company. Several MTG companies advertise their services and products in a number of Metro editions. Certain MTG Group companies have provided financial and other services to us in the form of loans, guarantees and similar undertakings, as well as certain services. After the spin-off, MTG has maintained those guarantees which were already in place in connection with our operating subsidiaries and provides us with accounting and treasury services. We believe that all significant agreements between MTG and us are on ordinary commercial terms. We will attempt to assume over time certain existing guarantees and other financial commitments made by MTG on our behalf, although many of them are expected to remain in place for the foreseeable future. We also hope to have ourselves substituted over time for MTG as a party to any contract or commitment to which MTG is currently a party on our behalf. In Sweden, we expect to enter into cross promotional barter transactions with MTG which will provide us with advertising time using certain MTG media in return for MTG being able to place certain advertisements in Metro.

        On May 23, 2000, MTG exchanged $23.5 million of our indebtedness to MTG for $23.5 million aggregate nominal value of Metro Convertible Debentures which bear interest at a rate of 6% per annum, payable annually in arrears, maturing in May 2003, subject to roll-over. MTG has extended the period of conversion under this agreement by twelve months until May 23, 2004. These debentures may be converted by the holders into an equal number of Metro A Shares and Metro B Shares, in full or in part, at any time or from time to time during their term at a conversion price of $1.42 per Metro A Share and $1.42 per Metro B Share. In connection with the private placement of our shares in December 2000, MTG converted $1.42 million principal amount of the Metro Convertible Debentures into Metro A Shares, receiving 1,000,000 Metro A Shares.

        On August 15, 2000, we entered into a $23.5 million three-year term loan facility with MTG, and we have drawn down the entire amount. Interest is payable at a rate of LIBOR plus 2% per annum. MTG has deferred payment under this agreement by twelve months until August 15, 2004.

        In May 2002, we issued subordinated 6.25% convertible notes to MTG with a nominal value of $20 million. The Metro 6.25% convertible notes bear interest at the rate of 6.25% per annum, payable semi-annually in arrears, and mature in May 2007. The Metro 6.25% convertible notes may be converted by MTG into Metro B Shares in full or in part at any time after June 24, 2002 and until May 2007 at a conversion price of $2.01 per Metro B Share. The Metro 6.25% convertible notes are initially convertible into 9,950,248 Metro B Shares representing 8.3% of our share capital after conversion.

        On December 29, 1999, MTG transferred to the Company a call option, exercisable against Kinnevik, in respect of 1,363,480 shares of MIC, a related party (the "MIC Option"), as part of a recapitalization prior to the Spin-Off of Metro from MTG. The Company paid SEK 88,000 to MTG as consideration for the transfer of the MIC Option. The MIC Option was exercisable until June 30, 2002 and has since lapsed. The Company did not exercise the option since the market price of MIC's shares had fallen to a level below the exercise price per share of SEK65.

Transactions with Invik

        Metro procures treasury, insurance and corporate finance advisory services from Invik. On December 21, 2000, we raised $61.4 million (on a net basis) from the private placement of 2,913,333 Metro A Shares and 5,800,000 Metro B Shares. In order to help fund our liquidity requirements before this private placement was consummated, Invik, one of our major shareholders, on November 6, 2000, advanced to us $5 million of this amount. In lieu of cash repayment of that advance Invik received 833,333 Metro A Shares as part of this private placement. The number of shares was based upon the price paid by and on substantially similar terms as the other purchasers in this private placement.

        On June 25, 2001, we entered into short-term credit facilities with Nordea and Svenska Handelsbanken for an aggregate amount of SEK 100 million. Our borrowing under these facilities was guaranteed by Invik. In November 2001, we repaid the credit facilities with Nordea and Svenska Handelsbanken.

        In 2001, Banque Invik Luxembourg Filial, a subsidiary of Invik, lent Metro's subsidiary in Chile approximately $6.7 million at an interest of 2.75 percent during 2001 which, as of June 1, 2002, was reduced to 1.5 percent. We deposited $6.7 million with Banque Invik as security for this loan. As of December 31, 2002 this loan was repaid.

        Prior to February 8, 2001, when our Swedish Depositary Receipts ("SDRs") representing Metro Shares were quoted on the SBI Stock List ("SBI"), Fischer Partners Fondkommission AB ("Fischer"), which is 100% owned by Invik, acted as the sole market maker in the SDRs trading in the SBI. It received a fee from Metro in connection therewith. Fischer had accounted for approximately 2.5% of the trading volume in the SDRs representing Metro Shares in SBI since the spin-off. On February 8, 2001, the SDRs representing Metro Shares were listed on the O-List of Stockholmsbörsen.

        Modern Privat Kapitalförvaltning AB ("MPK"), wholly owned by Invik, previously acted as depositary for the SDRs representing the Metro shares which were trading in the SBI prior to February 8, 2001, and since then have been trading on the O-List of Stockholmsbörsen. MPK received a fee from Metro in connection therewith. On May 8, 2002 Metro appointed Fischer Partners Fondkommission AB, wholly owned by Invik, as depositary for the Metro SDRs replacing MPK. Metro pays a fee to Fischer Partners Fondkommission AB in connection with this service.

Transactions with other related parties

        Tele2 AB is a related party to Metro since parties which are related to Metro own shares in Tele2 AB and which give them a significant influence over Tele2 AB. Tele2 AB advertises its services and products in a number of Metro editions.

        Victory Challenge AB is a related party since it was controlled by the former chairman, Mr. Jan Stenbeck. Metro has participated in the sponsoring of the Victory Challenge boat, a participant in the 2002/2003 Americas Cup.

        Metro was in 2002 a sponsor of the Glocal Forum, a "non-profit organization' whose President is Mr. Savir.

        Shared Value Limited is a related party to Metro since parties which are related to Metro own shares in Shared Value Limited and which give a significant influence over Shared Value Limited. Metro procures investor relations management services from Shared Value.

        Metro Philharmonica is a Moscow based group of musicians co-sponsored by Metro and its former Chairman, Jan-Hugo Stenbeck.

        Other related party transactions include executive search, procurement and sales consultancy as well as internal audit services to Search Value Ltd., ProcureITright AB, Applied Sales AB and SISF S.A.

        The total costs of related parties transactions in 2002 amounted to US$8.4 million and in 2001 amounted to US$ 3.5 million.

Note 25.    Subsequent events

        Metro drew down the extension of SEK 150 million agreed in 2002, to the existing long-term loan from Kinnevik in January 2003. Following the expiration of the MIC option in June 2002, Metro has now pledged the Hungarian, Prague and Dutch operations as security for the SEK 442 million in loans and capitalized interest from Kinnevik, and the Spanish operations as security for the further SEK 150 million in additional financing, received in January 2003. The Kinnevik loan bears interest at an annual rate of STIBOR plus 3% and has no fixed term.

        Between January 20, 2003 and February 25, 2003 our shares listed on the Stockholmsbörsen were listed on the O-list Observation list because the structure of the Board of Directors did not fulfill Stockholmsbörsen's requirements regarding the appointment of independent directors and because Metro had not provided sufficient information to enable the compulsory one year follow-up review to be completed satisfactorily. The shares were removed from the Observation list on February 25, 2003 when we back in compliance with the Stockholmsbörsen's requirements.

        In January 2003 Industriförvaltnings AB Kinnevik and Modern Times Group MTG AB agreed to amend the loan repayment terms of existing loans to the company. Kinnevik agreed not to call in the loan to Metro of SEK 442 million during 2003. The loan has no fixed term and bears interest at STIBOR plus three per cent per annum. In addition MTG has deferred payment of its existing loan to Metro of US$ 23.5 million by twelve months until 15 August 2004, and extended the period of conversion of the US$ 22.1 million of Metro 6.0% convertible debentures by twelve months until 23 May 2004.

        In order to raise additional capital in 2003, we will issue rights to subscribe for new class A shares to holders of our Swedish Depository Receipts and class A and B shares (except those holders domiciled in the United States, Canada and Japan, who will receive a cash payment equivalent to the amount realized from the sale of their tradable rights). Eligible shareholders will be offered the opportunity to subscribe for one new class A share for each class A or class B share held at a price of SEK 2.30 per share. This rights issue will be fully underwritten by Kinnevik, which has indicated that it intends to take up its rights in the offering based on its current shareholding in the Company. If the issue is not fully subscribed, current shareholders will be permitted to subscribe for the remaining shares pro rata based on their current holdings. We expect the offer to commence during the second half of July 2003. Kinnevik is providing short-term bridge financing to the Company on the same terms as the Kinnevik loan. We plan to repay this financing with the proceeds of the rights issue. At the same time, we will convert SEK 1.151 million of existing interest-bearing liabilities owing to Kinnevik and MTG (excluding the bridge financing) into equity by an issue of new class A and new class B shares at a price of SEK 3.75 per share. Following the conversion, but not including the results of the rights offering, Kinnevik will hold 63.1 million class A shares and 116.1 million class B shares and MTG will hold 52.3 million class A shares and 96.9 million class B shares. Under the terms of the rights offer, Kinnevik is eligible to subscribe for 16.8 million class A shares and 0.8 million class B shares and MTG is eligible to subscribe for 4.5 million class A shares and 3.3 million class B shares.

Note 26.    US GAAP Information

        The accompanying consolidated financial statements of the Company have been prepared in accordance with IAS. These accounting principles differ in certain respects from US GAAP.

        Following is a summary of the adjustments under US GAAP that affect the Company's consolidated net income (loss) for the years ended and consolidated shareholders' equity as of

December 31, 2000, 2001 and 2002 together with a discussion of the principal differences between IAS and US GAAP that are significant to the Company's consolidated financial statements.

	2002	2001	2000
Reconciliation of net income
Net loss as reported under IAS	(71,871)	(85,943)	(71,203)
Adjustments to reconcile to corresponding amounts under US GAAP:
Goodwill amortization	3,635	—	—
Income tax	(989)	—	—
Net loss under US GAAP	(69,225)	(85,943)	(71,203)
Loss from continuing operations	(64,706)	(66,325)	(56,018)
Loss from discontinuing operations	(4,519)	(19,618)	(15,185)
Net loss under US GAAP	(69,225)	(85,943)	(71,203)
Basic and diluted loss per share	(0.63)	(1.02)	(1.07)
Basic and diluted average number of shares	109,383,131	84,206,909	66,375,156

Basic and diluted outstanding number of shares	109,383,131	109,383,131	76,088,489

	2002	2001	2000
Reconciliation of shareholders' equity
Shareholders' equity under IAS	(114,081)	(43,202)	(19,982)
Adjustments to reconcile to corresponding amounts under US GAAP:
Goodwill	3,635	—	—
Deferred tax assets	—	989	989

Shareholders' equity under US GAAP	(110,446)	(42,213)	(18,993)

        Those differences that have a significant effect on the consolidated net income (loss) and shareholders' equity are described as follows:

Income taxes

        IAS requires that unrealized profits resulting from intragroup transactions are eliminated from the carrying amount of assets, such as inventory or property, plant, or equipment. The tax effect of such transactions is calculated by reference to the position of the buying entity. Under US GAAP, income taxes paid by the seller on intercompany profits on assets that remain within the consolidated group, including the tax effect of any reversing temporary differences in the seller's tax jurisdiction, are deferred. This effect was reversed in 2002.

        Under US GAAP a deferred tax asset is recognized only to the extent that it is more likely than not that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reduced to the extent that it is no longer more likely than not that the related tax benefit will be realized.

Business combinations

        Acquisitions of certain subsidiaries are reported differently in accordance with IAS and US GAAP. The difference is attributable primarily to reporting and amortization of goodwill.

        Effective January 1, 2002, Metro adopted SFAS 142—"Goodwill and Other Intangible Assets". In accordance with the transition rules of SFAS 142, Metro has identified its reporting units and determined the carrying value and fair value of each reporting unit as of January 1, 2002. No impairment loss has been recognized as a result of the transitional goodwill evaluation. In accordance with SFAS 142, goodwill and other intangible assets with indefinite useful lives should not be amortized but rather evaluated for impairment annually. Accordingly, the amortization of goodwill reported under IAS has been reversed in the determination of Net income and Shareholders' equity under US GAAP.

Furthermore, impairment tests have been performed for existing goodwill as of December 31, 2002. No impairment loss has been recognized as a result of these tests.

        The following reflects the impact that SFAS 142 would have had on prior period net income:

	Year ended December 31,
	2001	2000
Reported net loss under US GAAP	(85,943)	(71,203)
Cease goodwill amortization	3,473	3,674
Adjusted net loss under US GAAP	(82,470)	(67,529)
Basic and diluted loss per share	(0.98)	(1.02)

Discontinued operations

        Under U.S. GAAP, the definition of a discontinued operation changed in 2002 with the adoption of SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Under SFAS 144, each of the following 2002 closures are accounted for as a discontinued operations: Zurich, Buenos Aires and Rio de Janeiro. Beginning in 2002, the results of these discontinued operations under U.S. GAAP including any loss for write-down to fair value less cost to sell, and any gain or loss on disposal are presented in the income statement separately from the results of continuing operations. The following table sets forth net sales, operating income and net income for each of the last three years recorded by such divested 2002 operations that are reclassified as discontinued operations under U.S. GAAP.

	Years ended December 31,
	2002	2001	2000
	($ thousands)
Net sales	322	7,145	3,096
Operating income	(4,519)	(19,590)	(14,221)
Net loss	(4,519)	(19,618)	(15,185)

        Net income under US GAAP for the year ended December 31, 2002, can be reconciled as follows:

	Years ended December 31,
	2002	2001	2000
Loss from continuing operations before income taxes	(72,364)	(64,523)	(53,343)
Income taxes	6,266	(2,495)	(2,675)
Minority interest	1,392	693	—
Loss from continuing operations	(64,706)	(66,325)	(56,018)
Discontinued operations (Note 4)
Loss from operations of discontinued Companies	(4,519)	(19,618)	(15,185)
Net loss	(69,225)	(85,943)	(71,203)

Restricted cash

        The Company has cash on deposit with certain banks to which access is restricted by contractual agreement with the bank, totaling US$4.8 million, US$6.8 million and US$11.4 million at December 31, 2000, 2001 and 2002 respectively. Under US GAAP, restricted cash is classified as a non-current asset in the balance sheet and is excluded from the definition of cash in the cash flow statement. A summarized cash flow statement under US GAAP is presented below:

	2002	2001	2000
Cash flows from operations	(65,525)	(85,308)	(66,437)
Cash flows from investing activities	(3,428)	(7,541)	(5,822)
Cash flows from financing activities	51,913	53,127	141,497
Foreign currency effect on cash	518	(180)	(252)
Changes in cash	(16,522)	(39,902)	68,986
Cash at beginning of year	29,133	69,035	49
Cash at end of year	12,611	29,133	69,035

Stock-based employee compensation

        For US GAAP purposes, the Company's employee stock option plan is accounted for in accordance with the intrinsic value method established by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. No compensation expense is recognized for stock options granted when the exercise price of these options granted is equal or greater than the fair market value of the Company's stock at the date of grant and the terms of the award are fixed.

        In 2000, the Company modified certain previously granted awards to reduce the exercise price. As a result, these awards are now treated as variable awards under US GAAP. Accounting for variable awards requires that compensation expense be re-measured at each reporting date as the excess of the market value of the shares and the exercise price of the options granted. As of December 31, 2002, no compensation expense has been recorded related to these options as the exercise price exceeded the market value of the shares. Application of variable plan accounting may result in greater volatility in US GAAP earnings in future periods.

        The Company has adopted the disclosures requirements SFAS No. 123, Accounting for Stock Based Compensation. Disclosures, including pro forma operating results had the Company prepared its financial statements in accordance with the fair value based method of accounting for stock compensation, are as follows:

	2002	2001	2000
Net loss under US GAAP	(69,225)	(85,943)	(71,203)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(12,002)	(9,557)	(3,178)

Pro forma net loss	(81,227)	(95,500)	(74,381)
Basic and diluted loss per share	(0.74)	(1.13)	(1.12)
Average number of shares	109,383,131	84,206,909	66,375,106

        Under the fair value method prescribed by SFAS 123, the fair value of options granted in 2000 and 2001 has been estimated at the date of grant using a Black-Scholes option model with the following weighted average assumptions. No options were granted in 2002.

	2001	2000
Risk-free rate (%)	5.00	5.00
Volatility (%)	99.00	82.00
Expected Life (in Years)	6.00	6.00
Dividend Yield (%)	0.00	0.00

        The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions. Because the Company's options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of its options. However, based solely on this analysis, the weighted average estimated fair value of employee stock options granted during 2000 and 2001 was US$ 7.01 and US$ 2.37 per share, respectively.

Recently issued accounting standards

        In June 2001, FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The Company also records a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company is required to adopt SFAS No. 143 on January 1, 2003. The adoption of SFAS No. 143 is not expected to have a material effect on the Company's financial statements.

        In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 amends existing guidance on reporting gains and losses on the extinguishment of debt to prohibit the classification of the gain or loss as extraordinary, as the use of such extinguishments have become part of the risk management strategy of many companies. SFAS No. 145 also amends SFAS No. 13 to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The provisions of the Statement related to the rescission of Statement No. 4 is applied in fiscal years beginning after May 15, 2002. Earlier application of these provisions is encouraged. The provisions of the Statement related to Statement No. 13 were effective for transactions occurring after May 15, 2002, with early application encouraged. The adoption of SFAS No. 145 is not expected to have a material effect on the Company's financial statements.

        In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of SFAS No. 146 is not expected to have a material effect on the Company's financial statements.

        In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on the Company's financial statements. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The required disclosures are included in the notes to the consolidated financial statements.

        In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123. This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to these consolidated financial statements.

        In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities. The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust or any other legal structure used to conduct activities or to hold assets in which either (a) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (b) the equity investors lack (i) the ability to make decisions about the entity's activities, (ii) the obligation to absorb the expected losses of the entity if they occur, or (iii) the right to receive the expected residual returns of the entity if they occur. Historically, entities generally were not consolidated unless the entity was controlled through voting interests. FIN 46 changes that by requiring a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. A company that consolidates a variable interest entity is called the "primary beneficiary" of that entity. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest. The requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. The requirements of FIN 46 apply in the first fiscal year or interim period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest that is acquired before February 1, 2003. Also, certain disclosure requirements apply to all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The Company is currently determining what impact these provisions will have on its financial statements.

        In November 2002, the Emerging Task Force issued its consensus on EITF 00-21, Revenue Arrangements with Multiple Deliverables on an approach to determine whether an entity should divide an arrangement with multiple deliverables into separate units of accounting. According to the EITF in an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met: (1) The delivered item(s) has value to the customer on a standalone basis, (2) There is objective and reliable evidence of the fair value of the undelivered item(s), (3) If the arrangement includes a general right of return, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor. If all the conditions above are met and there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration should be allocated to the separate units of accounting based on their relative fair values. However, there may be cases in which there is objective and reliable evidence of the fair value(s) of the undelivered item(s) in an arrangement but no such evidence for one or more of the delivered items. In those cases, the residual method should be used to allocate the arrangement consideration. The guidance in this Issue is effective for revenue arrangements entered into in fiscal years beginning after June 15, 2003. Alternatively, entities may elect to report the change in accounting as a cumulative-effect adjustment in accordance with Opinion 20. If so elected, disclosure should be made in periods subsequent to the date of initial application of this consensus of the amount of recognized revenue that was previously included in the cumulative effect adjustment. The Company is assessing the impact of the adoption of EITF 00-21 on its financial position and the results of its operations.

        On April 30, 2003, the FASB issued FASB Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which amends FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, to address (1) decisions reached by the Derivatives Implementation Group, (2) developments in other Board projects that address financial instruments, and (3) implementation issues related to the definition of a derivative. Statement 149 has multiple effective date provisions depending on the nature of the amendment to Statement 133. The Company is currently evaluating the impact of adopting Statement 149 on its financial statements.

        On May 15, 2003, the FASB issued FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic entities. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. For nonpublic entities, mandatory redeemable financial instruments are subject to the provisions of this Statement for the first fiscal period beginning after December 15, 2003. The Company is currently evaluating the impact of adopting Statement 150 on its financial statements.

QuickLinks

TABLE OF CONTENTS
GENERAL INFORMATION
FORWARD-LOOKING STATEMENTS
PART I
  Item 1. Identity of Directors, Senior Management and Advisers
  Item 2. Offer Statistics and Expected Timetable
  Item 3. Key Information
SELECTED FINANCIAL DATA
RISK FACTORS
  Item 4. Information on the Company
HISTORY AND DEVELOPMENT OF THE COMPANY
BUSINESS OVERVIEW
SUBSIDIARIES
  Item 5. Operating and Financial Review and Prospects
Swedish Krona/Dollar Exchange Rates (Kronor per Dollar)
  Item 6. Directors, Senior Management and Employees
  Item 7. Major Shareholders and Related Party Transactions
  Item 8. Financial Information
CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
SIGNIFICANT CHANGES
  Item 9. The Offer and Listing
PRINCIPAL TRADING MARKETS
  Item 10. Additional Information
MEMORANDUM AND ARTICLES OF ASSOCIATION
MATERIAL CONTRACTS
EXCHANGE CONTROLS
TAXATION
DOCUMENTS ON DISPLAY
  Item 11. Quantitative and Qualitative Disclosures About Market
  Item 12. Description of Securities Other than Equity Securities
PART II
  Item 13. Defaults, Dividend Arrearages and Delinquencies
  Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
  Item 15. Controls and Procedures
  Item 16. [Reserved]
PART III
  Item 17. Financial Statements
  Item 18. Financial Statements
  Item 19. Exhibits
EXHIBIT INDEX
SIGNATURE
Certification of Chief Executive Officer
Certification of Chief Financial Officer
METRO INTERNATIONAL S.A. INDEX TO FINANCIAL STATEMENTS
METRO INTERNATIONAL S.A. REPORT OF INDEPENDENT AUDITORS
METRO INTERNATIONAL S.A. CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands except share and per share amounts)
METRO INTERNATIONAL SA CONSOLIDATED STATEMENTS OF RECOGNIZED GAINS AND LOSSES (in thousands)
METRO INTERNATIONAL SA CONSOLIDATED BALANCE SHEETS (in thousands)
METRO INTERNATIONAL S.A. CONSOLIDATED STATEMENTS OF CASH FLOW (in thousands)
METRO INTERNATIONAL S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS